UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2023

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from_____to_____

Commission File Number: 001-38826

Microvast Holdings, Inc.
(Exact name of registrant as specified in its charter)

Delaware	**83-2530757**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**

12603 Southwest Freeway, Suite 300 Stafford, Texas	**77477**
(Address of principal executive office)	**(Zip Code)**

(281) 491-9505
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, par value $0.0001 per share	MVST	The Nasdaq Stock Market LLC
Redeemable warrants, exercisable for shares of common stock at an exercise price of $11.50 per share	MVSTW	The Nasdaq Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act: None

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Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

The aggregate market value of the common voting stock held by non-affiliates of the registrant as of the last business day of the registrant's most recently completed fiscal quarter, June 30, 2023, based on the closing price on that date of $1.60, was $354.0 million.

As of March 25, 2024, the registrant had 317,206,095 shares of the Company's common stock, par value $0.0001, issued and outstanding.

TABLE OF CONTENTS

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This annual report on Form 10-K (the "Annual Report") contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about future financial and operating results, our objectives, expectations and intentions with respect to future operations, products and services; and other statements identified by words such as "anticipate," "believe," "continue," "could," "estimate," "expect," "intend," "may," "might," "objective," "plan," "project," "predict," "outlook" "should," "will," "would," or the negative of these terms, or other comparable terminology intended to identify statements about the future. These forward-looking statements include, but are not limited to, statements regarding our industry and market sizes, and future opportunities for us. Such forward-looking statements are based upon the current beliefs and expectations of management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and generally beyond our control. Actual results and the timing of events may differ materially from the results anticipated in these forward-looking statements.

In addition to factors identified elsewhere in this Annual Report, the following factors, among others, could cause actual results and the timing of events to differ materially from the anticipated results or other expectations expressed in the forward-looking statements:

- our ability to remain a going concern;

- risk that we may not be able to execute our growth strategies or achieve profitability;

- risk that we will be unable to raise additional capital to execute our business plan or pay our debts as they come due, which may not be available on acceptable terms or at all;

- restrictions in our existing and any future credit facilities;

- risks of operations in China;

- the effects of mechanics liens filed by contractors that we do not have sufficient funds to pay;

- the effects of existing and future litigation;

- changes in general economic conditions, including increases in interest rates and associated Federal Reserve policies, a potential economic recession, and the impact of inflation on our business;

- changes in the highly competitive market in which we compete, including with respect to our competitive landscape, technology evolution or regulatory changes;

- changes in availability and price of raw materials;

- labor relations, including the ability to attract, hire and retain key employees and contract personnel;

- heightened awareness of environmental issues and concern about global warming and climate change;

- risk that we are unable to secure or protect our intellectual property;

- risk that our customers or third-party suppliers are unable to meet their obligations fully or in a timely manner;

- risk that our customers will adjust, cancel or suspend their orders for our products;

- risk of product liability or regulatory lawsuits or proceedings relating to our products or services;

- the effectiveness of our information technology and operational technology systems and practices to detect and defend against evolving cyberattacks;

- changing laws regarding cybersecurity and data privacy, and any cybersecurity threat or event;

- the effects and associated cost of compliance with existing and future laws and governmental regulations, such as the Inflation Reduction Act;

- economic, financial and other impacts such as a pandemic, including global supply chain disruptions; and

- the impacts of geopolitical events, including the ongoing conflicts between Russia and Ukraine and between Israel and Hamas.

Actual results, performance or achievements may differ materially, and potentially adversely, from any forward-looking statements and the assumptions on which those forward-looking statements are based. There can be no assurance that the data contained herein is reflective of future performance to any degree. You are cautioned not to place undue reliance on forward-looking statements as a predictor of future performance as forward-looking statements are based on estimates and assumptions that are inherently subject to various significant risks, uncertainties and other factors, many of which are beyond our control.

All information set forth herein speaks only as of the date hereof, and we disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date hereof except as may be required under applicable securities laws. Forecasts and estimates regarding our industry and end markets are based on sources we believe to be reliable, however, there can be no assurance these forecasts and estimates will prove accurate in whole or in part.

All references to the "Company," "we," "us" or "our" refer to Microvast Holdings, Inc. and its consolidated subsidiaries other than certain historical information which refers to the business of Microvast prior to the consummation of the Business Combination.

GLOSSARY

Industry Specific Defined Terms

- "°C" refers to degrees measured in Celsius;

- "BMS" refers to the battery management system;

- "ESS" refers to utility-scale energy storage systems;

- "FCG" refers to the full concentration gradient;

- "GHG" refers to greenhouse gas;

- "GWh" refers to gigawatt hours;

- "KWh" refers to kilowatt-hour;

- "LFP" refers to lithium iron phosphate;

- "LTO" refers to lithium titanate oxide;

- "MWh" refers to megawatt hours;

- "NMC-1" refers to nickel manganese cobalt version 1;

- "NMC-2" refers to nickel manganese cobalt version 2; and

- "OEMs" refers to original equipment manufacturers.

General Defined Terms

- "2021 Plan" refers to the Microvast Holdings, Inc. 2021 Equity Incentive Plan;

- "Annual Report" refers to this annual report for the year ended December 31, 2023 filed on Form 10-K;

- "Annual RSUs" refers to an annual award of restricted stock units;

- "Board" refers to the board of directors of Microvast Holdings, Inc.;

- "Business Combination" refers to the business combination pursuant to the Agreement and Plan of Merger dated February 1, 2021, between Tuscan, Microvast, Inc. and TSCN Merger Sub Inc.;

- "CAC" refers to the Cyberspace Administration of China;

- "COVID-19" refers to the coronavirus pandemic;

- "CSRC" refers to the China Securities Regulatory Commission;

- "DOE" refers to the U.S. Department of Energy;

- "E.U." refers to the European Union;

- "Elective RSUs" refers to non-employee directors annual cash retainer;

- "Escrow Agent" refers to Continental Stock Transfer & Trust Company as escrow agent;

- "Exchange Act" refers to the Securities Exchange Act of 1934, as amended;

- "FCPA" refers to the Foreign Corrupt Practices Act;

- "Founder Shares" refers to the 6,900,000 founder shares purchased by the Tuscan Group for a purchase price of $25,000 in connection with the IPO;

- "IPO" refers to Tuscan Holdings Corp.'s initial public offering;

- "IRA" refers to the Inflation Reduction Act passed in August 2022;

- "Microvast Energy" refers to our energy division headquartered and incorporated in Colorado that designs, develops and manufactures battery energy storage systems;

- "MPS" refers to Microvast Power Systems Co. Ltd. our majority-owned subsidiary incorporated in Huzhou, China;

- "NASDAQ" refers to the NASDAQ stock exchange;

- "NEOs" refers to our named executive officers for the year ended December 31, 2023 as defined by the Securities Act;

- "PCAOB" refers to the Public Company Accounting Oversight Board;

- "PRC" refers to the People's Republic of China;

- "PSUs" refers to performance stock units;

- "R&D" refers to research and development;

- "RMB" refers to Renminbi;

- "RSUs" refers to restricted stock units;

- "SEC" refers to the U.S. Securities and Exchange Commission;

- "Securities Act" refers to the Securities Act of 1933, as amended;

- "Stockholders Agreement" refers to the agreement, entered into on July 23, 2021 by and among Microvast Holdings, Inc., Tuscan Holdings Acquisition LLC and Mr. Yang Wu;

- "TSR" refers to total shareholder return;

- "Tuscan Director" refers to Stephen Vogel as the director nominated by the Tuscan Group under the terms of the Stockholders Agreement;

- "Tuscan" refers to Tuscan Holdings Corp, a Delaware corporation established in April 2016 for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization, or similar business combination with one or more businesses;

- "Tuscan Group" refers to Stefan M. Selig, Richard O. Rieger and Amy Butte of Tuscan Holdings Acquisition LLC;

- "U.K." refers to the United Kingdom;

- "U.S" refers to the United States of America;

- "WFOE" or "wholly foreign owned enterprises" refers to a company incorporated in China and wholly-owned by one or more foreign investors; and

- "Wu Directors" refers to the current directors Mr. Wu nominated under the terms of the Stockholders Agreement, including Mr. Wu, Yanzhuan Zheng and Arthur Wong.

PART I

ITEM 1. BUSINESS

Microvast Holdings, Inc., an advanced battery technology company, is headquartered in Stafford, Texas, and publicly traded on the NASDAQ. We design, develop and manufacture battery components and systems primarily for electric commercial vehicles and utility-scale energy storage systems ("ESS").

Founded in 2006, Microvast was built on a guiding principle that remains core to our mission today: to innovate lithium-ion battery design without relying on past technologies. We call this true innovation. We started without preconceived notions of lithium-ion battery creation, unlike many companies that repurposed legacy technologies for new markets like electric vehicles—a process we consider product development rather than true innovation. To understand this difference, is to understand what we have set out to achieve.

Our mission is to accelerate the adoption of electric vehicles and renewable energy through innovative battery technologies and solutions, driving the transition to a sustainable economy. Specifically, we aim to spearhead U.S. domestic battery production in what is a strategically vital sector and allowing over time for the reliance on supplies from overseas manufacturers to be reduced. We believe continuous investment in our technology and operations will deliver long-term targeted revenue and income growth.

Through a vertically integrated approach, we have developed proprietary technologies spanning the entire battery system, from basic cell materials (cathode, anode, electrolyte, separator) to cooling systems and software controls. Since our inception, we have primarily focused on developing new battery solutions for the transportation industry which requires batteries that are ultra-fast charging, high energy density, long-lasting and safe.

In the future, in addition to expanding our production of battery systems and battery components, we expect to increase our focus on producing ESS solutions to support the shift to electrification, with the goal of becoming a leading global ESS solution provider to the energy market. This necessity stems from the premise that electric vehicles are truly green only if powered by green energy. Addressing this symbiotic relationship is at the heart of our research activities and we expect it will shape our strategies for the foreseeable future.

Our most recent innovation is our high-energy nickel manganese cobalt ("NMC") 53.5 ampere-hour battery cell (the "53.5Ah"), whose performance characteristics make it an ideal solution for commercial vehicle and ESS applications. To bring this product to market we have made significant investments in capacity expansion in Huzhou, China. This facility employs fully-automated production equipment for the 53.5Ah cell, ensuring significant operating efficiencies.

We have also made significant investments in our capacity expansion in Clarksville, Tennessee and by the fourth quarter of 2023 had started to install certain sections of the production line. However, progress on certain third party construction workstreams as well as taking delivery and possession of further equipment started to be impacted toward the end of the fourth quarter due to the required funding to complete the project not being secured. We expect the 53.5Ah cell to be our dominant revenue driver for this next phase of our growth.

Since 2009, when we launched our first ultra-fast battery system, we have sold and delivered approximately 4,487.5 megawatt hours ("MWh") of battery systems. Our revenue for the year ended December 31, 2023, increased $102.1 million to $306.6 million, a 50% increase compared to the year ended December 31, 2022. As of December 31, 2023, our battery systems had an order backlog of about $276.4 million (equivalent to approximately 1,637.9 MWh), with nearly 84% attributable to the U.S. and Europe. We expect to fulfill a majority of our backlog within 2024 and 2025.

Our Applications

Our three principal areas of focus for our business and future growth are electric commercial vehicles, utility-scale ESS and battery components.

Electric Commercial Vehicles

We design, develop and manufacture battery solutions for electric commercial vehicles such as light, medium and heavy-duty trucks, buses, trains, mining trucks, marine and port vehicles, automated guided and specialty vehicles. We focus on combining critical attributes for better performance, including ultra-fast charging capabilities, long lifespan, low total cost of ownership, high-energy density and high safety. Our battery systems' ultra-fast charging capabilities enable

electric commercial vehicles to charge in just 10 to 30 minutes to reach 80% to 95% capacity, allowing for continuous operation. Certain of our competitors' batteries typically need to charge anywhere from 3 hours to overnight to reach full design capacity. Ultra-fast charging capability is a critical performance differentiator for applications that are in year-round 24/7 operation, such as those vehicles used in ports, airports, logistics, warehousing and other similar use cases.

Moreover, our battery systems' lifespan matches the typical operational life of commercial vehicles, avoiding the substantial costs of battery replacement. In contrast, a majority of our competitors' batteries need to be replaced on an average of 5 to 6 years, which is only half of the lifespan of our batteries.

We believe the high-energy density of our battery systems makes our products an ideal choice for light duty vans. By equipping sufficient energy onboard these mid-range delivery vehicles, our products are capable of optimizing the daily operational requirements for the commercial vehicle user.

In addition, fundamental to the purchasing decision of a commercial vehicle customer is an understanding of the total cost of ownership from deploying a particular battery solution and comparing that to competing powertrains, which have traditionally been internal combustion engines. The key variables influencing the total cost of ownership are system cost, cycle life and charging capability. Because of our industry-leading performance, especially on cycle life, we believe our battery systems are able to give commercial vehicle customers a superior total cost of ownership versus what would be achieved from competing systems.

The solutions we provide to customer vehicle original equipment manufacturers ("OEMs") are equipped with state-of-the-art BMS that we have developed internally. Our latest BMS for the commercial vehicle market will meet automotive functional safety "ISO 26262" and automotive cybersecurity "ISO 21434" standards. Microvast's BMS 5.0 will also have built-in digital twin technology.

As the volume of our battery systems sold increases, our installed base grows correspondingly. To add value throughout our product's operational life, we are investing in service personnel and predictive and diagnostic software, enhancing our after-sales service and expanding our product offerings.

The market potential for electric commercial vehicles is large because the global transportation sector is the second largest emitter of GHG's, with commercial vehicles accounting for approximately a third of these emissions. This electric commercial vehicle opportunity encompasses all types of vehicles, including buses, light commercial vans, light, medium and heavy-duty trucks, mining equipment, port equipment and specialty vehicles. Microvast technologies are in operation in all these vehicle types.

The key benefits of our technologies are being recognized by leading commercial vehicle OEMs. Building upon the Industrial and Commercial Cooperation Agreement we entered into with Iveco Group in 2019, we are benefiting from the successful deployment of their light commercial vehicles (IVECO eDaily, which launched in Q4 of 2022) and also certain bus platforms, such as the Iveco Citybus, Intercity, Crossway and others which have been presented for multiple tenders in 2022 and 2023 using our battery technologies. A growing Iveco fleet on the market helps to secure our presence.

We are present in all the main global bus markets, such as the Asia & Pacific region, India and Europe working with the likes of FPT Industrial (part of the Iveco Group), SAFRA, Foton, Higer, JBM Group, Ashok Leyland and others.

In the port equipment sector, we continue to supply to Kalmar (one of the world's leading OEMs in this segment), based on our existing long-term partnership agreement which is scheduled to run until 2026. Additionally, we are working on strengthening our position in the market for terminal tractors by serving customers like Gaussin and Trepel both in the American and European markets. Our engagement with mining truck OEMs such as XCMG, LGMG and others continues to develop promisingly.

We have identified the marine market as an additional application for our battery systems. Accordingly, we were recently selected by Evoy to electrify small leisure boats marking our entry into the marine segment in Europe. We believe the railway market also presents potential attractive possibilities for our technologies.

Utility-Scale ESS

The goal of eliminating greenhouse gas ("GHG") emissions from the commercial vehicle sector is most impactful if the energy source for these vehicles is also non-polluting. Renewable energy sources, such as solar energy, require storage, and therefore we believe that energy storage is currently the foundation for all electrification.

In October 2022, we announced the development of our new battery ESS solution to address this challenge. This utility-scale ESS solution stores energy generated by solar, wind, or other energy sources and then dispatches the stored power to the grid when needed, such as during periods of peak electricity demand, a usage commonly referred to as "energy shifting". Our ESS container incorporates our high-energy 53.5Ah cell technology.

Our current ESS product, the ME-4300, is designed to supply energy for up to 4 hours, which is currently in high demand for energy shifting applications, thereby increasing grid resilience, reliability, and performance while helping reduce GHG emissions. Subject to our ability to secure additional financing, we plan to manufacture battery cells and modules for the ESS container in our Clarksville, Tennessee facility beginning approximately eight months after we secure such financing. Further delays in funding or the inability to secure funding will cause further delays to the production start date of this facility.

On July 11, 2023, we completed the purchase of our new facility in Windsor, Colorado which provides nearly 100,000 square feet of space for assembling ESS containers, with ample room to add additional assembly capacity for our ESS business as needed and is expected to start deliveries of ESS containers in the second quarter of 2024.

Our ESS container features 4.3 MWh energy per 20-foot container and is easily transportable and deployable. Our higher energy density ESS allows energy storage developers to use fewer containers to reach the total rated energy design of an energy storage project. Using our ESS solution could reduce the number of containers needed by up to 30% to achieve a project's total rated energy design.

We are currently developing a new ESS product which will be a short duration system, designed to supply energy for up to 2 hours. We expect to make the first deliveries of this system in the fourth quarter of 2024.

 The BMS offered in our ESS container provides customers the ability to monitor the performance of the ESS and provides functionality that allows the BMS to fix operational problems inside each individual tray and optimize system performance. The BMS for our ESS container was designed and developed in the U.S. at our Windsor, Colorado facility, and with the BMS also being manufactured in the U.S., we believe this will help ensure the security and safety of the U.S. electric grid.

In December 2022, we were awarded a contract to supply a utility-scale 1.2 gigawatt hours ("GWh") battery ESS project to a customer in the U.S. We have subsequently agreed with this customer to reduce the size of this contract. Our backlog was reduced to $276.4 million as of December 31, 2023 because we removed all the volumes from this contract until such time as we had reached a revised agreement with this customer, which was only concluded in the first quarter of 2024. First deliveries of our ESS containers to this customer, using 53.5Ah cells and trays manufactured in our Huzhou facility, are expected to commence in the second quarter of 2024.

Upon completion of our Phase 1A expansion at our Clarksville, Tennessee facility and Clarksville becoming operational, we anticipate sales of our ESS container will directly benefit from section 45X of the Inflation Reduction Act (the "IRA"), which provides a $45 per kilowatt-hour (kWh) tax credit. We believe our U.S. customers will also benefit from our cell and module production qualifying as domestic content which will enable them to increase their investment tax credit under the IRA from 30% to 40% of the total project cost.

We expect to be awarded additional ESS projects due to our technologies' key benefits listed above. Further, global additions of energy storage in 2023 are estimated to have been 99 GWh and projected to grow at a 27% CAGR through 2030, with the U.S. and China being the leading individual markets (according to Bloomberg New Energy Finance ("BNEF")). Our current focus is the U.S. market where it is estimated that 30 GWh of energy storage capacity was installed by the end of 2023. Based on research from BNEF, approximately 460 GWh of energy storage capacity will be added in the U.S. by 2030, with approximately 65% of this being for energy shifting applications, which is our target market.

Battery Components

As a vertically integrated battery company, we develop and own proprietary intellectual property and know-how relating to the design, development and manufacture of the four critical components of lithium-ion batteries, namely the cathode, anode, electrolyte and separator. This allows us to use these components in our products and market the individual components, such as the cathode or separator, to other lithium-ion battery companies or significant purchasers of lithium-ion batteries, like passenger car OEMs and consumer electronics manufacturers. We believe our most recent developments to the cathode and the separator have resulted in significant and unique proprietary intellectual property, including our full concentration gradient ("FCG") cathode and polyaramid separator.

Our exclusive polyaramid separator, incorporating 26 patented technologies, offers significant safety advantages over traditional separators, with high mechanical and thermal stability minimizing thermo-induced changes. We believe our exclusive FCG cathode, which includes 33 patented technologies, offers a safer and more reliable solution that increases energy density and minimizes the use of cobalt in the cathode.

In October 2022, we were notified by the U.S. Department of Energy ("DOE") that we had been selected, in collaboration with General Motors, to receive $200 million in grant funding as part of the DOE's Battery Materials Processing and Battery Manufacturing initiative pursuant to the recently enacted infrastructure law, subject to negotiation of specific terms and conditions. The grant funding was expected to support the construction of a new polyaramid separator manufacturing facility in Hopkinsville, Kentucky. On May 23, 2023 the DOE announced that it was declining to award the previously-announced $200 million grant to us. Notwithstanding the DOE's decision, and subject to our ability to secure additional capital, we plan to continue making significant investments in the United States, including completing our battery manufacturing facility in Clarksville, Tennessee. We also remain committed to building a polyaramid separator manufacturing plant in the United States but intend to focus on our core business in the near term.

Our Technologies

Since 2008, our objectives and research have been focused on developing innovative battery technologies targeted to provide ultra-fast charging capabilities, long lifespan, high-energy density and safety. Some of the key highlights from our technology portfolio are:

Battery Cell Materials

- *Polyaramid Separator*-Our proprietary polyaramid separator is significantly more heat-stable than traditional polyethylene separators. Polyaramid is similar to Kevlar, the material that is used in bulletproof vests, and its excellent thermal properties (stable to nearly 300°C in the air) are well known, but we have developed proprietary techniques to form this material into ~10um thick, meters wide and hundreds of meters long porous separator material that is suited for lithium-ion batteries. The project manager from one of the big three OEMs has described this technology as "the greatest breakthrough in lithium-ion battery separator technology in 20 years."
- *LTO powder*-Our lithium titanate oxide (LTO) powder enhances high power operation which is ideal for ultra-fast charging. It is a safer anode material due to its inherent stability with traditional lithium-ion electrolytes.
- *FCG Cathode*—Licensed from Argonne National Labs in 2017, our FCG cathode production now features significant, flexible manufacturing know-how, enabling cost-effective production compared to standard NMC materials. We have found that by controlling the concentration of metals within a particle, the material's safety can be enhanced. This is because the gradient is a designer cathode, meaning the material design can be tailored for specific end uses and cells/customers can receive a unique material product tailored to their needs. This customization makes the technology well suited for ultra-fast charging and low-cost advanced lithium-ion cells. We believe this technology is especially well suited going forward for the development of materials that greatly reduce or eliminate cobalt from the cathode.
- *Electrolyte*- Our electrolyte formulation significantly reduces, and sometimes eliminates, the risk of lithium-ion cell fires. Reducing the flammability of lithium-ion cells is an important safety feature that we believe will become more valued as the market pushes towards ever higher, and hence less stable, energy density cells.

Cell Chemistry

- *LTO*—LTO is used in place of the typical graphite on the anode. LTO greatly enhances the lithium-ion cell's safety and fast charge ability, at the cost of some energy density. As compared to a majority of our carbon anode competitors, our LTO cells boast a lifespan of up to 20 times longer than standard cells. Our LTO cells effectively mitigate cell gassing, a significant issue that degrades battery performance. By eliminating the gas generation during cycling, our cells can have a long lifespan.
- *NMC*—Applications requiring higher energy cell density today must be built using the layered metal oxide crystal structure (which includes NMC, nickel cobalt aluminum, and nickel cobalt manganese aluminum). Our cells based on this chemistry have excellent cycle performance, as demonstrated by our cells being able to complete thousands of constant current charge cycles before losing performance compared to cells produced by certain of

our competitors, which we contribute to our better understanding of the various cell materials from our vertical integration structure. Through our control of the cathode and separator technologies, we expect our NMC cells will have a lower total cost of ownership and enhanced safety compared to many of our competitors' products. Microvast cells using NMC technology have been third-party evaluated by various U.S. National Labs and by Technischer Überwachungsverein (Technical Inspection Association), confirming our claims to performance. The high energy 53.5Ah cell is our latest product offering from our long history of developing and manufacturing NMC cell technologies.

- *LFP*—One of the safest cathode options, lithium iron phosphate ("LFP"), is manufactured from lower-cost materials, making it more affordable than NMC cells, though this cost advantage can be influenced by the prevailing price of lithium, which is used in higher quantities in a LFP cell compared to a NMC cell. Our LFP cells were developed at the behest of a Chinese OEM, and we believe that our technology was selected over one of the biggest car companies in the world because our performance and price were superior. Our newly developed large size LFP battery cells (510AH) and ESS containers are planned to launch in July 2024. This newly designed ESS container will have approximately 5.5 MWh energy for a 20' container.

- *Solid State Battery Development* – Microvast is at the forefront of pioneering a revolutionary 100% solid-state battery technology, distinctively engineered without need of liquid electrolyte which are commonly used in the market (semi solid-state battery) to address resistance and interface issues. Our innovative approach leverages a completely solid framework, setting a new standard for energy storage solutions. Since embarking on this ambitious project in 2015, our dedicated R&D team has achieved significant milestones, securing over 20 patents in the process. This groundbreaking technology is a testament to our commitment to advancing sustainable and efficient energy sources.

Key Benefits of our Technology and Applications

Our technologies and battery systems offer several advantages:

- *Tailored Battery Solutions*. Our history of conducting research into lithium-ion batteries has allowed us to develop and commercialize a broad range of cell chemistries, including LTO, LFP, nickel manganese cobalt version 1 ("NMC-1") and nickel manganese cobalt version 2 ("NMC-2"). This broad spectrum of lithium-ion cell technologies allows us to tailor our product offering to suit each customer's needs. We are then able to take their preferred cell chemistry and integrate it into our modules and packs, which are designed to maximize the performance of each Microvast cell technology. As a result, we have battery solutions for any commercial vehicle application, including light, medium, and heavy-duty trucks, buses, trains, mining trucks, marine and port vehicles, automated guided and specialty vehicles. In some cases, BMS and installation may be provided to the customer. The BMS monitors the battery, improving the safety and thermal control, which enhances the battery system's lifespan and cost-efficiency.

- *Ultra-Fast Charging Capability*. Depending on the selected battery chemistry, we can offer battery solutions that can be fully charged in as little as 10 to 30 minutes, significantly faster than commonly used battery systems. The ultra-fast charging capabilities of our battery systems significantly enhance electric vehicle mobility, and we believe our solutions have the potential to accelerate consumer adoption of electric vehicles. Our latest-generation LTO cells can be fully charged within 10 minutes while providing an energy density of up to 180 watt-hours per liter ("Wh/l") and 95 watt-hours per kilogram ("Wh/kg"). These ultra-fast charging capabilities and long battery life can meet the diverse vehicle design requirements of our OEM customers. Our NMC-2 products can be fully charged within 30 minutes, providing higher energy density of more than 220Wh/kg. Ultra-fast charging capabilities are a critical performance criterion for our commercial vehicle business while cells with higher energy densities are important to both electric commercial vehicle and ESS customers.

- *Long Battery Lifespan*. We can offer battery solutions with a lifespan of between 2,500 and 20,000 full charge/ discharge cycles. The longer battery lifespan enables our battery systems' useful life to match the life of the vehicles or energy storage projects in which our systems are installed, avoiding the need to replace the battery and thereby lowering our customers' total cost of ownership. For example, our LTO batteries retain 90% of their initial capacity after approximately 10,300 full charge/discharge cycles, according to a test report produced by the Warwick Manufacturing Group, an academic department at the University of Warwick in the United Kingdom (the "U.K.").

- *Enhanced Margin of Safety*. Drawing from an intellectual property library that took over a decade to develop, we work to increase the margin of safety of our products, beginning with the initial design and continuing through the use of carefully selected battery components. We believe our LTO battery is inherently safer than other battery chemistries, due to its thermal stability, ability to operate in a broad range of temperatures, and a lower risk of internal short circuits and fire-related hazards. For products demanding higher energy densities, our in-house manufactured battery components, polyaramid separator, non-flammable electrolyte and FCG cathode individually or collectively are being implemented in certain current and future products to improve product safety. Our in-depth knowledge of how these battery components interact with each other in the battery cell is utilized in the design and development of our products, enhancing our product margins.

Our Strategies

Our strategic objective is to generate long-term value for stakeholders, focusing on:

- *Expanding our Energy Storage System (ESS) and electric commercial vehicle capabilities to address energy transition needs with a wide array of battery technologies for clean and renewable energy sources*. Our growth strategy includes leveraging our technology and industry expertise to gain market share and play a key part in decarbonization and mitigating climate change. We plan to globally expand our Energy Storage System (ESS) solutions and services. So far, we have primarily sold our battery solutions to OEMs for use in electric commercial vehicles and other specialty vehicles, and our plan is to keep innovating our battery technologies to provide improved battery performance for commercial vehicle use cases. Operators and developers of renewable energy projects are showing considerable interest in our battery systems, including as energy storage for renewable energy generators and utility grids and for frequency regulation. The energy storage market offers significant growth potential, and we plan to focus our efforts in the near term on the development of our ESS container utilizing our 53.5Ah cell technology.

- *Continue our focus on shifting operations to Europe and the U.S.* Initially, customer demand for battery solutions for electric commercial vehicles was concentrated in the Asia & Pacific regions. As customer demand for our products and services has grown in Europe and the U.S., we have expanded to meet these growth opportunities for our battery technologies. We expect the demand for our products to continue to grow in these markets partly due to regulatory incentives created by the IRA in the U.S. and the E.U. Green Deal and E.U. Fit for 55. In 2021, we completed a 170,000 square foot module and pack manufacturing facility near Berlin, Germany which is now running in three shifts to meet the growing demand. Such installation is well prepared to meet upcoming battery regulations in Europe requiring an increased localization. Our U.S. investment, amounting to hundreds of millions of dollars, includes our 2 GWh battery cell and module facility in Tennessee which, subject to additional funding, we estimate could be operational beginning approximately eight months after we secure such funding, an R&D facility in Florida, and an ESS operations facility in Colorado. Additionally, we continue to invest in our existing operations in the Asia & Pacific region and our efforts to grow our business in that region as well.

- *Improve performance and reduce the total cost of ownership of our battery systems.* The total cost of ownership is an important criterion for commercial electric vehicles and ESS customers. In order to maintain our market position, we intend to continue to invest in R&D of our battery technology and seek new innovations to further lower costs. For battery system solutions, this means continuing to develop new battery cells and modules and

improving the energy densities of our existing batteries. Our R&D team is working to integrate new designs, technologies and materials into our cells to enhance performance and lower cost. One important strategy we have employed historically and will continue to focus on going forward is an emphasis on research related to advanced materials and their ability to enhance our products. We believe that improving the performance of the base components has the added advantage of making all of our battery solutions, ESS solutions and our battery components more attractive generally.

- *Expand our manufacturing capacity to meet growing demand.* With the construction and expansion of facilities and resources in the U.S., Europe and China, we expect our manufacturing facilities will be located in close proximity to our customers in each major region. We plan to prudently expand our manufacturing capacity to capture the large and growing market opportunity for electric vehicles and ESS solutions, especially in the U.S. and Europe. We strive to phase our capacity expansions according to ongoing assessments of product demand over the medium and long term as well as the availability of capital. As of December 31, 2023, our total annual manufacturing capacity stands at approximately 5 GWh. We plan to add an additional 2 GWh of new capacity through the Clarksville Phase 1A expansion, pending additional financing. We plan to achieve a total manufacturing capacity of 7 GWh and 11 GWh per year by December 31, 2024 and 2026, respectively, to support growing demand for our existing products.

Manufacturing Capacity

We measure our manufacturing capacity in GWh, which represents the energy capacity of all batteries produced for a single complete discharge, rather than the number of batteries we produce per year.

As of December 31, 2023, we had an annual manufacturing capacity of approximately 5 GWh cell, module and pack capacity, 600 tons per year of cathode capacity, 3,000 tons of electrolyte capacity and 5 million square meters of separator material capacity on a pilot line. All of this capacity currently originates from our Huzhou, China facility.

In Europe, we have a 170,000-square-foot module and pack manufacturing facility near Berlin, Germany which has been in production since 2021. We will continue to review investing in cell manufacturing capacity in Europe to comply with new E.U. regulations and in order to meet the anticipated increased demand for battery-operated solutions due to "green" policies.

In 2021, we purchased an existing building in Clarksville, Tennessee and began renovating it to support up to 2 GWh of cell, module and pack capacity, which we previously expected to be in production by the third quarter of 2023. Because of delays in securing additional financing, including our fund-raising process being negatively impacted by the loss of the DOE grant, toward the end of fourth quarter of 2023, progress with this project started to be impacted and certain construction work streams could not be progressed on the timeframes we had originally planned. This has resulted in further delays and costs. The proceeds from the Business Combination alone will not be sufficient to complete the Clarksville Phase 1A capacity expansion and meet our general working capital needs and we are seeking alternate sources of capital. Until financing is in place, this will limit our growth opportunities especially in the U.S. market where our customers desire products that meet their domestic content requirements. Also, we will be forgoing potential IRA credits until such time as the Clarksville Phase 1A expansion is in operation.

The Clarksville, Tennessee facility, once fully equipped, will be able to support up to 4 GWh of cell, module and pack capacity with the initial Phase 1A expansion being 2 GWh of capacity for the 53.5Ah cell technology. Upon completion, this facility will primarily serve U.S. customers. In addition, we believe there is sufficient acreage at the existing Tennessee facility to construct another building and further increase capacity by an additional 4 GWh, for a total of 8 GWh of future manufacturing capacity. Further, we expect the battery cells and battery modules produced in our Tennessee facility to be a direct beneficiary under section 45X of the IRA, which offers tax credits of $35 kWh for battery cells and $10 kWh for battery modules for a total of $45 kWh in tax credits.

In the third quarter of 2023, we successfully completed the 2 GWh cell, module and tray capacity expansion for our 53.5Ah cell technology in Huzhou, China. This Phase 3.1 expansion in Huzhou, China, was in full production of 53.5Ah cells and modules during the third quarter of 2023. We anticipate our new Huzhou facility will eventually support up to 12 GWh in manufacturing capacity, with the Phase 3.1 expansion being the first 2 GWh's of this capacity potential.

By the end of 2024 and depending on our ability to access additional capital, we expect our total battery manufacturing capacity to be approximately 7 GWh with 4 GWh of that devoted to fully automated lines to produce the high energy 53.5Ah cell. We are planning to increase our total battery manufacturing capacity to approximately 11 GWh per year by 2026 subject to demand for our products from customers and having the funding in place to complete such expansions.

Patents and Other Intellectual Property

Over 15 years, we have developed a comprehensive proprietary intellectual property portfolio. We possess patents, licenses and/or know-how covering the following proprietary material technologies:

- *Separators*—We have developed a high-thermal separator made of polyaramid polymer with a melting point above 300°C, which we believe will improve the safety of our batteries.
- *FCG Cathode*—In 2017, we licensed the FCG cathode process from Argonne National Labs. The FCG cathode is distinguished by its unique manufacture, where a clear and gradual gradient in the transition metal content can be observed during the analysis of a cathode particle.
- *Electrolytes*—We have developed a high/low-temperature electrolyte that is stable at high temperatures (approximately 70°C) and can release approximately 70% of its energy at extremely cold temperatures (approximately -30°C) at a charge rate of 0 to 100% in one hour.
- *LTO anode* —Our proprietary LTO anode used for our electrodes compacts densely, leading to higher volumetric density while sustaining the ultra-fast charging properties of our batteries. It also allows our batteries to operate with less resistance by preventing the formation and/or degradation of solid-electrolyte interphase (a barrier formed between the electrolyte solution and electrode when the battery is charged) and limits the formation of dendrites. Dendrites reduce performance and increase the risk of short circuits and fire-related hazards. More importantly, our proprietary powder causes negligible volume expansion when the battery is charged and discharged. This provides our batteries with stability during recharges and extends the life of the battery.
- *Anode*—We are experimenting with and have developed various types of anode materials. For example, we have developed porous carbon-based anode materials allowing for a higher charging rate. The porous structure allows for faster transport of lithium-ions, contributing to the fast-charging properties of our batteries.

Our commercial success partly relies on securing and maintaining intellectual property protection for our designs and technology. Protecting our intellectual property is critical to our business, given that it's a key driver of profitability. To mitigate technology infringement risks in China, we compartmentalize know-how and trade secrets in the U.S., maintaining no IT connections for such information and data between our U.S. and China operations. We strive to protect both our current and future unpatented proprietary technologies. We believe that our success will depend, to a large extent, upon continued innovation and technological expertise. For a detailed discussion on intellectual property risks, refer to "Risk Factors - Risks Related to Our Intellectual Property."

We apply trademarks to our batteries, considering distinctive trademarks crucial for marketing. We have registered the Microvast mark, including our logo and other trademarks, in China, the U.S., and internationally, including the LpTO, LpCO, MpCO, HpCO and Clean City Transit marks.

Research and Development

Our R&D and engineering teams are dedicated to innovating new battery solutions and enhancing existing systems' performance. We design our battery systems by targeting specific performance metrics, including energy density, power density and specific power, charge rate capability, cycle life, through-put energy and various safety and abuse-tolerance metrics.

Our technology center is responsible for development of materials, cells, and packs, as well as FCG and polyaramid separator manufacturing, innovating new technologies, testing, simulation, analysis, and intellectual property management.

Our R&D efforts concentrate on enhancing energy density, power, lifespan, and safety of batteries by developing key materials, advancing high-energy cells and IT components, ensuring battery cell safety, creating new cell applications, scaling up processes, and refining electrical, mechanical, and thermal designs.

We believe that our ability to deliver higher performance batteries and battery systems depends on the rapid and effective transfer of the technology developed in our R&D laboratories into our high-volume manufacturing facilities. Therefore, we allocate part of our manufacturing capacity to pilot plants for structured experiments in manufacturing process development.

Our Huzhou, China manufacturing facility includes a 75,000 square foot research center. The center is equipped with a full range of scientific equipment for a material science research center, including an X-ray powder diffraction machine, scanning electron microscope, gas chromatograph/mass spectrometer cape, laser particle size analyzers, electrochemical comprehensive test analyzers and other scientific equipment.

In September 2016, we also set up a research center in Orlando, Florida to work on longer-term technology development. In October 2021, we expanded our presence in the greater Orlando area with the purchase of a 75,000 square foot facility, which is dedicated to R&D efforts.

Our R&D expenses totaled $34.4 million in 2021, $43.5 million in 2022 , and $45.0 million in 2023.

Sales and Marketing

Our products are marketed and sold through a direct sales force across three regions: Europe, Middle East and Africa; North and South America; and Asia & Pacific.

Electric Commercial Vehicles

We directly engage with electric vehicle and drivetrain manufacturers to highlight our technology and product benefits. Sales cycles differ by market segment and usually involve an extensive development and qualification period before commercial production. We expect the total time from customer introduction to commercial manufacturing will range from 2 to 4 years depending on the specific solution and market segment. For example, total time in the transportation market includes a customer's preliminary technology review, which generally ranges from 3 to 9 months, followed by test and evaluation, which generally ranges from 12 to 18 months. We offer off-the-shelf packs that can significantly shorten our customers' time to market. Such off-the-shelf opportunities become more and more relevant for new market players of small and medium size whose prime objective is to disrupt the established markets especially in the light and medium duty vehicle sector by offering new vehicle concepts.

Utility-Scale ESS

Initially, we are concentrating our ESS sales and marketing on the utility-scale market for energy shifting in the U.S. Our marketing is focused on the launch of our ESS container, communicating the attributes of our product and technologies, and creating awareness for the Microvast brand in the energy sector.

 Our sales cycle, involving a request for proposal process, typically spans 6 to 12 months from initiation to manufacturing. A key advantage of our ESS business is the shorter sales cycle, as project owners and developers face fewer testing requirements than those for electric vehicle batteries.

Battery Components

Our promotion of battery components begins with engaging R&D engineers from passenger car OEMs and consumer electronics manufacturers. We may provide select customers with material samples or prototypes for evaluation to facilitate component sales.

Materials

Every lithium-ion battery consists of an anode, cathode, electrolyte, and separator.

- *Anode* — Our anode is selected historically from LTO or graphite in our product cells. In the coming years, we anticipate that we will develop and market a new product that contains silicon or silicon oxide.
- *Cathode* — For NMC, our existing products are made using commercially supplied materials, and our future cell products will utilize FCG when possible. For NMC-based cathodes, the sourcing and availability of cobalt is a key issue for many OEM buyers. As such, we are actively engaged in research to greatly reduce or eliminate the use of cobalt from our material stream. We have made LFP cells for a manufacturer of passenger electric vehicles in China and the raw materials for this cell are sourced from a commercial supplier.
- *Electrolyte* — Our current lithium-ion cells utilize liquid-based electrolyte formulations. We often purchase base solvents for carbonate-based electrolytes from commercial suppliers to leverage cost benefits of scale, blending them in-house to protect our proprietary formulations.
- *Separator* — The separator is another key material in our lithium-ion cells. While we have in the past used the industry norm polyethylene/polypropylene materials, we are now working so that in the future we will integrate as many cells as possible with our proprietary polyaramid technology. Additionally, we are leveraging our polyaramid expertise to develop a solid electrolyte battery system incorporating polyaramid material. If the solid electrolyte approach is successful, not only will it eliminate the use of liquid electrolytes, but it will also potentially enable new anode chemistries such as lithium metal, which is needed to reach cells with over 1,000 Wh/l energy densities.

Suppliers and Supply Arrangements

We source key electrode raw materials and various components exclusively from a select few third-party suppliers. Purchasing raw materials in bulk has enabled us to secure long-term supply agreements, improving cost and payment terms with suppliers. We have also increased the sources of supply for some of our key raw materials. Our suppliers may adjust prices based on fluctuations in benchmark prices for raw materials or their base metals. See "*Risk Factors — Risks Related to our Business and Industry — We currently purchase certain key raw materials and components from third parties, some of which we only source from one supplier or from a limited number of suppliers.*"

Customers

We have established various arrangements with leading global electric vehicle manufacturers to develop batteries and systems, primarily for the commercial vehicle market. Our battery systems are used in plug-in hybrid electric vehicles, battery electric vehicles and hybrid electric vehicles markets. In the electric commercial vehicle market, we typically engage in long-term supply or framework agreements without imposing minimum purchase obligations on the customer. Customers under these agreements issue purchase orders for specific quantities of battery systems, which serve as their contractual commitments.

We also enter contracts committing customers to defined volumes of battery systems, typical of the ESS market. In 2022, we entered into such an agreement to supply our container solution for an energy storage project co-located with a solar facility in the U.S. Deliveries under that contract are scheduled to commence in the second quarter of 2024, and when completed, the total project size is expected to be around 193.5MWh.

The sales cycle of our solutions and a relatively small customer base result in significant customer concentration. In 2023, our top five customers accounted for 48.6% of our revenue. See "*Risk Factors — Risks Related to our Business and Industry — Our revenue heavily depends on a limited customer base, a trend likely to continue.*"

As of December 31, 2023, our battery systems had an order backlog worth approximately $276.4 million (about 1,637.9 MWh), with around 84% attributable to Europe and the U.S.. We expect to fulfill most of our backlog within 2024 and 2025.

Human Capital

As of December 31, 2023, we had 2,006 full-time employees and 955 independent contractors. Decisions and control, and our senior management, are centralized in the U.S. Our key human capital objectives in managing our business include attracting, developing and retaining top talent while integrating diversity, equity and inclusion principles and practices. We have built a team comprised of individuals with diverse backgrounds, skills and perspectives to produce

better ideas and greater success in meeting the needs of our customers. Our results-oriented culture is committed to developing and delivering differentiated solutions at a faster rate than our competitors.

Our full-time employees receive competitive benefits packages. Additionally, our employees have opportunities to earn annual bonuses and eligible employees have the opportunity to participate in our equity-based compensation program. We believe our compensation programs allow us to attract and retain talented employees willing to grow with us.

We emphasize the importance of safety to all of our employees at all of our locations and operations. Our safety performance is measured, evaluated, and reported to leadership monthly. The foundations of our health and safety programs are based on global standards. To date, we have not experienced any work stoppages as a result of labor disputes, safety or health issues and we consider our employee relations to be good.

Competition

Competition in the battery industry is fierce and rapidly evolving. Our markets are influenced by changing technology trends, evolving customer needs, and frequent introductions of new technologies. We believe the primary competitive factors in our markets are:

- product performance, reliability and safety;
- integrated solutions;
- total cost of ownership;
- regional and industrial regulations;
- pricing and payment terms;
- balance sheet strength and access to financing;
- availability and pricing of raw materials;
- time to market for new technologies/chemistries; and
- manufacturing capabilities.

Our competitors range from large, established battery manufacturers to new companies focusing on developing battery technologies. Asian competitors from China, Japan, and South Korea dominate the global market, leveraging their operational scale for tactical pricing to maintain and increase market share. See "*Risk Factors — Risks Related to our Business and Industry — We primarily produce and sell lithium-based battery systems. Should a viable alternative to lithium-based batteries emerge and gain market acceptance, it could significantly harm our business, financial health, and operational results. Furthermore, our failure to keep up with rapid technological changes and evolving industry standards within the lithium-based battery market may cause our products to become obsolete and less marketable, resulting in loss of market share to our competitors.*"

Governmental Regulation and Environmental Compliance

Environmental, Heath and Safety Matters — Our China Facility

Our manufacturing activities in China are subject to the requirements of Chinese environmental laws and regulations on air emission, wastewater discharge, solid waste, noise and the generation, handling, storage, use, transportation and disposal of hazardous materials. Our Environmental Management system is certified to ISO 14001:2015 and our Occupational Health and Safety system is certified to ISO 45001:2018 certified. Our management systems help us to ensure we are in compliance with applicable environmental, health, and safety laws and regulations in all material aspects. We have built environmental treatment facilities concurrently with the construction of our manufacturing facilities, where the waste air, wastewater and waste solids we generate can be treated in accordance with the relevant requirements. We have outsourced the disposal of hazardous solid waste we generate to a third-party contractor in accordance with the relevant laws. We believe we have maintained pollutant emission levels at each of our facilities in material compliance with levels prescribed by the relevant governmental authorities.

Environmental , Health and Safety Matters — Our Germany Production Facility

Operations at our German facility are subject to a variety of environmental, health and safety regulations. Quality Management system is certified to IATF 16949:2016 and ISO 9001:2015. Our Environmental Management system is certified to ISO 14001:2015 and we are certified to the ISO 50001:2011 — Energy Management standard. We are

working on certification to ISO 45001-2018— Occupational Health and Safety Management system.   All our machines and production lines are delivered with Conformitè Europëenne, European Quality Standard label according to the Machinery Directive 2006/42/EC.

In transit, lithium-ion batteries are subject to rules governing the transportation of "dangerous goods." We only use carriers that meet these requirements. We have policies and programs in place to help assure compliance with our obligations such as machine guarding, laser welding, hazardous material management and transportation. Furthermore, in order to obtain the existing building permits, we are obligated to perform environmental compliance and fire protection concept requirements under German regulations. All these standards and certificates are designed to comply with applicable government regulations and laws, as well as the standards of the automotive industry.

We train our employees and conduct internal audits of our operations to assess our fulfillment of these policies. As demonstrated in our pilot project for "Sustainable Battery Production" with TÜV SÜD Germany, the environment is very important to us.

Environmental, Health and Safety Matters — Our U.S. Production Facility

Federal, state, and local regulations impose significant environmental requirements on the manufacture, storage, transportation, and disposal of various components as used or will be used in our U.S battery cell manufacturing and ESS container assembly operations. As we continue to develop our operations in the U. S. we are following the guidelines of the international standards as we develop our Environmental and Occupational Health and Safety Management systems. Although we believe that our operations are in material compliance with current applicable environmental regulations, there can be no assurance that changes in such laws and regulations will not impose costly compliance requirements on us or otherwise subject us to future liabilities.

Moreover, federal, state, and local governments may enact additional regulations relating to the manufacture, storage, transportation, and disposal of components of advanced ESS. Compliance with such additional regulations could require us to devote significant time and resources and could adversely affect demand for our products.

General Environmental Matters

Currently, we face no admonitions, penalties, investigations, or inquiries from environmental regulators, nor are we involved in any legal proceedings as a defendant for violating environmental laws. We have no reason to anticipate any claims, actions, or proceedings against us related to environmental law that would materially affect our business, finances, or operations. See "*Risk Factors — Risks Related to our Business and Industry — Compliance with environmental regulations can be expensive, and failure to comply with these regulations may result in monetary damages and fines, adverse publicity and have a material adverse effect on our business..*"

Workers' Health and Production Safety Compliance

We are subject to numerous laws and regulations related to the health of our employees and production safety of our facilities in each jurisdiction in which we operate.

These laws and regulations include in some jurisdictions a requirement to engage a qualified institution to make a safety evaluation report on its work safety conditions and to file such a safety evaluation report with the local work safety authority for the use of hazardous chemicals in our manufacturing process.

We are not currently subject to any admonitions, penalties, investigations or inquiries relating to workers' health and production safety law or regulations, nor are we subject to any claims or legal proceedings to which we are named as a defendant for violation of any workers' health and production safety law or regulation. We do not have any reasonable basis to believe that there are any threatened claims, actions or legal proceedings against us relating to any workers' health and production safety law or regulation that would have a material adverse effect on our business, financial condition or results of operations. See "*Risk Factors — Risks Related to our Business and Industry — We may fail to comply with certain health and production safety laws and regulations governing hazardous materials.*"

Seasonality

We have historically experienced higher sales during our third and fourth fiscal quarters as compared to our first and second fiscal quarters. However, our limited operating history makes it difficult for us to judge the exact nature or extent of the seasonality of our business.

Corporate Information

Microvast, Inc. was initially incorporated in Texas in 2006, then re-incorporated as a Delaware corporation in December 2015. On July 23, 2021, Tuscan Holdings Corp. ("Tuscan") a Delaware corporation established in April 2016 for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization, or similar business combination with one or more businesses) consummated the acquisition of Microvast, Inc. pursuant to an Agreement and Plan of Merger dated February 1, 2021, between Tuscan, Microvast, Inc. and TSCN Merger Sub Inc. (the "Business Combination"). Following the Business Combination, we changed our name from Tuscan to "Microvast Holdings, Inc." Our principal executive offices are located at 12603 Southwest Freeway, Suite 300, Stafford, Texas 77477, and our telephone number is (281) 491-9505. Our website is https://microvast.com. The information posted on our website is not incorporated by reference into this Annual Report.

We make available on or through our website certain reports and amendments to those reports that we file with or furnish to the U.S. Securities and Exchange Commission ("SEC") in accordance with the Securities Exchange Act of 1934, as amended (the "Exchange Act"). These include our annual reports on Form 10-K, our quarterly reports on Form 10-Q, and our current reports on Form 8-K, amendments to those reports and our Proxy Statement for our annual meeting of stockholders. These filings are available for download free of charge on our investor relations website located at *https:// ir.microvast.com/financials-filings/sec-filings*. The SEC also maintains a website that contains reports, proxy statements, and other information about issuers that file electronically at *www.sec.gov*.

ITEM 1A. RISK FACTORS

You should carefully consider the risk factors discussed below, as well as all other information, as an investment in the Company involves a high degree of risk. We operate in a changing environment that involves numerous known and unknown risks and uncertainties that could materially adversely affect our operations. Any of the following risks could materially and adversely affect our business, financial condition, results of operations or prospects. However, the selected risks described below are not the only risks facing us. Additional risks and uncertainties not currently known to us or those we currently view to be immaterial may also materially and adversely affect our business, financial condition, results of operations or prospects. In such a case, the trading price of our securities could decline.

Risk Factors Summary

Below is a summary of material factors that make an investment in our common stock speculative or risky:

Risks Related to Our Business and Industry
- There is substantial doubt regarding our ability to continue as a going concern.
- We may be unable to meet our current capital requirements and will require additional capital to meet our outstanding accounts payable and current liabilities.
- We may be unable to meet our future capital requirements and we may require additional capital to support business growth, and this capital might not be available on acceptable terms, or at all.
- Because substantially all of our revenues are currently derived from outside of the U.S. and the significant costs and restrictions associated with the repatriation of cash from our non-U.S. operations, we may not have sufficient cash flow to cover our liabilities, which may result in a material adverse effect on the Company's business.
- With a limited operating history and ongoing losses, achieving or sustaining profitability remains uncertain.
- Our business and our ability to complete the Clarksville Phase 1A expansion could be adversely affected by mechanics liens filed by contractors that we do not have sufficient funds to pay.
- Our future growth depends upon the willingness of commercial vehicle and specialty vehicle operators and consumers to adopt electric vehicles, and the availability of alternative technology.
- Some battery components pose safety risks, potentially causing accidents that could lead to liability, manufacturing delays, and negatively impact market acceptance.
- We primarily produce and sell lithium-based battery systems. Should a viable alternative to lithium-based batteries emerge and gain market acceptance, it could significantly harm our business, financial health, and operational results.

- Our revenue heavily depends on a limited customer base, a trend likely to continue.
- We have identified a material weakness in our internal controls over financial reporting.
- We may incur significant costs as a result of the warranties we supply with our products and services.
- Our failure to increase our manufacturing output and cost-effectively manufacture our batteries in quantities which satisfy our customers' demand and product specifications and their expectations for product quality and reliable delivery could damage our customer relationships and result in significant lost business opportunities for us.
- Our planned expansion into new applications and new markets as we continue to expand our global presence pose additional risks which could adversely affect our business, financial condition and results of operations.
- We rely on third parties to manufacture chargers and charging poles and to build charging stations that are necessary for using our products, and our ability to market our products depends on the establishment of charging station networks that meet the needs of our products.
- We currently purchase certain key raw materials and components from third parties, some of which we only source from one supplier or from a limited number of suppliers.
- Losing our senior executives or key personnel could severely disrupt our business.
- Our management has limited experience in operating a public company.
- Our batteries and our website, systems, and data we maintain may be subject to intentional disruption, other security incidents, or alleged violations of laws, regulations, or other obligations.
- Cyberattacks or risks related to cybersecurity could have a material effect on our business.

Risks Related to Doing Business in China
- Adverse policy changes by the People's Republic of China (the "PRC") government could negatively impact China's economic growth and, consequently, our business growth and competitive position.
- PRC government regulations significantly impact our Chinese operations, with changes potentially increasing costs or limiting activities.We could become subject to regulations issued by the Cyberspace Administration of China ("CAC") and requirements of the PRC government's cyber or data security laws.
- Any future revocation of approvals or any future failure to obtain approvals applicable to our business or any adverse changes in foreign investment policies of the PRC government may have a material adverse impact on our business, financial condition and results of operations.
- The PRC government may exert substantial influence over the manner in which we conduct our business operations in China.
- China's legal and judicial system may not adequately protect our business and operations and the rights of our investors.
- Our securities may be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act (the "HFCAA") in the future if the Public Company Accounting Oversight Board (the "PCAOB") is unable to inspect or investigate completely auditors located in China. The delisting of the securities, or the threat of their being delisted, may materially and adversely affect the value of your investment.
- Changes in the policies of the PRC government, including more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, could have a significant impact on the business we may be able to conduct in China, the profitability of our business and the value of our common stock.
- Restrictions under PRC law on our PRC subsidiaries' ability to make dividends and other distributions could materially and adversely affect our ability to grow, make investments or acquisitions that could benefit our business, pay dividends to you, and otherwise fund and conduct our business.
- We have become subject to the recent scrutiny, criticism and negative publicity involving U.S.-listed companies with substantial operations in China, and we have and we may continue to expend significant resources to investigate and resolve the matter which could harm our business operations, stock price and reputation, especially if such matter cannot be addressed and resolved favorably.

Risks Related to Our Intellectual Property
- Protecting our intellectual property rights, especially in China, may be challenging, and infringement claims could result in substantial costs.
- Our reliance on unpatented proprietary technologies is significant.
- Our success partly hinges on protecting our trade secrets, confidential information, technology, trademarks, and other intellectual property rights.
- Infringement claims against us could lead to substantial costs.

Risks Related to Ownership of Common Stock
- We may issue additional shares of common stock or other equity securities, which may depress the market price of common stock.

- Resales of our common stock may cause the market price of our securities to drop significantly, even if our business is doing well.
- Even though the warrants have become exercisable, there is no guarantee that the warrants will be in the money prior to their expiration, and they may expire worthless.
- The Tuscan Group (as defined below) is likely to make a substantial profit even if the trading price of our common stock materially declines due to the nominal purchase price Tuscan paid for the Founder Shares (as defined below).

General Risk Factors
- Our lengthy and variable sales cycle makes it difficult for us to forecast our revenue and operating results.
- We face risks related to health epidemics and geopolitical risks such as the ongoing Ukraine and Russia crisis and the Israel and Hamas crisis, which could have a material adverse effect on our business and results of operations.

Risks Related to Our Business and Industry

There is substantial doubt regarding our ability to continue as a going concern.

We have not achieved operating profitability in any quarter since our merger in July 2021, and we will continue to incur net losses until we can produce sufficient revenue and gross profit to cover our costs. As of December 31, 2023, we had an accumulated deficit of approximately $897.5 million since our inception in 2006. We have continued to experience negative cash flows from operations and net losses. Our net losses attributable to common stockholders were $234.1 million, $158.2 million and $106.3 million for the years ended December 31, 2021, 2022 and 2023, respectively. The net cash used in operating activities for the years ended December 31, 2021, 2022 and 2023, was $45.0 million, $53.9 million and $75.3 million, respectively. Although we have been narrowing our losses, we have not completed the Clarksville Phase 1A capacity expansion, and this requires significant funding until it is operational. This means we expect to incur further losses until such time as we have secured financing and are generating revenues and cash flow from the U.S. market.

In accordance with Accounting Standards Codification ("ASC") Topic 205-40, Going Concern, the Company evaluates whether there are certain conditions and events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern. This evaluation includes considerations related to the Company's liquidity. Given the uncertainties around the Company's liquidity, the Company has concluded that there is substantial doubt about its ability to continue as a going concern for at least one year from the date of issuance of the consolidated financial statements included elsewhere in this Annual Report.

Similarly, in its report on the consolidated financial statements for the year ended December 31, 2023, our independent registered public accounting firm included a "Going concern" section in Note 2 raising substantial doubt about our ability to continue as a going concern. Our consolidated financial statements for the years ended December 31, 2022 and 2023 do not include any adjustments that may result from the outcome of this uncertainty. For more information, see Note 2. Significant Accounting Policies, to the consolidated financial statements included elsewhere in this Annual Report.

To alleviate the conditions and events that raise substantial doubt about our ability to continue as a going concern, management is actively engaged in discussions with financial advisors to explore our financing options and advise on potential means to improve the Company's liquidity and capital structure. Given we have no secured debt in the U.S., we are exploring debt financing options especially at the project level for the Clarksville Phase 1A expansion although there is no assurance that such a financing could be obtained or on acceptable terms. If we raise funds in the future by issuing additional debt securities, these debt securities will likely have rights, preferences, and privileges senior to those of stockholders. We may also raise funds by the issuance of equity securities or through the future sale of the Company's common stock, and if we raise funds in this way it is highly likely that existing stockholders will be diluted. Any equity securities issued may also provide for rights, preferences, or privileges senior to those of holders of common stock.

Although we intend to diligently explore and pursue any number of financing alternatives, we do not know what forms of financing, if any, will be available to us, and the determination that there is substantial doubt about our ability to continue as a going concern could impair our ability to raise financing.

In addition, the Company is deferring certain growth capital expenditures, reviewing its real property portfolio for real estate available for potential dispositions, or sale-leaseback transactions, and is exploring right-sizing efforts, monetization of fixed assets, enhancing cash management, and marketing and channel optimization, to deliver additional liquidity; however the timing, amount and ability to effect such dispositions is uncertain.

As the aforementioned actions are conditional upon the receipt of offers and execution of agreements with new or existing investors or the execution of sales agreements with third parties, which are considered outside of the Company's control, there is no assurance of the timing or outcome of these actions, and as a result they are not considered probable of occurring until such time as they are completed. If we are unable to enhance our liquidity, we will not be able to continue to operate our business pursuant to our current business plan, which would have a material adverse effect on the Company's performance, and we may be forced to file for bankruptcy protection, which could include either reorganization or liquidation.

We may be unable to meet our current capital requirements and will require additional capital to meet our outstanding accounts payable and current liabilities.

As of December 31, 2023, we had outstanding borrowings of $79.2 million of which the amount to be paid in the next 12 months is $35.4 million, and other current liabilities of $368.0 million, including accounts payable, notes payable, accrued expenses and other current liabilities. We also had purchase commitments for non-cancelable contractual obligations primarily related to purchases of inventory of $52.6 million as of December 31, 2023.

We expect that an additional $150.0 million to $170.0 million of funding will be needed to complete the Clarksville Phase 1A expansion, including payment for certain accounts payable owed to suppliers in relation to assets and services provided for this expansion. As of December 31, 2023, we had made capital commitments mainly in relation to the Clarksville Phase 1A expansion for construction and purchase of property, plant and equipment amounting to $64.7 million, $57.6 million of which is payable within one year, and most of which relates to production equipment to be used in the Clarksville, Tennessee facility.

As of December 31, 2023, we had outstanding payables in relation to assets and services provided for the Clarksville Phase 1A capacity expansion amounting to $57.0 million that are currently due to our suppliers, and we have received notice of non-payment from certain of these suppliers with a total amount of $5.5 million. Further, there are several suppliers which have filed liens, most of which are with the county in which the Tennessee project is situated, with a total amount of $31.9 million being claimed against us. One supplier has also filed a litigation alleging that we failed to pay for the construction work performed on the Tennessee project.

There can be no assurance that we will be successful in obtaining sufficient funding. Should sufficient funding not be secured through the plans, or should there be a delay in the timing of securing funds through these funding initiatives, this would have adverse implications for our Company and its shareholders and could have a material adverse effect on our business and results of operations. In these scenarios, we would need to seek other options, including delaying or reducing operating and capital expenditure and the possibility of an alternative transaction or fundraising.

We may be unable to meet our future capital requirements and we may require additional capital to support business growth, and this capital might not be available on acceptable terms, or at all.

The development, design, manufacture and sale of batteries is a capital-intensive business, which we currently finance through various types of financings. As a result of the capital-intensive nature of our business, we expect to sustain substantial operating expenses without generating sufficient revenues to cover expenditures for a number of years.

In addition, we intend to continue to make investments to support our business growth and may require additional funds to respond to business challenges, including the need to develop new features or enhance our products, improve our operating infrastructure or acquire complementary businesses and technologies. Our capital requirements will depend on many factors, including, but not limited to: technological advancements; market acceptance of our products and product enhancements, and the overall level of sales of our products; R&D expenses; our relationships with our customers and suppliers; our ability to control costs; sales and marketing expenses; enhancements to our infrastructure and systems and any capital improvements to our facilities; our ability to maintain existing manufacturing equipment; potential acquisitions of businesses and product lines; and general economic conditions, including the effects of international conflicts and their impact on the automotive industry in particular.

Accordingly, we may need to engage in equity or debt financings to secure additional funds. If we raise additional funds through future issuances of equity or convertible debt securities, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our common stock. Any debt financing that we may secure in the future could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. We may not be able to obtain additional financing on terms favorable to us, if at all. Moreover, rising interest rates may further increase the costs of

obtaining additional capital to meet our requirements. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to support our business growth and to respond to business challenges could be significantly impaired, and our business may be adversely affected.

Because substantially all of our revenues are currently derived from outside of the U.S. and the significant costs and restrictions associated with the repatriation of cash from our non-U.S. operations, we may not have sufficient cash flow to cover our liabilities, which may result in a material adverse effect on the Company's business.

Our cash and cash equivalents balances are concentrated in a few locations around the world, with approximately 11% and 74% of those balances held outside of the U.S. as of December 31, 2022 and 2023. Cash repatriation costs and restrictions limit our ability to repatriate cash held by our foreign subsidiaries and intercompany dividends. Additionally, the repatriation of cash held by our foreign subsidiaries may result in adverse tax consequences. Any repatriation of cash may be restricted or may result in our incurring substantial costs. For instance, we may be unable to repatriate cash from China and Germany to pay our accounts payable in the U.S. and fund the continued expansion of our U.S. operations. As a result, we must currently, and may in the future be required to, seek sources of cash to fund our operations outside of our subsidiaries, including through the issuance of equity securities, which may be dilutive to existing stockholders, or by incurring additional indebtedness. There can be no assurance that we will be able to secure sources of financing on terms favorable to us, or at all.

We have incurred losses in the operation of our business and anticipate that we will continue to incur losses in the future. We may never achieve or sustain profitability.

We incurred a net loss of approximately $106.4 million for the year ended December 31, 2023, and an accumulated deficit of approximately $897.5 million since our inception in 2006 through the year ended December 31, 2023. We believe that we will continue to incur operating and net losses each quarter until at least the time we begin significant production of our higher energy cell products, which is not expected to occur until 2024 and may occur later.

We expect the rate at which we will incur losses to be significantly higher in future periods as we, among other things, continue to incur significant expenses in connection with the design, development and manufacturing of our batteries, as we expand our R&D activities, invest in manufacturing capabilities, build up inventories of components for our batteries, increase our sales and marketing activities, develop our distribution infrastructure and increase our general and administrative functions to support our growing operations. We may find that these efforts are more expensive than we currently anticipate or that these efforts may not result in revenues, which would further increase our losses.

Our business and our ability to complete the Clarksville Phase 1A expansion could be adversely affected by mechanics liens filed by contractors that we do not have sufficient funds to pay.

Our recent inability to pay contractors at our Clarksville, Tennessee facility has resulted in the filing of mechanics liens against the Clarksville facility project. The effect of mechanics liens are to secure a contractor's right to payment of past due amounts by using our real property as collateral for such amounts. We currently have outstanding payables in relation to assets and services provided for the Clarksville Phase 1A expansion amounting to $57.0 million that are to our suppliers, and we have received notice of non-payment from certain of these suppliers with a total amount of $5.5 million. Further, there are several suppliers which have filed liens, most of which are with the county in which the Tennessee project is situated, with a current total amount of $31.9 million being claimed against us. One supplier has also filed a litigation alleging that we failed to pay for the construction work performed on the Tennessee project.

We are working to resolve these matters but there is no guarantee that we will be successful in doing so at all or on favorable terms. The filing of mechanics liens and/or litigation could delay the construction project while the matters are resolved, increase the overall cost of the project due to legal fees and potential settlements, limit our ability to obtain financing for our Clarksville, Tennessee expansion project, and/or have a material adverse impact on our business, financial condition and operating results.

Our future growth depends upon the willingness of commercial-vehicle and specialty-vehicle operators and consumers to adopt electric vehicles.

Our growth is highly dependent upon the adoption of electric vehicles by commercial-vehicle and specialty-vehicle operators and consumers. If the markets for electric vehicles in China, Europe or the U.S. do not develop as we expect or develop more slowly than we expect, our business, prospects, financial condition and operating results will be harmed, because demand for our products and services will not increase as expected or may even be reduced. The market

for alternative fuel vehicles is relatively new, rapidly evolving, characterized by rapidly changing technologies, price competition, numerous competitors, evolving government regulation and industry standards, frequent new vehicle announcements and changing consumer demands and behaviors.

Other factors may influence the adoption of electric vehicles, including, but not limited to:
- perceptions about electric vehicle quality, design, performance and cost, especially if adverse events or accidents occur that are linked to the quality or safety of electric vehicles;
- perceptions about electric vehicle quality, safety (in particular with respect to lithium-ion battery packs), design, performance and cost, especially if adverse events or accidents occur that are linked to the quality or safety of electric vehicles;
- volatility in sales of electric vehicles;
- perceptions about vehicle safety in general, in particular safety issues that may be attributed to the use of advanced technology, including vehicle electronics and regenerative braking systems;
- negative perceptions of electric vehicles, such as that they are more expensive than non-electric vehicles and are only affordable with government subsidies or that they have failed to meet customer expectations;
- the limited range over which electric vehicles may be driven on a single battery charge and the effects of weather on this range;
- the decline of an electric vehicle's range resulting from deterioration over time in the battery's ability to hold a charge;
- concerns about electric charging infrastructure availability and reliability, which could derail past and present efforts to promote electric vehicles as a practical solution to vehicles which require gasoline;
- concerns about charging station standardizations, convenience and cost influencing consumers' perceptions regarding the convenience of electric vehicle charging stations;
- concerns of potential customers about the susceptibility of battery packs to damage from improper charging, as well as the lifespan of battery packs and the cost of their replacement;
- concerns regarding comprehensive insurance coverage related to electric vehicles;
- developments in alternative technologies, such as advanced diesel, ethanol, fuel cells or compressed natural gas, or improvements in the fuel economy of the internal combustion engine, which could adversely affect sales of electric vehicles;
- the environmental consciousness of consumers;
- the availability and volatility in the cost of natural gas, diesel, coal, oil, gasoline and other fuels relative to electricity;
- the availability of tax and other government incentives to purchase and operate electric vehicles or future regulation requiring increased use of nonpolluting vehicles;
- concerns regarding the value and costs for upkeep of electric vehicles in the used car market;
- the availability of enough skilled labor in after-sale services; and
- macroeconomic factors.

In anticipation of an expected increase in the demand for electric vehicles in the next few years, we have commercialized five types of ultra-fast charging lithium battery technologies (LpTO, LpCO, MpCO, HpCO and HnCO). We also intend to continue to invest in R&D of more ultra-fast charging lithium battery products and to expand the range of applications for such batteries. However, the markets we have targeted, primarily those in China, Europe and the U.S. may not achieve the level of growth we expect. If any market fails to achieve our expected level of growth, we may have excess manufacturing capacity and may not be able to generate enough revenue to achieve or sustain our profitability.

We may not be able to substantially increase our manufacturing output in order to fulfill orders from our customers.

We have expanded and expect to continue to expand our battery manufacturing capacity to meet the expected demand for our products. Such expansion will require significant capital expenditures. In addition, expansion imposes significant added responsibilities on our senior management and our resources, including financial resources and the need to identify, recruit, maintain and integrate additional employees. Our expansion will also expose us to greater overhead and

support costs and other risks associated with the manufacture and commercialization of new products. Difficulties in effectively managing the budgeting, forecasting and other process control issues presented by such expansion could harm our business, prospects, results of operations and financial condition. Even if we succeed in expanding our manufacturing capacity, we may not have enough demand for our products to justify the increased capacity. If there is a persistent mismatch in the demand for our products and our manufacturing capacity, our business, financial condition and results of operations could be adversely affected.

Our ability to substantially increase our manufacturing output is subject to significant constraints and uncertainties, including:

- failure to execute our expansion plan effectively;
- delays by our suppliers and equipment vendors and cost overruns as a result of a number of factors, many of which may be beyond our control, such as increases in raw material prices and problems with equipment vendors;
- delays in the government approval process or denial of required approvals by relevant government authorities;
- diversion of significant management attention and other resources; and
- capital constraints and/or the terms on which capital is available to us.

If we are unable to increase our manufacturing output because of any of the risks described above, we may be unable to fulfill customer orders or achieve the growth we expect. Under our supply agreements with our customers, we would typically be liable to pay a charge of between 0.001% and 0.5% of the total contract price per day for our delay in delivering products, as well as any resulting costs and expenses incurred by the customers. In addition, if we are unable to fulfill customer orders, our reputation could be affected, and our customers could source battery systems from other companies. With a global supply chain, some raw material lead times are above average and can be challenging when responding to significant increases in customer demand. The combination of the foregoing could adversely affect our business, financial condition and results of operations.

Certain components of our batteries pose safety risks that may cause accidents, which could lead to liability to us, cause delays in manufacturing of our product and/or adversely affect market acceptance.

Our battery systems contain lithium-ion cells, which have been used for years in laptops and cell phones. On rare occasions, lithium-ion cells can rapidly release the energy they contain by venting smoke and flames in a manner that can ignite nearby materials. Highly publicized incidents of laptop computers and cell phones bursting into flames have focused consumer attention on the safety of these cells. Moreover, there have been numerous widely publicized reports of electric buses bursting into flames, particularly in China. These events have also raised questions about the suitability of these lithium-ion cells for automotive applications. We are aware of at least two incidents occurring in our customers' vehicles. One incident resulting in a fire arose when an electric bus powered by our battery was left on a disqualified charger overnight. The other incident resulting in a fire involved a bus that was driven through deep water in a flood for over an hour. We have subjected our battery systems to various tests and damaging treatments such as baking, overcharging, crushing or puncturing to assess the response of our battery systems to deliberate and sometimes destructive abuse. However, there can be no assurance that a field failure of our battery systems will not occur, which could damage the vehicle in which it is fitted or lead to personal injury or death and may subject us to lawsuits. Moreover, any failure of a competitor's battery system, especially those that use a high volume of cells similar to ours, may cause indirect adverse publicity for us. Such adverse publicity would negatively affect our brand and harm our business, prospects, financial condition and operating results.

As with any battery, our lithium-based batteries can short circuit when not handled properly. Due to the high energy and power density of lithium-based batteries, a short circuit can cause rapid heat buildup. Under extreme circumstances, this could cause a fire. This is most likely to occur during the formation or testing phase of our process. While we incorporate safety procedures and specific safety testing in our battery testing facilities to minimize safety risks, we cannot assure you that an accident in any part of our facilities where charged batteries are handled will not occur. Any such accident could result in injury to our employees or damage to our facility and would require an internal investigation by our technical staff. Our general liability insurance may not be sufficient to cover potential liability that would result from such accidents. Any such injuries, damages or investigations could lead to liability to us, cause delays in the manufacturing of our product and/or adversely affect market acceptance which could adversely affect our operations and financial condition.

Our manufacturing process incorporates pulverized solids, which can be toxic to employees when allowed to become airborne in high concentrations. We have incorporated safety controls and procedures into our manufacturing processes designed to maximize the safety of our employees and neighbors. Any related incident, including fire or personnel exposure to toxic substances, could result in significant manufacturing delays or claims for damages resulting from injuries, which could adversely affect our operations and financial condition.

Our revenue heavily depends on a limited customer base, a trend likely to continue.

Due to the nature of our industry and our limited operating history, we have a limited customer base and have depended on a small number of customers for a significant portion of our revenue. In the years ended December 31, 2021, 2022 and 2023, we sold our electric battery products to 332, 364 and 343 customers, respectively. Our top five customers accounted for approximately 37.3%, 36.1% and 48.6% of our revenues in the years ended December 31, 2021, 2022 and 2023, respectively. Our limited customer base and customer concentration could make it difficult to negotiate attractive prices for our products and could expose us to the risk of substantial losses if a single dominant customer stops purchasing, or significantly reduces orders for, our products. We expect that a limited number of customers will continue to contribute a significant portion of our sales in the near future. Our ability to maintain close relationships with these top customers is essential to the growth and profitability of our business. If we fail to sell our products to one or more of these top customers in any particular period, or if a large customer purchases fewer of our products, defers orders or fails to place additional orders with us, or if we fail to develop additional major customers, our revenue could decline, and our results of operations could be adversely affected.

The unavailability, reduction or elimination of, or uncertainty regarding, government and economic incentives or subsidies available to end-users and OEMs in the U.S., China, Europe and other jurisdictions could have a material adverse effect on our business, financial condition, operating results and prospects.

We believe that, currently, the availability of government subsidies and incentives available to end-users and OEMs is an important factor considered by our customers when purchasing our batteries for electric vehicles and ESS, and that our growth depends in part on the availability and amounts of these subsidies and incentives. Any further reduction or elimination of government and economic incentives or subsidies may result in the diminished competitiveness of the alternative fuel vehicle or energy storage industry generally or electric vehicles or energy storage projects that use our batteries in particular.

Currently, government programs in the U.S., China and in Europe favor the purchase of electric vehicles, including through disincentives that discourage the use of gasoline-powered vehicles. If such government programs are reduced or eliminated, or the available benefits thereunder are exhausted earlier than anticipated, demand for electric vehicles may decrease and our sales of electric battery products could be adversely affected. In addition, customers may delay taking delivery of our battery products if they believe that certain electric vehicle incentives will be available at a later date, which may adversely affect our business, financial condition, operating results and prospects.

We have identified a material weakness in our internal controls over financial reporting. If we fail to develop and maintain an effective system of internal controls over financial reporting, we may be unable to accurately report our financial results or prevent fraud, and investor confidence and the market price of the common stock may be adversely impacted.

In connection with the audit of the financial year ended December 31, 2023, we identified certain control deficiencies in the design and operation of our internal controls over our financial reporting that constituted a material weakness in aggregation. As defined in the standards established by the PCAOB, a "material weakness" is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our Company's annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness that has been identified relates to the design and implementation of information technology ("IT") general controls for IT systems that are relevant to the preparation of our financial statements. Specifically, we did not design and maintain adequate user access controls to restrict user and privileged access to financial applications, programs, and data for IT systems that are relevant to the preparation of the financial statements.

Subsequent to the identification of the material weakness, we have taken steps to address the control deficiencies and continue to implement our remediation plan, which we believe addresses the underlying causes. We are executing on our remediation plan for the material weakness by removing all inappropriate access and establishing more robust

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processes to control the privileged access to our system with management review of the system log periodically. However, the implementation of these measures may not fully address the material weakness in our internal control over financial reporting, and we cannot conclude that it has been fully remediated. Our failure to correct the material weakness or our failure to discover and address any other deficiencies could result in inaccuracies in our financial statements and impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis.

In addition, once we cease to be an "emerging growth company" as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal controls over financial reporting. In the future, our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal control over financial reporting or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify other or more material weaknesses or deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. Generally speaking, if we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations and lead to a decline in the trading price of our stock. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our consolidated financial statements for prior periods.

The demand for batteries in transportation and other markets depends on the attractiveness of fossil fuel alternatives. Extended periods of low oil prices could adversely affect demand for electric and hybrid electric vehicles.

Lower oil prices over extended periods of time may lower the perception in government and the private sector that cheaper, more readily available energy alternatives should be developed and produced and governments may eliminate or modify regulations or economic incentives related to fuel efficiency and alternate forms of energy. If oil prices remain at deflated levels for extended periods of time, the demand for hybrid and electric vehicles may decrease and the demand for our batteries could be reduced, which would have a material adverse effect on our business.

In addition, alternatives to gasoline, such as compressed natural gas and biofuels, could impact the demand for electric vehicles if the distribution and costs of these alternative fuels become more attractive through innovation. Biodiesel for trucks and specialty vehicles could become more commonplace, which would directly compete with our bus and specialty vehicle batteries, and which may result in decreased demand for our product.

We primarily produce and sell lithium-based battery systems. Should a viable alternative to lithium-based batteries emerge and gain market acceptance, it could significantly harm our business, financial health, and operational results. Furthermore, our failure to keep up with rapid technological changes and evolving industry standards within the lithium-based battery market may cause our products to become obsolete and less marketable, resulting in loss of market share to our competitors.

Our focus is on lithium-based battery systems, driven by our belief in their growth potential. Our R&D efforts are concentrated on discovering new lithium chemistries and formulations to improve product quality and features while lowering costs. Some of our competitors are conducting R&D on alternative battery technologies, such as fuel cells and supercapacitors, and academic studies are ongoing as to the viability of sulfur and aluminum-based battery technologies. If any viable substitute products emerge and gain market acceptance because they have more enhanced features, more power, more attractive pricing or better reliability, the market demand for our products may decrease, and accordingly our business, financial condition and results of operations would be materially and adversely affected.

Major advancements in alternative technologies like fuel cells, advanced diesel, ethanol, hydrogen, natural gas, or breathing batteries could unexpectedly and negatively impact our business, prospects, financial health, and operational results. Existing and other battery technologies, fuels or sources of energy may emerge as customers' preferred alternatives

to our battery products. Any failure by us to develop new or enhanced technologies or processes, or to react to changes in existing technologies, could materially delay our development and introduction of new and enhanced alternative products, which could result in decreased revenue and a loss of market share to our competitors. .For example, research on the electrochemical applications of carbon nanotechnology and other storage technologies is developing at a rapid pace, and many private and public companies and research institutions are actively engaged in the development of new battery technologies based on carbon nanotubes, nanostructured carbon materials and other non-carbon materials. If we fail to adopt these new technologies, or develop new technologies of our own, such technologies may, if successfully developed by our competitors, offer significant performance or price advantages compared with our technologies and our technology leadership and competitive strengths may be adversely affected.

Our R&D efforts may not be sufficient to adapt to changes in alternative fuel and electric vehicle technology. As technologies evolve, we plan to upgrade or adapt our energy solutions with the latest technology, in particular lighter weight modules and packs, advanced cooling methods and advanced battery chemistry, which may also negatively impact the adoption of our other products. However, we may not compete effectively with alternative systems if we are not able to source and integrate the latest technology into our battery products. To achieve this goal, we have invested and plan to continue investing significant financial resources in our R&D infrastructure. R&D activities, however, are inherently uncertain, and we might encounter practical difficulties in commercializing our research results. Accordingly, our significant investment in our R&D infrastructure may not lead to marketable products.

On the other hand, our competitors may improve their technologies or even achieve technological breakthroughs either as alternatives to lithium-based battery systems or improvements on existing lithium-based battery systems that would render our products obsolete or less marketable. Therefore, our failure to effectively keep up with rapid technological changes and evolving industry standards by introducing new and enhanced products may cause us to lose our market share and to suffer a decrease in our revenue.

We may not be able to maintain our competitive position if we face intense competition from other battery manufacturers, many of which have significantly greater resources.

The market for batteries used in electric vehicles, light electric vehicles and ESS is intensely competitive and is characterized by frequent technological changes and evolving industry standards. We expect competition to become more intense. Increased competition may result in a decline in average selling prices, causing a decrease in gross profit margins. We have faced and will continue to face competition from other manufacturers of lithium-ion batteries, as well as from companies engaged in the development of batteries incorporating new technologies. There are other competitors capable of manufacturing and delivering fast-charging battery systems that can charge as quickly as our LpTO and LpCO power battery solutions and we cannot assure you that they will not also enter the markets that we are currently in or intend to enter. For example, certain battery manufacturers offer lithium-based battery solutions that can be fully charged within a similar amount of time as our battery solutions, but with much shorter life cycles compared to our solutions. Other major manufacturers of high-power lithium batteries currently include Panasonic, Samsung SDI, BYD, CATL, Tianjin Lishen, Boston-Power, Wanxiang Group, Amperex Technology and LG Chem. In addition, vehicle manufacturers, such as GM, Ford, Rivian and Tesla, have entered the markets for our products and may become our competitors, either directly or through joint venture arrangements with major lithium-based battery manufacturers. Potential customers may choose to do business with these or other established vehicle manufacturers who enter the markets for our products because of their perception that vehicle manufacturers are more stable, have greater manufacturing capacity and have the capability to adapt battery products to their vehicles.

Many of these competitors have greater financial, personnel, technical, manufacturing, marketing, sales and other resources than we do. As a result, these competitors may be in a stronger position to respond quickly to market opportunities, new or emerging technologies and evolving industry standards. Many of our competitors are developing a variety of battery technologies, such as lithium polymer, silicon anode and solid-state batteries, which are expected to compete with our existing product lines. Other companies undertaking R&D activities of solid-polymer lithium-ion batteries have developed prototypes and are constructing commercial-scale manufacturing facilities. It is possible that our competitors will be able to introduce new products with more desirable features than ours and their new products will gain market acceptance. If our competitors successfully do so, we may not be able to maintain our competitive position and our future success would be materially and adversely affected.

Failing to anticipate customer preferences and develop appealing products could prevent us from maintaining or growing our revenue and profitability.

Our success depends on our ability to identify and originate product trends as well as to anticipate and react to changing customer demands in a timely manner. If we are unable to introduce new products or novel technologies in a timely manner or our new products or technologies are not accepted by customers, our competitors may introduce more attractive products, which could hurt our competitive position. Our new products might not receive customer acceptance if customer preferences shift to other products, and our future success depends in part on our ability to anticipate and respond to these changes. Failure to anticipate and respond in a timely manner to changing customer preferences could lead to, among other things, lower revenue and excess inventory levels.

As we continually seek to enhance our products, we may incur additional costs to incorporate new or revised features. We might not be able to, or determine that it is not in our interests to, raise prices to compensate for these additional costs.

Our future depends on the needs and success of our customers, as well as the demand for our customers' products or services.

Our battery products' demand hinges on end-market users. If our customers' industries underperform, leading to decreased demand for their output, our product demand may similarly decline. Demand in these industries is impacted by numerous factors, including, but not limited to, commodity prices, infrastructure spending, consumer spending, customer fleet replacement schedules, travel restrictions, fuel costs, energy demands, municipal spending and government mandates and incentives. Increases or decreases in these variables may significantly impact the demand for our products. Inaccurate demand predictions could lead to unmet customer needs, lost sales, or excess production, causing higher inventory, overcapacity, increased production costs, and reduced operating margins.

Additionally, if our customers fail to successfully market and sell their products or services, it could severely impact our business and prospects, as they might not place new or additional orders with us. If we cannot achieve the expected level of sales, we will not be able to make sufficient profits to offset the expenditures we have incurred to expand our production capacity, nor will we be able to grow our business. Accordingly, our business, financial condition, results of operations and future success would be materially and adversely affected.

We may be subject to declining average selling prices, which may harm our revenue and gross profits.

As production of electric power battery systems scales up and technology continues to improve, we expect the average selling prices of our power battery systems to decline over time. As a result, manufacturers of these electric products expect us to cut our costs and lower the price of our products. We may have to reduce the price of our products in order to meet market demand due to market-driven downward pricing pressures in the future. Our revenue and profitability will suffer if we are unable to offset any declines in our average selling prices by developing new or enhanced products with higher selling prices or gross profit margins, increasing our sales volumes or reducing our manufacturing costs on a timely basis.

The battery efficiency of electric vehicles declines over time, which may negatively influence potential customers' decisions on whether to purchase an electric vehicle.

Over time, vehicles using our battery systems will see performance decline as their batteries decay, particularly in the driving range. If this turns off potential customers of electric vehicles built using our battery system, it could negatively impact our sales.

Our products might fail to qualify as "domestic origin" for purposes of "Buy America" requirements imposed on the recipients of U.S. government grants.

Some of our customers may be recipients of grants subject to regulations implemented by the U.S. Federal Transit Authority for purchases of rolling stock, including "Buy America" requirements codified at 49 C.F.R. Part 661. In some cases, our customers must ensure that our products, when incorporated into rolling stock subject to "Buy America" requirements, qualify as "domestic origin" components or subcomponents. Our manufacturing facilities are currently located in China and in Germany, and our current products are manufactured using parts or components procured outside of the United States. Further progress on the Clarksville Phase 1A expansion is dependent on securing additional financing, and even once the facility is established, not all of the raw materials we require to manufacture our products are currently available from U.S. suppliers. If our products manufactured from imported parts or components fail to meet the regulatory thresholds to qualify as "domestic origin" under the applicable regulations, we might be disqualified or otherwise

precluded from supplying those products to customers that are subject to applicable "Buy America" requirements, or we might be liable to those customers for having failed to comply with certifications or representations that our products are "domestic origin," each of which would likely adversely affect our business, prospects, financial condition and operating results.

We may experience significant delays in the design, production and launch of our new products, which could harm our business, prospects, financial condition and operating results.

Our R&D team is continually looking to improve our battery systems. Any delay in the financing, design, production and launch of our new products could materially damage our brand, business, prospects, financial condition and operating results. There are often delays in the design, production and commercial release of new products, and to the extent, we delay the launch of the items identified above, our growth prospects could be adversely affected as we may fail to grow our market share, to keep up with competing products or to satisfy customers' demands or needs.

Our failure to cost-effectively manufacture our batteries in quantities which satisfy our customers' demand and product specifications and their expectations for product quality and reliable delivery could damage our customer relationships and result in significant lost business opportunities for us.

We manufacture our products rather than relying upon third-party outsourcing. To be successful, we must cost-effectively manufacture commercial quantities of our complex batteries that meet our customer specifications for quality and timely delivery. To facilitate the commercialization of our products, we will need to further reduce our manufacturing costs, which we intend to do by improving our manufacturing and development operations. If we are unable to manufacture products in commercial quantities on a timely and cost-effective basis, we could lose our customers and be unable to attract future customers.

Our working capital requirements involve estimates based on the demand expectations and may decrease or increase beyond those currently anticipated, which could adversely impact our operating results and financial condition.

In order to fulfill the product delivery requirements of our customers, we plan for working capital needs in advance of customer orders. As a result, we base our funding and inventory decisions on estimates of future demand. If demand for our products does not increase as quickly as we have estimated or drops off sharply, our inventory and expenses could rise, and our business and operating results could suffer. Alternatively, if we experience sales in excess of our estimates, our working capital needs may be higher than those currently anticipated. Our ability to meet this excess customer demand depends on our ability to arrange for additional financing for any ongoing working capital shortages since it is likely that cash flow from sales will lag behind these investment requirements.

Inaccurate manufacturing planning may lead to surplus inventory or shortages.

We typically have a short delivery window to deliver goods to our customers once an order has been placed. To meet short delivery deadlines, we generally decide on our manufacturing level and timing, procurement, facility requirements, personnel needs and other resource requirements based on an estimate taking into account forecasted demand, our past dealings with such customers, market conditions and other relevant factors. Our customers' final purchase orders may not be consistent with our estimates. If the final purchase orders substantially differ from our estimates, we may have excess product inventory or product shortages. Excess product inventory could result in unprofitable sales or write-offs as our products are susceptible to obsolescence and price declines. Producing additional products to make up for any product shortages within a short time frame may be difficult, making us unable to fulfill the purchase orders. In either case, our results of operation may be adversely affected.

We rely on complex machinery for our operations and our production involves a degree of risk and uncertainty in terms of operational performance and costs.

Our large-scale machinery may malfunction unexpectedly, requiring repairs and potentially unavailable spare parts.Unexpected malfunctions of our production equipment may significantly affect the intended operational efficiency. While the manufacturing equipment field is maturing, there are still significant changes and improvements occurring with respect to manufacturing devices. Such changes pose a risk that our manufacturing line will become outdated faster than anticipated. Expenses to upgrade equipment to more cutting-edge designs may be necessary, raising costs.

New component materials developed through our vertically integrated manufacturing process may require new, advanced equipment to produce. During the scale-up of new components, it may be difficult to predict a number of cost and risk factors including material yields, operation times, environmental hazards, utility needs, optimal equipment design, and necessary maintenance cycles which could add time and cost risks. Once scaled, the process may be found economically unfeasible.

Equipment malfunctions could cause worker injuries, equipment loss, facility damage, financial losses, and production disruptions. In addition, operational problems may result in environmental damage, administrative fines, increased insurance costs and potential legal liabilities. All of these operational problems could have a material adverse effect on our business, results of operations, cash flows, financial condition or prospects.

Third parties manufacture essential chargers, poles, and stations for our products, upon which our marketing efforts depend. If any of the charging station networks are not compatible with our products and technologies, our sales could be adversely affected. The lack of a network or a compatible network could affect the implementation of our strategy and adversely affect our business and our operating results.

We design, develop and manufacture electric power battery systems for electric vehicles. However, we do not manufacture chargers or charging poles that are necessary for using our products. In addition, we rely on third parties, such as city governments, utility providers and private investors, to build charging stations. A key part of our Clean City Transit plan (the "CCT Plan") that aims to introduce our battery systems to electric buses, then to taxis and finally to passenger cars is premised on establishing compatible charging station networks in urban areas that accommodate our technologies and products. If no charging station network is built, in markets in which we target our products, there would be little demand for electric battery products in that area. Even if such a network were built, it might not be compatible with our products, in which case the demand for our technologies and products in those markets would be limited, which could affect the implementation of our strategy and our business, and our operating results may be adversely affected.

Further, existing charging station networks have not been established under a uniform standard and could diminish our sales if any of the networks are not compatible with our products and technologies. In particular, our products and technologies require charging stations that can provide high voltages compared to existing charging stations for ultra-fast charging to function. In order for our fast-charging battery systems to become widely adopted in electric buses, electric taxis and electric passenger cars, a critical mass of compatible fast-charging stations must be installed and in operation in any given urban area that we plan to enter. Establishing a network of fast-charging stations requires significant capital investment and government approvals. It also requires government regulators to believe that the merits of fast-charging stations support the costs of such construction. If a sufficient number of charging stations that accommodate our products and technologies cannot be built up and be functional in a timely manner, it will be difficult for us to retain our existing customers and to attract new customers. As a result, our business, results of operations, financial condition and prospects may be materially and adversely affected.

The ultra-fast charging infrastructure created for electric city buses is presumed to be compatible with electric taxis and electric passenger vehicles installed with our battery systems, which ensures that the voltage system, connector and control communications are compatible with the taxi or passenger vehicle battery system. As we do not produce or own the charging stations, there can be no assurance that they would be made available to or continue to be compatible with taxis and passenger vehicles that are installed with our batteries. If the charging stations are not made available or are no longer compatible, the implementation of our strategy and our business and our operating results may be adversely affected.

Incompatibility of emerging charging standards with our products could miss market opportunities, impacting financial performance. If other companies' products and services, including industry-standard technologies or other new standards, emerge or become dominant in any of these areas, or differing standards emerge in global markets, demand for our technology and products could diminish. As standards emerge, such as those in China which include specifications for hardware, connecting equipment and service networks and standards for communication and inspection, compatibility of prior fast-charging stations envisioned in our CCT Plan could be made obsolete.

We also incorporate materials manufactured by third parties into our products. If there are quality issues with respect to these third-party components included in our battery systems, we may not discover the issue until after our products have been shipped and installed. In addition, we may have little or no recourse against these third-party suppliers arising out of warranty claims made by our customers. We have determined that a tab component manufactured by a third-

party and included in one of our legacy products was defective and has caused us to accrue additional warranty cost of approximately $46.5 million as of December 31, 2021.

We currently purchase certain key raw materials and components from third parties, some of which we only source from one supplier or from a limited number of suppliers primarily located in Asia.

We currently purchase certain key raw materials for our electrodes and a variety of other components from third parties, some of which we only source from one supplier or from a limited number of suppliers. For the years ended December 31, 2021, 2022 and 2023, we purchased 12%, 18% and 15% of our raw materials from one supplier. We execute long-term contracts with suppliers for our key raw materials and components. Due to customer forecast variability, suppliers may be unable to satisfy our future requirements on a timely basis. Moreover, the price of purchased raw materials, components and assembled batteries could fluctuate significantly due to circumstances beyond our control. If our current suppliers are unable to satisfy our long-term requirements on a timely basis, we may be required to seek alternative sources for necessary materials and components, produce the raw materials or components in-house or redesign our proposed products to accommodate available substitutes or at a reasonable cost. However, given our current state of business, we may not be able to enter into the required manufacturing supply agreements with the battery manufacturers and component suppliers. If we fail to secure a sufficient supply of key raw materials and components and we are unable to produce them in-house in a timely fashion, it would result in a significant delay in our manufacturing and shipments, which may cause us to breach our sales contracts with our customers. Furthermore, failure to obtain a sufficient supply of these raw materials and components or produce them in-house at a reasonable cost could also harm our revenue and gross profit margins.

If rising prices or availability of raw materials continues to persist, our business and results of operations may be adversely affected.

Volatility in raw material prices and availability can impact our business and finances. Due to numerous factors beyond our control, including general, domestic, and international economic conditions, labor costs, production levels, competition, consumer demand, import duties, and tariffs, inflation and currency exchange rates. This volatility can significantly affect the availability and cost of raw materials, and may therefore have a material adverse effect on our business, results of operations, and financial condition.

Recently, cost inflation stemming from the COVID-19 pandemic, the Ukraine/Russia crisis, the Israel/Hamas crisis, and other macroeconomic factors has caused prices to increase across various sectors of the economy and we have been impacted by increases in the prices of our raw materials and other associated manufacturing costs. In particular, we have experienced rising costs or volatility in the prices for raw materials such as polyvinylidene difluoride, lithium salts and carbonates. At this time, there can be no assurance that we will be able to pass any portion of such increases on to customers. Further, we currently do not hedge against our exposure to changing raw material prices. As a result, fluctuations in raw material prices could have a material adverse effect on our business, results of operations, and financial condition.

Supply shortages or changes in availability for any particular type of raw material can delay production or cause increases in the cost of manufacturing our products. We may be negatively affected by changes in availability and pricing of raw materials, which could negatively impact our results of operations.

If we are unable to integrate our products into vehicles manufactured by our OEM customers, our results of operations could be impaired.

We cooperate with our OEM customers to integrate the design of our LpTO, LpCO, MpCO, HpCO and HnCO products, and any future products, into commercial and specialty electric vehicles, such as electric buses, electric cars and electric taxis. Our battery systems are composed of modules assembled from the battery cells that we manufacture. OEMs often require unique configurations or custom designs for battery systems. We tailor the design of our battery systems to the electric vehicles manufactured by our OEM customers. This development process requires not only substantial lead time between the commencement of design efforts for customized battery systems and the commencement of volume shipments of the battery products to the customer, but also the cooperation and assistance of the OEMs in order to determine the requirements for each specific application. Technical problems may arise that affect the acceptance of our product by the OEMs. If we are unable to design and develop products that meet the OEMs' requirements, we may lose

opportunities to obtain purchase orders, and our reputation may be damaged. In addition, we may not receive adequate assistance from OEMs to successfully commercialize our products, which could impair our results of operations.

Under certain circumstances, our customers can modify or terminate their contracts.

We have ongoing arrangements with our customers and target customers. Some of these arrangements are evidenced by non-binding letters of intent and memoranda of understanding, early-stage agreements that are used for design and development purposes but will require renegotiation at later stages of development or production or master agreements that have yet to be implemented under separately negotiated statements of work, each of which could be modified to reduce the size of the project, terminated or may not materialize into next-stage contracts or long-term contract partnership arrangements. If these arrangements are modified or terminated or if we are unable to enter into next-stage contracts or long-term operational contracts, our business, prospects, financial condition and operating results may be materially adversely affected.

Modifications or terminations of our existing contracts may also directly impact our business, prospects and financial condition, including by reducing backlog by significant amounts. For example, in December 2022, we were awarded a contract to supply a utility-scale 1.2 GWh battery ESS project to a customer in the U.S. We have subsequently agreed with this customer to reduce the size of this contract. Our backlog was reduced to $276.4 million as of December 31, 2023 because we removed all the volumes from this contract until such time as we had reached a revised agreement with this customer,which was only concluded in the first quarter of 2024. First deliveries of our ESS containers to this customer, using 53.5Ah cells and trays manufactured in our Huzhou facility, are expected to commence in the second quarter of 2024.

Our business depends substantially on the continuing efforts of our senior executives and other key personnel, and our business may be severely disrupted if we lose their services.

Our future success heavily depends on the continued service of our senior executives and other key employees. In particular, we rely on the expertise and experience of our Chairman, Chief Executive Officer and President, Mr. Yang Wu, our Chief Revenue Officer, Sascha Rene Kelterborn, our Chief Financial Officer, Mr. Craig Webster and our Chief Technology Officer, Dr. Wenjuan Mattis. If one or more of our other senior executives are unable or unwilling to continue to work for us in their present positions, we may encounter similar problems, but on a compounded basis. Moreover, if any of our current or former senior executives joins a competitor or forms a competing company, we may lose customers, suppliers, know-how and key personnel. Each of our executive officers has entered into an employment agreement with us, which contains non-competition and confidentiality clauses. However, if any dispute arises between our current or former executive officers and us, it is hard to predict the extent to which any of these agreements could be enforced in different countries.

The success of our business depends on our ability to attract, train and retain highly-skilled employees and key personnel.

As a result of the highly specialized, technical nature of our business, we must attract, train and retain a sizable workforce comprising highly-skilled employees and other key personnel. Since our industry is characterized by high demand and intense competition for talent, we may have to pay higher salaries and wages and provide greater benefits in order to attract and retain highly-skilled employees or other key personnel that we will need to achieve our strategic objectives. As we are still a relatively young company and our business has grown rapidly, our ability to train and integrate new employees into our operations may not meet the requirements of our growing business. Our failure to attract, train or retain highly-skilled employees and other key personnel in numbers that are sufficient to satisfy our needs would materially and adversely affect our business. Staff that we are unable to retain also pose a risk since they can inform competitors of our know-how and may lessen the technological advantages over our competitors that we have developed.

Further, competition for highly-skilled employees is intense. We have experienced, and we expect to continue to experience difficulty in hiring and retaining employees with appropriate qualifications. We may face high turnover, requiring us to expend time and resources to source, train and integrate new employees. The challenging markets in which we compete for talent may also require us to invest significant amounts of cash and equity to attract and retain employees. In addition, many of the companies with which we compete for highly-skilled employees have greater financial resources than we have. If we hire employees from competitors or other companies, their former employers may attempt to assert that these employees or the Company has breached certain legal obligations, resulting in a diversion of our time and resources.

Our management has limited experience in operating a public company.

Our executive officers have limited experience in the management of a publicly-traded company. Their limited experience in dealing with the increasingly complex laws pertaining to public companies could significantly increase the amount of time they devote to these activities, which would result in less time being devoted to our strategy and growth.

We may not have adequate personnel with the appropriate level of knowledge, experience and training in the accounting policies, practices or internal controls over financial reporting required of public companies in the U.S. For example, on March 15, 2024, we filed a Form 12b-25 stating that we required additional time to complete this annual report on Form 10-K, and on August 16, 2021, we filed a Form 12b-25 stating that we required additional time to complete our quarterly report on Form 10-Q for the quarter ended June 30, 2021. Further, we filed a Form 8-K on December 10, 2021 regarding non-reliance on previously issued financial statements due to our incorrect classification of shares issued in Tuscan's initial public offering as permanent equity but not temporary equity. As the shares classification error related solely to Tuscan's financial statements in periods preceding the Business Combination, we have not and do not intend to amend or restate such financial information.

The development and implementation of the standards and controls necessary for us to achieve the level of accounting standards required of a public company in the U.S. may require costs greater than expected. It is possible that we will be required to expand our employee base and hire additional employees to support our operations as a public company which will increase our operating costs in future periods.

We may acquire or invest in other companies or technologies, which could divert our management's attention, result in dilution to our stockholders and otherwise disrupt our operations and adversely affect our business.

We may selectively acquire or invest in other companies or technologies that we believe could complement or expand our platform, enhance our technical capabilities or otherwise offer growth opportunities. However, acquisitions are complex, costly and time-consuming processes and involve numerous risks. The pursuit of potential acquisitions may divert the attention of management and cause us to incur various expenses in identifying, investigating and pursuing suitable acquisitions, whether or not they are consummated. Acquisitions also could result in dilutive issuances of equity securities or the incurrence of debt, which could adversely affect our operating results and financial condition. If we acquire additional businesses, we may not be able to integrate the acquired personnel, operations and technologies successfully or effectively manage the combined business following the acquisition.

We also may not achieve the anticipated benefits from the acquired business due to a number of factors, including: inability or difficulty integrating and benefiting from acquired technologies, services or clients in a profitable manner; unanticipated costs or liabilities associated with the acquisition; difficulty integrating the accounting systems, operations and personnel of the acquired business; adverse effects to our existing business relationships with business partners and clients as a result of the acquisition; assuming potential liabilities of an acquired company; possibility of overpaying for acquisitions, particularly those with significant intangibles and those assets that derive value using novel tools or are involved in niche markets; difficulty in acquiring suitable businesses, including challenges in predicting the value an acquisition will ultimately contribute to our business; the potential loss of key employees of the acquired business; and use of substantial portions of our available cash to consummate the acquisition. Any of these difficulties could adversely affect our ability to maintain relationships with clients, partners, suppliers and associates or our ability to achieve the anticipated benefits of the acquisition, or could reduce our earnings or otherwise adversely affect our business and financial results.

In addition, a significant portion of the purchase price of companies we acquire may be allocated to acquired goodwill and other intangible assets, which must be assessed for impairment at least annually. In the future, if our acquisitions do not yield expected returns, we may be required to take charge of our operating results based on this impairment assessment process, which could adversely affect our results of operations.

Our planned expansion into new applications and new markets as we continue to expand our global presence pose additional risks which could adversely affect our business, financial condition and results of operations.

To date, we have focused our business on the sale of our LpTO, LpCO, MpCO, HpCO, and HnCO battery systems, primarily for use in commercial electric vehicles. However, we have and intend to expand into new applications,

including the recent development of our ESS container, and also have and continue to expand our customer demographic in order to further grow our business. The lithium-based battery market is highly competitive and there can be no assurance that use of our products for new applications will gain market acceptance.

We recently began marketing our new ESS container and our current plan is to make first deliveries of this product starting from the second quarter of 2024. It is possible we may never achieve commercial success with our ESS container. We have limited historical financial data upon which we may base our projected revenue and operating expenses. Accordingly, we continue to be subject to many of the risks inherent in business development, financing, unexpected expenditures, and complications and delays that often occur in a new business. Investors should evaluate an investment in the Company in light of the uncertainties encountered by companies pursuing new product lines in a competitive environment. There can be no assurance that our efforts will be successful or that we will ultimately be able to attain profitability with our ESS container.

After initially focusing on the Asia & Pacific regions, we have expanded and continue to expand our presence and product promotion to Europe and the U.S. and elsewhere. For instance, for the years ended December 31, 2021, 2022 and 2023, we derived 38.6%, 35.2% and 49.0%, respectively, of our sales from outside of China, including sales in the U.S., France, Germany, India, Singapore, the U.K., among others. As a result, we are subject to differences in these markets in regulatory requirements for product testing, intellectual property protection (including patents and trademarks), tax incentive policy, legal systems and rules, marketing costs, fluctuations in currency exchange rates and changes in political and economic conditions.

Expansion into new markets may increase costs and require us to make significant expenditures, including increased manufacturing costs, the establishment of local operating entities, hiring of local employees and establishing facilities in advance of generating any revenue. For example, production costs will be higher in some markets than others. However, higher production costs are partially offset by lower logistics costs and tariffs. In addition, average sales prices for customers in some markets will be higher than the average sales prices in others, resulting in different gross margins depending on the location of the production and the customer.

Further, any efforts to continue expanding into new markets might not be successful in creating demand for our products outside of our existing geographic markets or in effectively selling our products in the markets we enter. In addition, conducting operations in new markets, including the marketing, distribution and sale of our products, subjects us to new or unfavorable regulatory, economic and political risks. These risks include:

- localization of the marketing and deployment of our products;
- lack of familiarity with, and burdens of, complying with foreign laws, legal and commercial standards, regulatory requirements, export requirements, tariffs and other barriers, including laws related to employment or labor;
- conforming our products to various international regulatory and safety requirements where our products are sold, or homologation;
- difficulty in establishing, staffing and managing foreign operations;
- difficulties attracting customers in new jurisdictions;
- difficulty in engaging and retaining distributors that are knowledgeable about, and can function effectively, in overseas markets;
- management, communication and integration problems resulting from cultural or language differences and geographic dispersion;
- different pricing environments, longer sales cycles and longer accounts receivable payment cycles and collections issues;
- increased costs associated with maintaining marketing efforts in various countries;
- new and different sources of competition;
- increased financial accounting and reporting burdens and complexities;
- diversion of our management's attention and resources to explore, negotiate, or close acquisitions and to integrate, staff and manage geographically remote operations and employees;
- sufficiency of qualified labor pools in various international markets;

- foreign government taxes, currency controls, regulations and permit requirements, including foreign taxes that we may not be able to offset against taxes imposed upon us in the U.S., and foreign tax and other laws limiting our ability to repatriate funds to the U.S.;
- changes in global currency systems or fluctuations in exchange rates that may increase the volatility of or adversely affect our foreign-based revenue;
- our ability to enforce our contractual rights;
- compliance with anti-corruption laws, economic sanction laws and regulations, anti-tax laws, export controls and other laws and regulations regarding international business operations;
- foreign government trade restrictions, customs regulations, tariffs and price or exchange controls;
- preferences of foreign nations for domestically produced products;
- uncertain political and economic climates; and
- inability to obtain, maintain or enforce intellectual property rights in some countries.

These factors may cause our costs of doing business in certain markets to exceed our comparable costs incurred in other markets in which we do business. Any negative impact from our business efforts in new markets could adversely affect our business, operating results and financial condition as a whole.

Additionally, as we have expanded and continue to expand into new markets, we have faced challenges with ensuring that our charging equipment works successfully with the charging infrastructure in such markets. If customers experience problems with the way our charging equipment works with the local charging infrastructure, or if we are unable to adapt our equipment to resolve such problems, then the viability and acceptance of our vehicles in such markets could be materially and adversely affected. If we fail to successfully address these risks, our business, prospects, operating results and financial condition could be materially harmed.

Our battery packs rely on software and hardware that are highly technical, and if these systems contain errors, bugs or vulnerabilities, or if we are unsuccessful in addressing or mitigating technical limitations in our systems, our business could be adversely affected.

Our products rely on software and hardware, including software and hardware developed or maintained internally or by third parties, that are highly technical and complex and will require modification and updates over the life of a battery pack. In addition, certain of our products depend on the ability of such software and hardware to store, retrieve, process and manage immense amounts of data. Our software and hardware may contain errors, bugs or vulnerabilities, and our systems are subject to certain technical limitations that may compromise our ability to meet the objectives. Some errors, bugs or vulnerabilities inherently may be difficult to detect and may only be discovered after the code has been released for external or internal use. Errors, bugs, vulnerabilities, design defects or technical limitations may be found within our software and hardware. Although we attempt to remedy any issues that we observe in our products as effectively and rapidly as possible, such efforts may not be timely, may hamper production or may not be to the satisfaction of our customers. If we are unable to prevent or effectively remedy errors, bugs, vulnerabilities or defects in our software and hardware, we may suffer damage to our brand, loss of customers, loss of revenue or liability for damages, any of which could adversely affect our business and financial results.

We may be subject to financial and reputational risks due to product recalls and product liability claims, and we could face substantial liabilities which exceed our resources.

Lithium-based battery systems for use in electric vehicles and ESS are inherently complex and subject to failure, accidents or other malfunctions. Accordingly, we may be exposed to product recalls and product liability claims. The risk of product recalls and product liability claims, and associated adverse publicity, is inherent in the development, manufacturing and sale of our products. Our products and the products of third parties in which our products are a component are becoming increasingly sophisticated and complicated as advancements in technologies occur, and as demand increases for lighter and more powerful rechargeable batteries.

We typically offer warranties for our battery products against any defects due to product malfunction or workmanship for a period ranges from one to eight years (or up to 3 years in the case of ESS) from the date of purchase. We provide a reserve for these potential warranty expenses, which is based on an analysis of historical warranty issues. In

2021, as a result of increases in the repairing cost and frequency of claims with respect to a certain legacy product sold in 2017 and 2018, we conducted an analysis and concluded that a particular component purchased from a supplier was not meeting our performance standards. As a result, we expect that this legacy product we sold will need to be replaced before the expiration of warranty term. This reassessment has resulted in a change in our estimated costs associated with this legacy product, giving an additional accrual of $46.5 million for such legacy product sold.

Product quality and liability issues may affect not only our products but also the third-party products in which our battery products are a component. Our efforts and the efforts of our development partners to maintain product quality may not be successful, which may result in us incurring expenses in connection with, for example, product recalls and product liability claims, and adversely impact our brand image and reputation as a producer of high-quality products. Any product recall or product liability claims seeking significant monetary damages could have a material adverse effect on our business and financial condition. A product recall or product liability claim could generate substantial negative publicity about our products and business, interfere with our manufacturing plans and product delivery obligations as we seek to replace, or repair affected products, and inhibit or prevent commercialization of other future product candidates.

Further, there is no assurance that future warranty claims will be consistent with past history, and in the event we experience a significant increase in warranty claims, there is no assurance that our reserves will be sufficient. This could have a material adverse effect on our business, financial condition and results of operations.

If we have quality issues with our BMS and ESS container, our sales, profit, and cash flows could decrease and our relationships with our customers and our reputation may be harmed.

Products as complex as ours may contain undetected errors or defects, especially when first introduced. Our BMS and ESS container may contain defects that are not detected until after they are shipped or are installed because we and our suppliers cannot test for all possible scenarios. These defects could cause us to incur significant warranty, non-warranty, and re-engineering costs, which may not be covered by manufacturer warranties, and could significantly affect our customer relations and business reputation. If we deliver products with errors or defects, or if there is a perception that such products contain errors or defects, our credibility and the market acceptance and sales of our products could be harmed. In addition, some of our contractual arrangements with customers include provisions for liquidated damages. In certain cases, we could incur high liquidated damages if it is established that our products do not meet the performance guarantees we have given to our customers.

The reduction, elimination, or expiration of government incentives for, or regulations mandating the use of, renewable energy could reduce demand for our ESS container and harm our business.

Federal, state, local, and foreign government bodies provide incentives to owners, end users, distributors, system integrators and manufacturers of renewable energy products, including our ESS container, to promote renewable electricity in the form of rebates, tax credits and other financial incentives. The range and duration of these incentives varies widely by jurisdiction. The reduction, elimination, or expiration of government incentives for grid-connected electricity may negatively affect the competitiveness of our ESS container and could harm or halt the growth of our industry and our business. These subsidies and incentives may expire on a particular date, end when the allocated funding is exhausted or be reduced or terminated as renewable energy adoption rates increase or as a result of legal challenges, the adoption of new statutes or regulations, or the passage of time. These reductions or terminations may occur without warning. The reduction, elimination or expiration of such incentives could harm our business and cash flows.

In August 2022, the United States passed the IRA, which includes a number of government incentives that support the adoption of energy storage products and services and could potentially benefit the Company and its operations. However, forthcoming guidance to implement the IRA from the U.S. Department of Treasury and other federal administrative agencies could be drafted in such a manner that could be adverse to our interests and could therefore harm our business, prospects, financial condition, and results of operations.

Existing electric utility industry policies and regulations, and any subsequent changes, may present technical, regulatory, and economic barriers to the purchase and use of our ESS container that may significantly reduce demand for our products or harm our ability to compete.

Federal, state, local, and foreign government regulations and policies concerning the broader electric utility industry, as well as internal policies and regulations promulgated by electric utilities and organized electric markets with respect to fees, practices, and rate design, can influence the market for energy storage products and services. These regulations and policies often affect electricity pricing and the interconnection of generation facilities, and can be subject to frequent modifications by governments, regulatory bodies, utilities, and market operators. For example, changes in fee structures, electricity pricing structures, and system permitting, interconnection, and operating requirements can deter purchases of renewable energy products by reducing anticipated revenues or increasing costs or regulatory burdens for would-be system purchasers. The resulting reductions in demand for energy storage products could harm our business, prospects, financial condition, and results of operations.

A significant recent development in renewable-energy pricing policies in the U.S. occurred on July 16, 2020, when the Federal Energy Regulatory Commission ("FERC") issued a final rule amending regulations that implement the Public Utility Regulatory Policies Act ("PURPA"). Among other requirements, PURPA mandates that electric utilities buy the output of certain renewable generators below established capacity thresholds. PURPA also requires that such sales occur at a utility's "avoided cost" rate. FERC's PURPA reforms include modifications (1) to how regulators and electric utilities may establish avoided cost rates for new contracts; (2) that reduce from 20 MW to 5 MW the capacity threshold above which a renewable-energy qualifying facility is rebuttably presumed to have nondiscriminatory market access, thereby removing the requirement for utilities to purchase its output; (3) that require regulators to establish criteria for determining when an electric utility incurs a legally enforceable obligation to purchase from a PURPA facility; and (4) that reduce barriers for third parties to challenge PURPA eligibility. In general, FERC's PURPA reforms have the potential to reduce prices for the output from certain new renewable generation projects while also narrowing the scope of PURPA eligibility for new projects. These effects could reduce demand for PURPA-eligible battery energy storage products and could harm our business, prospects, financial condition, and results of operations.

Changes in other current laws or regulations applicable to us or the imposition of new laws, regulations, or policies in the U.S., could have a material adverse effect on our business, financial condition, and results of operations. Any changes to government, utility, or electric market regulations or policies that favor electric utilities or other market participants could reduce the competitiveness of battery energy storage products and cause a significant reduction in demand for our products and services and adversely impact our growth.

The economic benefit of our energy storage products to our customers includes, among other things, the benefit of reducing such customer's payments to the local electric utility company. The rates at which electricity is available from a customer's local electric utility company are subject to change and any changes in such rates may affect the relative benefits of our energy storage products. Further, the local electric utility may impose "departing load," "standby" or other charges on our customers in connection with their acquisition of our energy storage products, the amounts of which are outside of our control and which may have a material impact on the economic benefit of our energy storage products to our customers. Changes in the rates offered by local electric utilities and/or in the applicability or amounts of charges and other fees imposed by such utilities on customers acquiring our energy storage products could adversely affect the demand for our energy storage products.

As components of electric vehicles, our products as installed in the products of our customers are subject to motor vehicle standards and the failure of the vehicles to satisfy such mandated safety standards could have a material adverse effect on the demand for our products, our business and our operating results.

Our products are used as components in electric vehicles. All vehicles sold must comply with applicable international, federal, and state motor vehicle safety standards, which vary by national and other jurisdictions. In the U.S., vehicles that meet or exceed all federally mandated safety standards are certified under federal regulations. Rigorous testing and the use of approved materials and equipment are among the requirements for achieving federal certification. Failure by our vehicle manufacturing customers to satisfy motor vehicle standards could have a material adverse effect on our business and operating results.

Moreover, we may incur our own significant costs in complying with these regulations. Regulations related to the electric vehicle industry and alternative energy are currently evolving and we face risks associated with changes to these regulations.

To the extent the laws become more stringent or otherwise change, our components or the vehicles into which they are incorporated may not comply with applicable international, federal, state or local laws, which would have an

adverse effect on our business. Compliance with changing regulations could be burdensome, time consuming, and expensive. To the extent compliance with new regulations is cost prohibitive, our business, prospects, financial condition and operating results would be adversely affected.

Internationally, there may be laws in jurisdictions we have not yet entered or laws of which we are unaware in jurisdictions we have entered that may restrict our sales or other business practices. Even for those jurisdictions we have analyzed, the laws in this area can be complex, difficult to interpret and may change over time. Continued regulatory limitations and other obstacles interfering with our business or our customer's ability to sell products could have a negative and material impact on our business, prospects, financial condition and results of operations.

We may fail to comply with certain health and production safety laws and regulations governing hazardous materials.

In the sourcing of our products throughout the world, we process, store, dispose of and otherwise use large amounts of hazardous materials. As a result, we are subject to extensive and evolving health and production safety laws and regulations governing, among other things: the health of our employees and safety production requirements regarding the generation, handling, storage, use and transportation of hazardous materials. Compliance with these laws and regulations results in ongoing costs. Failure to comply with these laws or regulations, or to obtain or comply with the relevant permits, could result in fines, criminal charges or other sanctions by regulators. Furthermore, we may be ordered to rectify a noncompliance within a stipulated deadline and, if we fail to do so, we may be ordered to cease operations. From time-to-time, we may have instances of alleged or actual noncompliance that could result in the imposition of fines, penalties and required corrective actions. For instance, we are required under PRC law to design and build occupational disease prevention facilities concurrently with the construction of our manufacturing facilities, where hazardous elements that adversely affect the health of our employees are generated or used. Our ongoing compliance with health and safety laws, regulations and permits could require us to incur significant expenses, limit our ability to modify or expand our facilities or continue manufacturing and making other capital improvements. In addition, private parties, including current or former employees, could bring personal injury or other claims against us due to the presence of, or exposure to, hazardous substances used, stored or disposed of by us or contained in our products.

Environmental regulation compliance is costly; non-compliance could lead to fines, damage our reputation, and negatively impact our business.

As a manufacturer, we are subject to various environmental laws and regulations on air emission, wastewater discharge, solid waste, noise and the disposal of hazardous materials. Cobalt and lithium are toxic materials that are important raw materials in our batteries. We also use, generate and discharge other toxic, volatile and hazardous chemicals and wastes in our research, development and manufacturing activities. One of our manufacturing sites is in China, and under PRC environmental regulations we are required to maintain the pollutant emission levels at each of our facilities within the levels prescribed by the relevant governmental authorities and obtain a pollution discharge permit for our water and air emissions. We are also required to design and build environmental treatment facilities concurrently with the construction of our manufacturing facilities, where waste air, wastewater and waste solids we generate can be treated in accordance with the relevant requirements.

In addition, certain laws and regulations require enterprises like us that generate hazardous waste to engage companies which are licensed and qualified to process the hazardous waste, and to collect, store, dispose of and transfer the hazardous waste. If we fail to comply with national and local environmental protection laws and regulations, the relevant governmental authorities may impose fines or deadlines to cure instances of noncompliance and may even order us to cease operations if we fail to comply with their requirements. In particular, any breach by us in connection with requirements relating to the handling of hazardous waste may subject us to monetary damages and fines. In addition, if any third party suffers any loss as a result of our pollutant emission practices, our improper handling of hazardous waste or our noncompliance with environmental regulations, such third parties may seek damages from us. We cannot assure you that we will be able to comply with all environmental laws and regulations at all times as the environmental legal regime is evolving and becoming more stringent in many jurisdictions. Therefore, if any government imposes more stringent regulations in the future, we will have to incur additional substantial costs and expenses in order to comply with new regulations, which may negatively affect our results of operations. If we fail to comply with any of the present or future environmental regulations in any material aspect or cause any loss to any third parties due to our pollutant emission practices, improper handling of hazardous waste or other environmental noncompliance, we may suffer from negative publicity and may be required to pay substantial fines, pay damages to such third parties, or suspend or even cease

operations. Failure to comply with environmental laws and regulations may materially and adversely affect our business, financial condition and results of operations.

To the extent we ship our products overseas, or to the extent our products are used in products sold overseas, they may be affected by laws and regulations on the movement of goods. For example, the transportation of non-rechargeable and rechargeable lithium batteries is regulated by the International Civil Aviation Organization (the "ICAO"), and corresponding rules and regulations of the International Air Transport Association (the "IATA"), Pipeline & Hazardous Materials Safety Administration (the "PHMSA"), Dangerous Goods Regulations and the International Maritime Dangerous Goods Code, and in China by the General Administration of Civil Aviation of China and the Maritime Safety Administration of the PRC. These regulations are based on the United Nations, or UN, Recommendations on the Transport of Dangerous Goods Model Regulations and the UN Manual of Tests and Criteria. We currently ship our products pursuant to ICAO, IATA and PHMSA hazardous goods regulations. The regulations require companies to meet certain testing, packaging, labeling and shipping specifications for safety reasons. We believe we are in compliance with all current PRC and international regulations for the shipment of our products and will seek to comply with any new regulations that are imposed. We believe we have obtained certificates for safe transport of goods for shipping our lithium battery products by air and water. If we are unable to comply with the new regulations, however, or if regulations are introduced that limit our ability to transport our products to customers in a cost-effective manner, this could have a material adverse effect on our business, financial condition and results of operations.

Our operations expose us to litigation, environmental and other legal compliance risks, including increased climate change legislation restricting GHG emissions.

We are subject to a variety of litigation, environmental, health and safety and other legal compliance risks. These risks include, among other things, possible liability relating to product liability matters, securities law matters, personal injuries, intellectual property rights, contract-related claims, government contracts, health and safety liabilities, environmental matters and compliance with U.S. and foreign laws, competition laws and laws governing improper business practices. We or one of our business units could be charged with wrongdoing as a result of such matters. If convicted or found liable, we could be subject to significant fines, penalties, repayments or other damages (in certain cases, treble damages). As a business with international reach, we are subject to complex laws and regulations in jurisdictions in which we operate, including the U.S., China, the E.U. and the U.K. Those laws and regulations may be interpreted in different ways. They may also change from time-to-time, as may related interpretations and other guidance. Changes in laws or regulations could result in higher expenses and payments, and uncertainty relating to laws or regulations may also affect how we conduct our operations and structures our investments and could limit our ability to enforce our rights. See the section titled "*Business — Legal Proceedings*."

Changes in environmental and climate laws or regulations, including laws relating to GHG emissions, could lead to new or additional investment in manufacturing designs, subject us to additional costs and restrictions, including increased energy and raw materials costs, and could increase environmental compliance expenditures.

Our general liability insurance may not be sufficient to cover potential liability from product liability claims.

We currently have general liability insurance with an annual limit of up to approximately $78.7 million to cover liabilities arising from product liability claims or product recalls worldwide (excluding the U.S. and Canada), which may not be sufficient to cover potential liability claims. Inability to obtain sufficient insurance coverage at an acceptable cost or otherwise to protect against potential product recalls and product liability claims could prevent or inhibit the commercialization of our product or could result in a loss of customers and decrease in revenue, unexpected expenses and a loss of market share, and if any of our products are found to have reliability, quality or compatibility problems, we will be required to accept returns, provide replacements, provide refunds, or pay damages. We cannot assure you that as we continue distribution of our products we will be able to obtain or maintain adequate coverage on acceptable terms, or that such insurance will provide adequate coverage against all potential claims. Even if we maintain adequate insurance, any successful claim could materially and adversely affect our reputation and prospects and divert management's time and attention. If we are sued for any injury allegedly caused by our future products, our liability could exceed our total assets and our ability to pay such liability. In any case, we may still be required to incur substantial amounts to cover costs associated with product recalls and/or to indemnify our customers in respect of their product quality claims against us, which would materially and adversely affect results operations and severely damage our reputation.

If currency exchange rates fluctuate substantially in the future, our financial results, which are reported in U.S. dollars, and the value of our securities could be adversely affected.

The value of our securities will be indirectly affected by the foreign exchange rate between the U.S. dollar and RMB and between those currencies and other currencies in which our sales may be denominated. Appreciation or depreciation in the value of the RMB relative to the U.S. dollar would affect our financial results reported in U.S. dollar terms without giving effect to any underlying change in our business or results of operations. Fluctuations in the exchange rate will also affect the relative value of any dividend we issue that will be exchanged into U.S. dollars, as well as earnings from, and the value of, any U.S. dollar-denominated investments we make in the future. It is difficult to predict how RMB exchange rates may change.

Additionally, limited hedging transactions are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions. While we may enter into hedging transactions in the future, the availability and effectiveness of these transactions may be limited, and we may not be able to successfully hedge our exposure at all. Our foreign currency exchange losses may also be magnified by PRC exchange control regulations that restrict our ability to convert RMB into foreign currencies. As a result, fluctuations in exchange rates may have a material adverse effect on our financial condition.

U.S. tax law changes on international activities could significantly affect our finances and operational results.

Changes to U.S. tax laws, including limitations on the ability of taxpayers to claim and utilize foreign tax credits and the deferral of certain tax deductions until earnings outside of the U.S. are repatriated to the U.S., as well as changes to U.S. federal income tax laws that may be enacted in the future, could impact the tax treatment of our foreign earnings. Due to our international business activities, any changes in the U.S. federal income taxation of such activities may increase our worldwide effective tax rate and adversely affect our financial position and results of operations.

We may face unforeseen tax liabilities that could affect our financial health.

We are subject to federal, state and local taxes in the U.S. and are also subject to taxes in certain foreign jurisdictions. Significant judgment is required in evaluating our tax positions and our worldwide provision for taxes. During the ordinary course of business, there are many activities and transactions for which the ultimate tax determination is uncertain. In addition, our tax obligations and effective tax rates could be adversely affected by changes in the relevant tax, accounting and other laws, regulations, principles and interpretations, including those relating to income tax nexus, by our earnings being lower than anticipated in jurisdictions where we have lower statutory rates and higher than anticipated in jurisdictions where we have higher statutory rates, by changes in foreign currency exchange rates, or by changes in the valuation of our deferred tax assets and liabilities. We may be audited in various jurisdictions, and such jurisdictions may assess additional taxes against us. Although we believe our tax estimates are reasonable, the final determination of any tax audits or litigation could be materially different from our historical tax provisions and accruals, which could have a material adverse effect on our operating results or cash flows in the period or periods for which a determination is made.

International operations could lead to complex and unfavorable tax outcomes.

We generally conduct our international operations through wholly-owned subsidiaries, branches and representative offices and report our taxable income in various jurisdictions worldwide based upon our business operations in those jurisdictions. Our intercompany relationships are subject to complex transfer pricing regulations administered by taxing authorities in various jurisdictions. The relevant taxing authorities may disagree with our determinations as to the income and expenses attributable to specific jurisdictions. If such a disagreement were to occur, and our position was not sustained, we could be required to pay additional taxes, interest and penalties, which could result in one-time tax charges, higher effective tax rates, reduced cash flows and lower overall profitability of our operations. We believe that our financial statements reflect adequate reserves to cover such a contingency, but there can be no assurances in that regard.

In addition, under several of the tax regimes under which we operate, related party transactions must be conducted on an arm's-length basis. Such transactions between related parties may be subject to audit or scrutiny by tax authorities, including, in the case of the PRC government, within ten years after the taxable year when the transactions are conducted. If the relevant tax authorities determine that related party transactions have not been conducted on an arm's-length basis, they may adjust the taxable income of our specific subsidiaries through a transfer pricing adjustment and impose additional taxes (together with applicable interest) on those subsidiaries, as well as penalties for under-reporting of taxable income.

As revenues increase in our European and US operations and this involves inter-company transactions due to the production coming from MPS China, there is a risk that as those revenues increase, there will be higher scrutiny by local tax authorities on those inter-company transactions. Whilst we obtain specialist third party tax advise on ensuring those transactions comply with local tax laws and regulations, there is always the risk that a tax authority will raise issue with these transactions and seek to impose a tax treatment that could be unfavourable to us, or may even seek to impose fines or penalties on us

The uncertainty in global economic conditions, such as those associated with Russia's invasion of Ukraine and the war between Israel and Hamas, could negatively affect our operating results.

Our operating results are directly affected by the general global economic conditions of the industries in which our major customer groups operate. Our business segments are highly dependent on the economic and market conditions in each of the geographic areas in which we operate. The uncertainty in global economic conditions varies by geographic segment and can result in substantial volatility in global credit markets. Credit volatility could impact our working capital for manufacturing or result in cost changes or interruptions to suppliers whose components we rely upon if we are unable to access the needed credit for our operations. These conditions affect our business by reducing prices that our customers may be able or willing to pay for our products or by reducing the demand for our products, which could in turn negatively impact our sales and result in a material adverse effect on our business, cash flow, results of operations and financial condition.

Further, in connection with Russia's invasion of Ukraine and the war between Israel and Hamas in the Middle East, the U.S., the E.U. and certain other governments around the world have responded by imposing various economic sanctions which restrict or prohibit certain business opportunities in Russia, Ukraine, and in the Middle East. These sanctions are complex and are rapidly evolving. The uncertain nature, magnitude, and duration of hostilities stemming from Russia's invasion of Ukraine, and the war between Israel and Hamas in the Middle East including the potential effects of sanctions limitations, possibility of counter-sanctions, retaliatory cyber-attacks on the world economy and markets, further disruptions to global supply chains and potential shipping delays, have contributed to increased market volatility and uncertainty, which could have an adverse impact on macroeconomic factors that affect our business.

Our sales in Russia represented 0% and less than 1% of our total revenue in 2023 and 2022, respectively, and due to the ongoing military conflict in Ukraine we will not be active in the Russian market until there has been a peaceful resolution. This means we will forgo any sales opportunities in the Russian market which could result in a material adverse effect on our business, cash flow, results of operations and financial condition.

In addition, we rely on our payment processors to understand the destination of our payments to sellers. If our payment processors fail to follow newly imposed sanctions limitations, we may be at risk of being deemed to have violated such sanctions limitations. Further escalation of geopolitical tensions could have a broader impact that expands into other markets where we do business, which could adversely affect our business, business partners or customers in the broader region.

Our batteries and our website, systems, and data we maintain may be subject to intentional disruption, other security incidents, or alleged violations of laws, regulations, or other obligations relating to data handling that could result in liability and adversely impact our reputation and future sales.

We expect to face significant challenges with respect to information security and maintaining the security and integrity of our systems and other systems used in our business, as well as with respect to the data stored on or processed by these systems. Advances in technology, an increased level of sophistication, and an increased level of expertise of hackers, new discoveries in the field of cryptography or others can result in a compromise or breach of the systems used in our business or of security measures used in our business to protect confidential information, personal information, and other data.

The availability and effectiveness of our batteries, and our ability to conduct our business and operations, depend on the continued operation of IT and communications systems, some of which we have yet to develop or otherwise obtain the ability to use. Systems used in our business, including data centers and other IT systems, will be vulnerable to damage or interruption. Such systems could also be subject to break-ins, sabotage and intentional acts of vandalism, as well as disruptions and security incidents as a result of non-technical issues, including intentional or inadvertent acts or omissions

by employees, service providers, or others. We anticipate using outsourced service providers to help provide certain services, and any such outsourced service providers face similar security and system disruption risks as we do. Some of the systems used in our business will not be fully redundant, and our disaster recovery planning cannot account for all eventualities. Any data security incidents or other disruptions to any data centers or other systems used in our business could result in lengthy interruptions in our service.

We are legally obligated to take back used batteries from clients and the cost of doing so may differ materially from our estimates.

According to Directive 2013/56/EU, which amended Directive 2006/66/EC and which has been implemented in Germany with the German Battery Act (Batteriegesetz), we are obligated, in several countries, to take back and recycle or otherwise safely dispose of all batteries we directly sell as a producer free of charge for our clients. In 2021, we began selling batteries and battery systems as a direct producer in the European market. As our batteries have an expected lifespan of approximately 10 years, we expect the next tranche of end-of-life batteries to be returned to us in 2031 at the latest, a cycle which we expect to be ongoing. In order to address the financial and other risks associated with battery exchanges, we have decided to either exchange batteries ourselves or to sell them to partners such as Umicore following the end of their battery life with a customer or their end-user. We estimate that roughly half of the batteries we have sold will be refurbished and resold while the remaining batteries are expected to be recycled or reutilized for other purposes.

Changes in regulatory policies and customer practices could have a material adverse effect on our business and operations. New European regulations that we expect to be in place by 2025 will push local (European) battery cell production and "green" energy usage for battery production. Battery passports may be introduced. In addition, we are beginning to see OEM customer requirements for locally produced battery cells. This may lead to increased competitiveness in the European market, as we expect major cell manufacturers to add localized European cell production.

We may have difficulties transferring and communicating technology globally, especially if communications and visa processes between the U.S. and other countries worsen.

In different parts of the world, the technology platforms that are used to facilitate communication between staff are different, or in some cases banned. For example, the PRC government has banned a number of technology apps, and certain jurisdictions may attempt to restrict the operation and access of certain China-based companies, such as TikTok, WeChat and Alipay in the U.S. In response, government authorities in China, or elsewhere, may seek to restrict the access and operations of U.S. companies. As the options for communication become restricted, it may become difficult to efficiently coordinate complex manufacturing supply chains in a global setting, causing delays or missed income opportunities. Further, the software we use may be different in different countries, which makes it difficult to share certain engineering documents and resources between global subsidiaries. Delays due to inefficiencies in communication and file sharing may impact decision making, lead to errors, and affect our ability to maximize profit.

We have also transferred and expect to continue to transfer personnel between the United States and other geographies, specifically China, for short, medium and long-term or permanent durations. Global immigration requirements routinely change and are complex to navigate. We cannot assure you that we will be able to acquire adequate visas for the movement of our personnel between the locations we and/or our customers operate going forward. As our business is spread across many geographies, our current business relies on the ability of obtaining personnel visas so that our employees can freely move between our international offices and operations, and any restrictions or denials could limit our ability to train and pass along proprietary information efficiently.

Although challenges transferring and communicating technology globally, as well as obtaining personnel visas, have not currently, however, impacted our geographic diversification strategy, we cannot assure you that we will not experience these issues in the future.

Our $200 million grant from the DOE was cancelled and there is no certainty that the Company will qualify or have access to future awards or grants in the United States.

In October 2022, we were notified by the DOE that we had been selected, in collaboration with General Motors, to receive $200 million in grant funding as part of the DOE's Battery Materials Processing and Battery Manufacturing initiative pursuant to the recently enacted infrastructure law, subject to negotiation of specific terms and conditions. The grant funding was expected to support the construction of a new polyaramid separator manufacturing facility in Hopkinsville, Kentucky. On May 23, 2023, the DOE announced that it was declining to award the previously-announced

$200 million grant to us. Our ability to obtain grants or incentives from government entities in the future is subject to the availability of funds under applicable government programs and approval of our applications to participate in such programs. The application process for these grants and other incentives is highly competitive. We may not be successful in obtaining any additional grants, loans or other incentives. Further, the loss of this DOE award had an adverse impact on our reputation and standing, and it may not be possible for us to mitigate these negative perceptions concerning us and our business and/or we may have to spend considerable management time and resources defending our reputation and standing. Dealing with the fallout from the loss of the DOE award may also limit our access to funding for our business going forward as third party sources of finance are concerned about their own reputational risk of doing business with us.

Cyberattacks or risks related to cybersecurity could have a material effect on our business.

As an advanced battery technology company, we rely on innovative and creative technologies to both further our business and to operate on a regular basis. As such, we are potentially subject to risk from cybersecurity threats and cyberattacks that attempt to gain access to our systems to collect confidential data or disrupt our operations. Cyberattacks have become increasingly prevalent, and have continued to remain a threat among any company that engages in the collection and storage of sensitive data in the ordinary course of business, including, but not limited to, employee information, vendor information, proprietary information on our technology and any commercial transactions that the company might engage in. While we have policies and measures in place to both prevent and mitigate the risk of cyberattacks, this does not fully remove us from potential threats that could disrupt our operations. In addition, our business operations partially rely on outsourced parties for data centers, third-party services, and network operations that could be disrupted in the case of a cyberattack or a cybersecurity risk occurring through an outsourced party. The impacts of such a cybersecurity risk would be difficult to assess and to measure how severely it would impact our operations but could have a material impact on our business.

Risks Related to Doing Business in China

Adverse changes in the PRC's political, economic, and other policies could materially affect China's economic growth and negatively impact our business growth and competitiveness.

Our business operations have a material dependency on the Chinese market for both revenues generated in that market and as a source of finished products and components for our global operations. Accordingly, our business, financial condition, results of operations, and prospects are affected significantly by economic, political, and legal developments in China. The Chinese economy differs from the economies of most developed countries in many respects, including:

- the degree of government involvement;
- the level of development;
- the growth rate;
- the control of foreign exchange;
- the allocation of resources;
- an evolving and rapidly changing regulatory system; and
- a lack of sufficient transparency in the regulatory process.

The continued control and influence of the Chinese economy by the PRC government could materially and adversely affect our business. While the PRC government has implemented various measures to encourage economic growth and guide the allocation of resources, some of these measures may also have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments, foreign currency exchange restrictions, or changes in tax regulations that are applicable to us.

The PRC government exercises significant control over China's economic growth through the allocation of resources, controlling payments of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies.

Any adverse change in the economic conditions or government policies in China could have a material adverse effect on overall economic growth, which in turn could lead to a reduction in demand for our products and consequently have a material adverse effect on our businesses.

PRC government regulations significantly impact our Chinese operations, with changes potentially increasing costs or limiting activities. Specifically, as a result of our operations in China, we could become subject to regulations issued by

the CAC and the requirements of the PRC government's cyber and data security laws, which could impact our activities in China.

The PRC government has broad discretion and authority to regulate the technology industry in China. Additionally, the PRC government has implemented policies from time-to-time to regulate economic expansion in China. Personal privacy, cyber security, and data protection are becoming increasingly significant issues in China. To address these issues, the PRC government promulgated cyber security laws setting forth various requirements relating to the collection, use, storage, disclosure and security of data, among other things. In 2021, the PRC government also implemented a comprehensive data security law which aims to regulate a wide range of issues in relation to the collection, storage, processing, use, provision, transaction and publication of any kind of data, and a law on personal information which provides a comprehensive set of rules on personal information protection in China.

Regulations and measures enacted to implement such laws aim to ensure the security of supply chains for critical information infrastructure ("CII") and guarantee national security by prescribing a security review by the PRC government's Cybersecurity Review Office (the "CRO", subordinated to the CAC) for certain network products and services purchased by CII operators and data processing activities conducted by online platform operators. Among those regulations, any online platform operator which holds the personal information of more than one million individuals is required to apply to the CRO for a cybersecurity review if it seeks to list on a non-PRC exchange. While we do not believe that such a regulation would impact our operations since neither we nor our subsidiaries in China collect any personal information, it is possible that other requirements may increase our costs of compliance or even materially affect our ability to operate our business. It is also possible that the CAC elects to impose rules or regulations with respect to the collection of personal information that apply more broadly and that would apply to us or our operations.

Further, in 2022, the CAC published regulations related to cross-border data transfers, which specify that data handlers will be subject to security assessment if they match the following thresholds or conditions: (1) data handlers providing important data abroad; (2) CII operators and data handlers handling the personal information of over one million people providing personal information abroad; (3) data handlers providing abroad the personal information of more than 100,000 people or the sensitive personal information of more than 10,000 people since January 1 of the previous year; or (4) other situations provided for by the CAC that require a security assessment.

While we believe we are compliant in all material respects with the regulations and policies that have been issued to date by the CAC, we cannot guarantee we will be able to comply with all of these regulatory requirements. Any failure to comply with the cyber security, data security and personal information protection laws and the related regulations, measures and policies could result in further cost and liability to us and could adversely affect our business and results of operations. Additionally, increased costs to comply with, and other burdens imposed by such laws, regulations, measures and policies that are applicable to the businesses of our suppliers, vendors and other service providers, as well as our customers, could adversely affect our business and results of operations.

Any future revocation of approvals, future failure to obtain approvals applicable to our business or any adverse changes in foreign investment policies of the PRC government, including restrictions on the foreign ownership of companies, may have a material adverse impact on our business, financial condition and results of operations.

Our subsidiaries in China operate as wholly foreign owned enterprises ("WFOE") and, as a result, we are required to obtain governmental approvals, licenses, permits, and registrations from regulatory authorities such as CAC and the Ministry of Commerce of the PRC. We believe our Chinese subsidiaries possess the requisite governmental approvals, licenses, permits, and registration for our operations in China. However, the PRC regulatory authorities' interpretation of the laws, rules, and regulations may change, which could materially and adversely affect the validity of the approvals, qualifications, licenses, permits, and registrations we have obtained or completed. Any failure to comply may result in fines, restrictions, and limits on our operations, as well as suspension or revocation of certain certificates, approvals, permits, licenses, or filings we have already obtained or made.

In addition, the PRC government may amend existing laws or regulations or enact new laws and regulations that require additional licenses, permits, approvals, registrations and/or restrictions for the operation of any of our operations in China. PRC regulations relating to foreign ownership in the power battery manufacturing industry, including the manufacturing of our current main products, have been revised periodically over the past decade. Under the current regulatory regime, there are no foreign ownership restrictions over the manufacture of power batteries.

However, we cannot assure you that we will have all the permits, licenses, registrations, approvals and/or business license items covering the sufficient scope of business required for our business in China in the future, or that we will be able to obtain, maintain or renew any permits, licenses, registrations, approvals and/or business license items covering the sufficient scope of our business in China in a timely manner or at all. Further, if there are changes to PRC regulations in the future that restrict foreign ownership of companies engaged in the manufacture of power batteries, such changes could materially and adversely affect our business, financial condition and results of operations.

The PRC government may exert substantial influence over the manner in which we conduct our business operations in China.

The PRC government has exercised, and continues to exercise, substantial control over virtually every sector of the Chinese economy through regulation and state ownership. Our ability to conduct and expand our manufacturing operations in China may be harmed by changes in its laws and regulations, including those relating to taxation, import and export tariffs, environmental regulations, land use rights, property ownership and other matters. We believe that our operations in China are in material compliance with all applicable legal and regulatory requirements. However, the central or local governments of the jurisdictions in which we operate may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations. Accordingly, government actions in the future, including any decision not to continue to support economic reforms and to return to a more centrally planned economy or regional or local variations in the implementation of economic policies, could have a significant effect on economic conditions in China or particular regions thereof and could require us to divest ourselves of any interest we then hold in PRC properties or entities, including our PRC operating subsidiary, Microvast Power Systems, Ltd.

The PRC's legal and judicial system may not adequately protect our business and operations and the rights of our investors.

We conduct a significant amount of our operations in China through Microvast Power Systems, Ltd, which is a wholly owned foreign enterprise of Microvast Inc. The legal and judicial systems in China are still rudimentary, and enforcement of existing laws is uncertain. It may be impossible to obtain swift and equitable enforcement of laws that do exist, or to obtain enforcement of the judgment of one court by a court of another jurisdiction. China's legal system is based on the civil law regime, that is, it is based on written statutes. A decision by one judge does not set a legal precedent that is required to be followed by judges in other cases. In addition, the interpretation of Chinese laws may be varied to reflect domestic political changes. As a result, our investors may have more difficulty in protecting their interests through actions against our management, directors or major stockholders than would investors of a corporation doing business entirely or predominantly within the U.S.

Legal restrictions on our Chinese subsidiaries' ability to make dividends and other distributions could materially and adversely affect our ability to grow, make investments or acquisitions that could benefit our business, pay dividends to you, and otherwise fund and conduct our business.

We are a holding company, and we conduct all of our operations through our subsidiaries, including our subsidiaries in China. Most of our cash is held by our holding company in the U.S. We have been and intend to continue to use our cash on hand to fund our growth. However, because all of our operations are conducted through subsidiaries, all revenue generated from our operations and all capital expenditures we make in our business are generated by or made through subsidiaries, including our subsidiaries based in China. Currently, cash generated by our Chinese subsidiaries is reinvested in our Chinese operations. We currently do not rely on dividends and distributions on equity paid by our subsidiaries, including our subsidiaries based in China. However, our subsidiaries, including our subsidiaries based in China, are subject to statutory and regulatory limitations on the payment of dividends to the Company, which could in the future result in limitations on the availability of cash to fund dividends or distributions and could materially and adversely limit our ability to grow, make investments or acquisitions. Further, if our subsidiaries are unable to make dividend payments to us and sufficient cash or liquidity is not otherwise available, we may not be able to make principal and interest payments on our outstanding debt or repurchase shares of our common stock.

Current regulations in China permit payment of dividends only out of accumulated profits as determined in accordance with PRC accounting standards and regulations. According to the PRC corporate law, our Chinese subsidiaries are required to set aside at least 10% of our after-tax profit based on the PRC accounting standards and regulations each year to our statutory surplus reserve, until the balance in the reserve reaches 50% of the registered capital of each of our

Chinese subsidiaries. Funds in the reserve are not distributable to us in forms of cash dividends, loans or advances. In addition, if our PRC subsidiaries incur debt on our own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us, which in turn will adversely affect our available cash. Any limitations on the ability of our Chinese subsidiaries to transfer funds to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business and otherwise fund and conduct our business.

In addition, under PRC law, dividends payable by a foreign investment enterprise to any of our foreign non-resident enterprise investors will be subject to a 10% withholding tax, unless such foreign non-resident enterprise investor's jurisdiction of incorporation has signed a tax treaty or arrangement for the avoidance of double taxation and the prevention of fiscal evasion with respect to taxes on income in China that provides for a reduced rate of withholding tax on dividends.

Our securities could face trading bans in the U.S. if the PCAOB can't fully inspect or investigate our China-based auditors under the HFCAA. The delisting of the securities, or the threat of their being delisted, may materially and adversely affect the value of your investment.

Pursuant to the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our securities from being traded on a national securities exchange or in the over-the-counter trading market in the United States.

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong and our auditor was subject to that determination. On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms.

Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 10-K for the relevant fiscal year. In accordance with the HFCAA, our securities would be prohibited from being traded on a national securities exchange or in the over-the-counter trading market in the United States if we are identified as a Commission-Identified Issuer for two consecutive years in the future. If our securities are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. A prohibition of being able to trade in the United States would substantially impair your ability to sell or purchase our securities when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our securities. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

Changes in the policies of the PRC government, including more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, could have a significant impact on the business we may be able to conduct in China, the profitability of our business and the value of our common stock.

Recent regulatory developments in China, in particular with respect to restrictions on China-based companies raising capital offshore, may lead to additional regulatory review in China over our financing and capital raising activities in the U.S., even though our subsidiaries in China are controlled and managed by U.S. citizens and function as U.S. companies that access the China market through their WFOE status. If it is determined in the future that approval from the China Securities Regulatory Commission (the "CSRC") or other regulatory authorities or other procedures, including the cybersecurity review under the enacted version of the Measures for Cybersecurity Review, are required in relation to our business activities in China, it is uncertain whether we can or how long it will take us to obtain such approval or complete such procedures and any such approval could be rescinded. Any failure to obtain or delay in obtaining such approval or completing such procedures, or a rescission of any such approval, if obtained by us, would subject our China operations to sanctions by the CSRC or other PRC regulatory authorities for failure to seek CSRC approval or other government authorization. These regulatory authorities may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the funding of our China

operations or take other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our shares.

On February 17, 2023, the CSRC released the *Trial Measures for the Administration of Overseas Issuance and Listing of Securities by Domestic Enterprises* ("Circular 43") and a series of associated regulatory guidelines which will come into effect from March 31, 2023. Under Circular 43, both direct listing and indirect listing activities of China based enterprises will become subject to a unified filing requirement with the CSRC. We do not believe this Circular is applicable to Microvast and we believe the jurisdiction for how we conduct our offerings in the U.S. solely rests with the SEC. However, there is always the risk that the CSRC could rely on Circular 43 to cause disruption to our China business which in turn could have a material adverse impact on our business, results of operation and our stock price.

We have become subject to the recent scrutiny, criticism and negative publicity involving U.S.-listed companies with significant operations in China, and we have and we may continue to expend significant resources to investigate and resolve the matter which could harm our business operations, stock price and reputation, especially if such matter cannot be addressed and resolved favorably.

At various times during recent years, the U.S. and the PRC have had significant disagreements over political and economic issues, which may affect our economic outlook both in the U.S. and in China. Recently, there have been cases where U.S. public companies that have operations in China have been the subject of intense scrutiny, criticism and negative publicity by investors, financial commentators and regulatory agencies, such as the SEC. Much of the scrutiny, criticism and negative publicity has centered on financial and accounting irregularities and mistakes, a lack of effective internal controls over financial accounting, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result of the scrutiny, criticism and negative publicity, the publicly traded stock of many U.S.-listed companies with significant operations in China has sharply decreased in value and, in some cases, has become virtually worthless. Many of these companies are now subject to shareholder lawsuits and SEC enforcement actions and are conducting internal and external investigations into the allegations. This sector-wide scrutiny, criticism and negative publicity could have a negative influence on us, our business and our stock price. If we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we will have to expend significant resources to investigate such allegations and/or defend ourselves. This situation will be costly and time consuming and distract our management from growing our business. If such allegations are not proven to be groundless, we and our business operations will be adversely affected.

In addition, the U.S. government has recently been highly critical of U.S.-listed companies with significant operations in China, in some cases working to bar them from U.S. markets or stock exchanges. Any political or trade controversies between the U.S. and the PRC and any future allegations or regulations might negatively impact us, whether or not directly related to our business, could affect investors' willingness to hold or buy our stock and reduce the price of our common stock.

Risks Related to our Intellectual Property

Our reliance on unpatented proprietary technologies is significant.

Success relies on our capacity to acquire, uphold, and safeguard our intellectual property rights. To do so, we rely generally on copyright, trademark and trade secret laws, confidentiality and invention assignment agreements with employees and third parties, and other agreements with consultants, vendors and clients. Specifically, we rely substantially on unpatented proprietary technology. A significant number of our material proprietary technologies are know-how or trade secrets. For example, our proprietary polyvinylidene fluoride separator that allows for faster charge rates is unpatented. To protect our trade secrets, know-how and other proprietary information, we require employees, consultants, advisors and collaborators to enter into confidentiality agreements. Nonetheless, we cannot guarantee that these agreements will effectively protect our trade secrets, know-how, and proprietary information against unauthorized use, misappropriation, or disclosure. There's no guarantee that employees, consultants, vendors, and clients have signed such agreements, have not or will not breach them, that we'll have sufficient remedies for breaches, or that competitors won't discover or independently develop our trade secrets. Despite the protections we place on our intellectual property, a third party could, without authorization, copy or otherwise obtain and use our products or technology, or develop similar technology. The theft or unauthorized use or publication of our trade secrets and other confidential business information could reduce the differentiation of our products and harm our business, the value of our investment in development or business acquisitions could be reduced and third parties might make claims against us related to losses of their confidential or proprietary information. Any of the foregoing could materially and adversely affect our business.

Additionally, others may independently create similar or identical technology or gain access to our unpatented technology, preventing us from asserting trade secret rights against them. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our trade secret rights and related confidentiality and nondisclosure provisions. If we fail to obtain or maintain trade secret protection, or if our competitors obtain our trade secrets or independently develop technology similar to our or competing technologies, our competitive business position could be materially and adversely affected. In addition, some courts inside and outside the U.S. may be less willing or unwilling to protect trade secrets and agreement terms that address non-competition are difficult to enforce in many jurisdictions and might not be enforceable in certain cases.

Our success partly hinges on protecting our trade secrets, confidential information, technology, trademarks, and other intellectual property rights.

We depend on our trademarks, service marks, trade names, and brand names to differentiate our products from competitors' and have registered or applied to register many of these marks. Our trademarks or trade names may be challenged, infringed, circumvented or declared generic or determined to be infringing on other marks, and we cannot assure you that our trademark applications will be approved. During trademark registration proceedings, we may receive rejections. Although we are given an opportunity to respond to those rejections, we may be unable to overcome such rejections. In addition, in the U.S. Patent and Trademark Office and in comparable agencies in many foreign jurisdictions, third parties are given an opportunity to oppose pending trademark applications and to seek to cancel registered trademarks. Opposition or cancellation proceedings may be filed against our trademarks, and our trademarks may not survive such proceedings. In the event that our trademarks are successfully challenged, we could be forced to rebrand our products, which could result in loss of brand recognition and could require us to devote resources towards advertising and marketing new brands. Further, we cannot assure you that competitors will not infringe our trademarks or that we will have adequate resources to enforce our trademarks and trade names, which we need to build name recognition among potential partners or customers in our markets of interest. At times, competitors may adopt trade names or trademarks similar to ours, thereby impeding our ability to build a brand identity and possibly leading to market confusion. In addition, there could be potential trade name or trademark infringement claims brought by owners of other registered trademarks or trademarks that incorporate variations of our registered or unregistered trademarks or trade names. Over the long term, if we are unable to establish name recognition based on our trademarks and trade names, then we may not be able to compete effectively and our business may be adversely affected.

Additionally, our strategy partly involves obtaining and maintaining patents for our proprietary products and processes. The process of applying for and obtaining a patent is expensive and time consuming, and we may not be able to file and prosecute all necessary or desirable patent applications at a reasonable cost, in a timely manner, or in all jurisdictions where protection may be commercially advantageous, or we financially may not be able to protect our proprietary rights at all. Despite our efforts, unauthorized parties may still access and use our proprietary information. In addition, the issuance of a patent does not ensure that it is valid or enforceable, so even if we obtain patents, they may not be valid or enforceable against third parties. In addition, the issuance of a patent does not give us the right to practice the patented invention. Third parties may have blocking patents that could prevent us from marketing our products and practicing our own technology. Alternatively, third parties may seek approval to market their products similar to or otherwise competitive with our products. In these circumstances, we may need to defend and/or assert our patents, including by filing lawsuits alleging patent infringement.

In any of these types of proceedings, a court or agency with jurisdiction may find our patents invalid and/or unenforceable. Even if we have valid and enforceable patents, these patents still may not provide protection against competing products or processes sufficient to achieve our business objectives. Some of our patents and patent applications may be co-owned with third parties. If we are unable to obtain an exclusive license to any such third-party co-owners' interest in such patents or patent applications, such co-owners may be able to license their rights to other third parties, including our competitors, and our competitors could market competing products and technology. In addition, we may need the cooperation of any such co-owners of our patents in order to enforce such patents against third parties, and such cooperation may not be provided to us. Any of the foregoing could have a material adverse effect on our competitive position, business, financial conditions, results of operations, and prospects.

Issued patents may be challenged, narrowed, invalidated or circumvented. Some countries' legal systems do not strongly enforce patents, limiting our ability to protect our inventions as effectively as in the U.S. and Europe.. For example, the validity, enforceability and scope of protection available under the relevant intellectual property laws in China is uncertain and still evolving. Implementation and enforcement of PRC intellectual property-related laws has historically been deficient and ineffective. Accordingly, the protection of intellectual property rights in China may not be as effective as in the U.S. or other developed countries. There can be no assurance that our intellectual property rights will not be challenged by third parties or found by a governmental authority to be invalid or unenforceable. Furthermore, policing

unauthorized use of proprietary technology is difficult and expensive, and we may need to resort to litigation to enforce or defend patents issued to us or our other intellectual property rights or to determine the enforceability, scope and validity of our proprietary rights or those of others. Such litigation and an adverse determination in any such litigation, if any, could result in substantial costs, loss of our proprietary rights, and diversion of resources and management's attention.

Because patent applications in the U.S., Europe and many other non-U.S. jurisdictions are typically not published until 18 months after filing, or in some cases not at all, and because publications of discoveries in scientific literature lag behind actual discoveries, we cannot be certain that we were the first to make the inventions claimed in our issued patents or pending patent applications, or that we were the first to file for protection of the inventions set forth in our patents or patent applications. As a result, we may not be able to obtain or maintain protection for certain inventions. Therefore, the enforceability and scope of our patents in the U.S., Europe, China and in other non-U.S. countries cannot be predicted with certainty and, as a result, any patents that we own may not provide sufficient protection against competitors. We may not be able to obtain or maintain patent protection from our pending patent applications, from those we may file in the future, or from those we may license from third parties. Moreover, even if we are able to obtain patent protection, such patent protection may be of insufficient scope to achieve our business objectives.

In some instances, we may have legal grounds to enforce our rights related to our patented technology, but may elect not to do so as a result of the cost of litigation or the limited value in enforcing our patent rights.

Infringement claims against us could lead to substantial costs.

In recent years, there has been significant litigation in the U.S., Europe and China involving patents and other intellectual property rights. Companies in the battery industry are increasingly bringing and becoming subject to suits alleging infringement of proprietary rights, particularly patent rights, and our competitors and other third parties may hold patents or have pending patent applications which could be related to our business. For example, we are aware of third-party patents and patent applications (if issued) that may be construed to cover one or more of our products or technologies. If these patents or patent applications (if issued) are asserted against us and we are found to infringe any of these patents, and we are unsuccessful in demonstrating that such patents are invalid or unenforceable, then we could be required to pay substantial monetary damages or cease further development or commercialization of one or more of our products or technologies. Although we generally conduct a freedom to operate search and review with respect to our products and technologies, we cannot guarantee that our search and review is complete and thorough, nor can we be sure that we have identified each and every patent and pending application in the U.S. and abroad that is relevant or necessary to the commercialization of our products or use of our technology. Because patent applications can take many years to issue, there may be currently pending patent applications that may later result in issued patents that our products or technologies may infringe. In addition, third parties may obtain patents in the future and claim that use of our technologies infringes upon these patents. These risks have been amplified by the increase in third parties, which we refer to as non-practicing entities, whose primary business is to assert infringement claims or make royalty demands. It is difficult to proceed with certainty in a rapidly evolving technological environment in which there may be patent applications pending related to our technologies, many of which are confidential when filed. We rely substantially on unpatented proprietary technology, which may make it more difficult to protect and enforce our intellectual property rights. We cannot assure you that we will have meaningful protection for our trade secrets, know-how or other intellectual property and proprietary information in the event of any unauthorized use, misappropriation, or disclosure, which could have a material adverse impact on our business.

Third parties might infringe, misappropriate, or violate our intellectual property or proprietary rights, or we might have to defend against claims of such infringements or violations by others. To counter infringement or unauthorized use claims or to defend against such claims can be expensive and time consuming. Being involved in intellectual property litigation, even if resolved in our favor, can incur significant costs and distract our staff from their duties. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our stock. Such litigation or proceedings could substantially increase our operating losses and reduce the resources available for development activities or any future sales, manufacturing, marketing or distribution activities. We may not have sufficient financial or other resources to adequately conduct such litigation or proceedings. Moreover, many of our current and potential competitors may dedicate substantially greater resources than we can to the protection and enforcement of intellectual property rights, especially patents. Incurring significant expenses and distracting our personnel for an intellectual property-related proceeding could have a material adverse effect on our business, financial condition, results of operations and prospects.

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Risks Related to Ownership of Common Stock

We may issue additional shares of common stock or other equity or convertible securities, which may depress the market price of common stock and could make it difficult for another company to acquire us.

From time to time in the future, we issue additional shares of common stock or other equity or convertible securities for any reason or in connection with, among other things, future acquisitions, the redemption of outstanding warrants, or repayment of outstanding indebtedness, without stockholder approval, in a number of circumstances.

Our issuance of additional shares of common stock or other equity or convertible securities of equal or senior rank would have the following effects:

- our existing stockholders' proportionate ownership interest in us will decrease;
- the amount of cash available per share, including for payment of dividends in the future, may decrease;
- the relative voting strength of each previously outstanding share of common stock may be diminished;
- the market price of common stock may decline; and
- it could make it difficult for another company to acquire us.

In the future, we may obtain financing or to further increase our capital resources by issuing additional shares of our capital stock or offering debt or other equity securities, including senior or subordinated notes, debt securities convertible into equity, or shares of preferred stock. Debt securities convertible into equity could be subject to adjustments in the conversion ratio pursuant to which certain events may increase the number of equity securities issuable upon conversion. Preferred stock, if issued, could have a preference with respect to liquidating distributions or a preference with respect to dividend payments that could limit our ability to pay dividends to the holders of common stock. Our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, which may adversely affect the amount, timing or nature of our future offerings. As a result, holders of common stock bear the risk that our future offerings may reduce the market price of common stock and dilute their percentage ownership.

Resales of our common stock may cause the market price of our securities to drop significantly, even if our business is doing well.

In connection with the Business Combination, stockholders of Microvast, Inc. prior to the Business Combination received their pro rata portion of an aggregate of 209,999,991 shares of common stock and we may be required to issue to them up to an additional 19,999,988 shares of common stock if certain earnout conditions based on the performance of our stock price are achieved. Also in connection with the Business Combination, Tuscan Holdings Acquisition LLC (a Delaware limited liability company), Stefan M. Selig, Richard O. Rieger and Amy Butte (together with Tuscan Holdings Acquisition LLC, the "Tuscan Group") and stockholders of Microvast, Inc. prior to the Business Combination entered into the Registration Rights and Lock-Up Agreement providing for certain lock-up periods with respect to the shareholders party thereto, which lock-up periods have expired other than for shares held by Mr. Wu and the Tuscan Group. The Registration Rights and Lock-Up Agreement also provides that the stockholders party thereto are entitled to certain demand and piggyback registration rights with respect to the resale of the shares owned by them. Pursuant to those rights, as well as our obligations to other investors who acquired shares in connection with the Business Combination, we filed a registration statement that enables the Tuscan Group and other investors (including stockholders of Microvast, Inc. prior to the Business Combination) to sell large amounts of common stock in the open market or in privately negotiated transactions, which could have the effect of increasing the volatility in our stock price or putting significant downward pressure on the price of our stock.

Additionally, outstanding warrants to purchase an aggregate of 28,437,000 shares of our common stock are exercisable in accordance with the terms of the Warrant Agreement governing those securities. The exercise price of these warrants is $11.50 per share. To the extent such warrants are exercised, additional shares of our common stock will be issued, which will result in dilution to the holders of our common stock and increase the number of shares eligible for resale in the public market. Sales of substantial numbers of such shares in the public market or the fact that such warrants may be exercised could adversely affect the market price of our common stock. However, there is no guarantee that the warrants will ever be in the money prior to their expiration, and as such, the warrants may expire worthless.

Further, on October 1, 2021, we filed a registration statement with the SEC on Form S-8 providing for the registration of shares of common stock issued or reserved for issuance under the Microvast Holdings, Inc. 2021 Equity Incentive Plan (the "2021 Plan"). Subject to the satisfaction of vesting conditions and the expiration of lockup agreements, shares registered under the registration statement on Form S-8 are available for resale immediately in the public market without restriction and such resales could adversely affect the trading price and volatility of our common stock.

Even though the warrants have become exercisable, there is no guarantee that the warrants will be in the money prior to their expiration, and they may expire worthless.

The exercise price for our warrants is $11.50 per share of common stock, and the trading price of our common stock was $0.767 as of March 25, 2024. There is no guarantee that the warrants will be exercised following the time they become exercisable and prior to their expiration, and as such, the warrants may expire worthless. Further, since the registration of the warrants was not completed within 90 days following the Business Combination, pursuant to the Registration Rights and Lock-Up Agreement, warrant holders may exercise the warrants on a net-share basis.

The Tuscan Group is likely to make a substantial profit even if the trading price of our common stock materially declines due to the nominal purchase price the Tuscan Group paid for the Founder Shares (as defined below).

The Tuscan Group paid only a nominal aggregate purchase price of $25,000 for the Founder Shares, or approximately $0.004 per share, while the initial public offering ("IPO") price of our common stock was $10.00 per share and the trading price of our common stock $0.767 as of March 25, 2024. As a result, even if the trading price of our common stock significantly declines, the Tuscan Group will stand to make a significant profit on its investment in us. In addition, the Tuscan Group could potentially recoup its entire investment in us even if the trading price of our common stock is less than $1.00 per share. As a result, the Tuscan Group is likely to make a substantial profit on its investment in us even if the trading price of our common stock declines, while our public shareholders could lose significant value in their common stock and experience a negative rate of return on the shares they purchased in the IPO or in the public market.

Similarly, the Tuscan Group purchased 837,000 private warrants in our IPO for $1.00 per warrant. Based on the $0.767 trading price of our warrants as of March 25, 2024, the Tuscan Group could incur a potential loss of $0.233 per warrant if the Tuscan Group sold all of its warrants at the current trading price.

We are an "emerging growth company" and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.

We are an "emerging growth company" as defined in the JOBS Act. As an emerging growth company, we are only required to provide two years of audited financial statements and management discussion and analysis of financial condition and results of operations disclosure. In addition, we are not required to obtain auditor attestation of our reporting on internal control over financial reporting, have reduced disclosure obligations regarding executive compensation and are not required to hold non-binding advisory votes on executive compensation. In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This allows an emerging growth company to delay the adoption of these accounting standards until they would otherwise apply to private companies. We have elected to take advantage of such extended transition period. We cannot predict whether investors will find our common stock to be less attractive as a result of our reliance on these exemptions. If some investors find our common stock to be less attractive as a result, there may be a less active trading market for our common stock and the price of our common stock may be more volatile.

We will remain an emerging growth company until the earliest of: (1) the end of the fiscal year in which we have total annual gross revenue of $1.235 billion; (2) the last day of our fiscal year following the fifth anniversary of the date on which we consummated our IPO (or December 31, 2024); (3) the date on which we issue more than $1.0 billion in non-convertible debt during the preceding three-year period; or (4) the end of the fiscal year in which the market value of the common stock held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter.

Further, there is no guarantee that the exemptions available to us under the JOBS Act will result in significant savings. To the extent that we choose not to use exemptions from various reporting requirements under the JOBS Act, we will incur additional compliance costs, which may impact our financial condition.

Our Charter provides, subject to limited exceptions, that the Court of Chancery of the State of Delaware will be the sole and exclusive forum for certain stockholder litigation matters, which could limit stockholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers, employees or stockholders.

Our Charter provides that unless we consent in writing to the selection of an alternative forum, (i) any derivative action or proceeding brought on behalf of us, (ii) any action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, employee or stockholder to us or our stockholders, (iii) any action asserting a claim (A) arising pursuant to any provision of the Delaware General Corporation Law ("DGCL"), the Charter or the Bylaws or (B) as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware or (iv) any action asserting a claim governed by the internal affairs doctrine of the law of the State of Delaware will, to the fullest extent permitted by applicable law, be solely and exclusively brought in the Court of Chancery of the State of Delaware or, if such court does not have jurisdiction, any state or federal court located in the State of Delaware with jurisdiction. The forum provision further provides that the federal district courts of the United States of America will, to the fullest extent permitted by applicable law, be the sole and exclusive forum for the resolution of any action asserting claims arising under the Securities Act of 1933 (the "Securities Act"). This forum selection provision does not apply to any action asserting claims arising under the Exchange Act or the Securities Act. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of and consented to the forum provisions in the Charter.

This choice of forum provision may limit a stockholder's ability to bring a claim in a judicial forum that we do not find favorable for disputes with us or any of our directors, officers, other employees or stockholders, which may discourage lawsuits with respect to such claims. Alternatively, if a court were to find the choice of forum provision contained in the Charter to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, operating results and financial condition.

Our Charter and Bylaws contain certain provisions that limit the ability of stockholders to take certain actions and could delay, discourage or prevent takeover attempts that stockholders may consider favorable.

Our Charter and Bylaws contain provisions that could have the effect of rendering more difficult, discouraging, delaying or preventing a takeover attempt that may be beneficial to our stockholders but that is deemed undesirable by Mr. Wu and therefore depresses the trading price of our common stock. These provisions could also make it difficult for our stockholders to take certain actions, including electing directors who are not nominated by Mr. Wu or the Tuscan Group or amending the Charter. Our Charter and Bylaws provide for, among other things:

- the ability of the board of directors (the "Board") to issue shares of preferred stock and to determine the price and other terms of those shares, including preferences and voting rights, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquirer;
- the limitation of the liability of, and the indemnification of, our directors and officers;
- any increase or decrease in the number of directors will require the affirmative vote of the directors nominated by Mr. Wu as provided in the Stockholders Agreement (as defined below);
- the requirement that any Board vacancies occurring by reason of the death, resignation or removal of any director nominated by Mr. Wu or the Tuscan Group must be filled by the stockholder who was entitled to nominate such director to the Board;
- the requirement that committees of the Board will consist of the number of directors nominated by Mr. Wu that is proportionate to the number of directors on the Board nominated by Mr. Wu;
- the prohibition of stockholder action by written consent for any action that is required or permitted to be taken at an annual or special stockholders meeting;
- the ability to call for a special meeting of stockholders will only be available to (i) the Board, (ii) the chairman of the Board and (iii) Mr. Wu, so long as Mr. Wu beneficially owns at least 10% of the total voting power of all the then outstanding shares of stock of the Company entitled to vote generally in the election of directors, which could delay the ability of stockholders to force consideration of a proposal or to take action, including the removal of directors;
- the limitation that directors on the Board may only be removed for a cause and only upon the affirmative vote of the holders of at least a majority of the total voting power of all the then outstanding shares of stock of the Company entitled to vote generally in the election of directors, voting together as a single class;
- the election that the Company will not be governed by Section 203 of the DGCL, which will prohibit the Company from taking certain actions involving an "interested stockholder" for a certain period of time;

- the requirement that any amendment to the Charter will be approved by (i) the holders of 75% of the total voting power of all the then outstanding shares of stock of the Company entitled to vote generally in the election of directors, so long as Mr. Wu beneficially owns at least 10% of the total voting power of all the then outstanding shares of stock of the Company entitled to vote generally in the election of directors, or (ii) the holders of a majority of the total voting power of all the then outstanding shares of stock of the Company entitled to vote generally in the election of directors, if Mr. Wu ceases to beneficially own at least 10% of the total voting power of all the then outstanding shares of stock of the Company entitled to vote generally in the election of directors; and
- the ability of the Board to amend the Bylaws, which may allow the Board to take additional actions to prevent an unsolicited takeover and inhibit the ability of an acquirer to amend the Bylaws to facilitate an unsolicited takeover attempt.

These provisions, alone or together, could delay or prevent hostile takeovers and changes in control or changes in the Board or management.

Any provision of the Charter or Bylaws that has the effect of delaying or preventing a change in control could limit the opportunity for stockholders to receive a premium for their shares of the Company' capital stock and could also affect the price that some investors are willing to pay for the Company' common stock.

The common stock price may be volatile or may decline regardless of our operating performance.

The trading price of common stock is likely to be volatile. The stock market has recently experienced extreme volatility. This volatility often has been unrelated or disproportionate to the operating performance of particular companies. The trading volatility of our common stock may be due to a number of factors such as those listed in "—*Risks Related to our Business and Industry*" and *"—Risks Related to doing Business in China"* and the following:

- our operating and financial performance and prospects;
- our quarterly or annual earnings or those of other companies in our industry compared to market expectations;
- conditions that impact demand for our products;
- future announcements concerning our business, our product users' businesses or our competitors' businesses;
- the public's reaction to our press releases, other public announcements and filings with the SEC;
- the market's reaction to our reduced disclosure and other requirements as a result of being an "emerging growth company" under the JOBS Act;
- the size of our public float;
- coverage by or changes in financial estimates by securities analysts or failure to meet their expectations;
- the issuance of short reports;
- market and industry perception of our success, or lack thereof, in pursuing our growth strategy;
- strategic actions by us or our competitors, such as acquisitions or restructurings;
- changes in laws or regulations which adversely affect our industry or us;
- changes in accounting standards, policies, guidance, interpretations or principles;
- changes in senior management or key personnel;
- issuances, exchanges or sales, or expected issuances, exchanges or sales of our capital stock;
- changes in our dividend policy;
- adverse resolution of new or pending litigation against us;
- the impact of possible pandemics on our financial condition and the results of operations;
- the conflict between Russia and Ukraine and the conflict in the Middle East between Israel and Hamas and any restrictive actions that have been or may be taken by the U.S. and/or other countries in response thereto, such as sanctions or export controls; and
- changes in general market, economic and political conditions in the U.S. and global economies or financial markets, including those resulting from natural disasters, terrorist attacks, acts of war and responses to such events.

These broad market and industry factors may materially reduce the market price of common stock, regardless of our operating performance. In addition, price volatility may be greater if the public float and trading volume of common stock is low.

In the past, following periods of market volatility, stockholders have instituted securities class action litigation. If we were involved in securities litigation, we could have a substantial cost and divert resources and the attention of executive management from our business regardless of the outcome of such litigation.

We do not intend to pay dividends on common stock for the foreseeable future.

We currently intend to retain all available funds and any future earnings to fund the development and growth of our business. As a result, we do not anticipate declaring or paying any cash dividends on the common stock in the foreseeable future. Any decision to declare and pay dividends in the future will be made at the discretion of the Board and will depend on, among other things, the business prospects, results of operations, financial condition, cash requirements and availability, legal requirements, certain restrictions related to indebtedness, industry trends and other factors that the Board may deem relevant. Any such decision will also be subject to compliance with contractual restrictions and covenants in the agreements governing current and future indebtedness. In addition, we may incur additional indebtedness, the terms of which may further restrict or prevent us from paying dividends on the common stock. Our inability or decision not to pay dividends, particularly when others in our industry have elected to do so, could also adversely affect the market price of the common stock.

If securities analysts do not publish research or reports about us, or if they issue unfavorable commentary about us or industry or downgrade the common stock, the price of the common stock could decline.

The trading market for the common stock depends in part on the research and reports that third-party securities analysts publish about us and the industries in which we operate. We may be unable or slow to attract research coverage and if one or more analysts cease coverage on us, the price and trading volume of our securities would likely be negatively impacted. If any of the analysts that may cover us change their recommendation regarding our securities adversely, or provide more favorable relative recommendations about our competitors, the price of our securities would likely decline. If any analyst that may cover us ceases covering us or fails to regularly publish reports on us, it could cause us to lose visibility in the financial markets, which could cause the price or trading volume of the securities to decline. Moreover, if one or more of the analysts who cover us downgrades the common stock, or if our reporting results do not meet their expectations, the market price of the common stock could decline.

General Risk Factors

We may be exposed to liabilities under the Foreign Corrupt Practices Act (the "FCPA"), U.K. Bribery Act, Chinese and other anti-corruption laws, and any determination that we violated these laws could have a material adverse effect on our business.

We are subject to the FCPA, U.K. Bribery Act and other applicable anti-corruption laws that prohibit improper payments or offers of payments to foreign governments and their officials and political parties by U.S. persons and issuers as defined by the statutes, for the purpose of obtaining or retaining business. We have operations, agreements with third parties, and we currently have a sizeable portion of our sales in China. Since most of the end users and OEM bus manufacturers are state-owned companies in China, substantially most of our interactions with our end users and customers are with "government officials," as such term is defined in the FCPA. The PRC also strictly prohibits bribery of government officials. Our activities in China create the risk of unauthorized payments or offers of payments by the employees, consultants, sales agents, or distributors of our subsidiaries, even though they may not always be subject to our control. We have implemented safeguards that seek to discourage and prevent these practices by our employees. However, our existing safeguards and any future improvements may prove to be less than effective, and the employees, consultants, sales agents, or distributors of our subsidiaries may engage in conduct for which we might be held responsible. Violations of the FCPA, U.K. Bribery Act, or Chinese or other anti-corruption laws may result in severe criminal or civil sanctions, and we may be subject to other liabilities in addition to adverse publicity, which could negatively affect our business, operating results and financial condition. In addition, the U.S. government may seek to hold our subsidiaries liable for FCPA violations committed by companies in which we invest or that we acquire.

We face risks related to health epidemics, including any ongoing public health crises, which has disrupted our business and could have a material adverse effect on our business and results of operations.

Public health crises such as pandemics or similar outbreaks could adversely impact our business. Although the U.S. Government has declared an end to the public health emergency related to COVID-19, there may be lingered effects of the COVID-19 pandemic on our business. Actual or threatened public health crises may have a number of adverse impacts, including volatility in the global economy, impacts to our business operations, or significant disruptions in the markets we serve, caused by a variety of factors such as quarantines, closures, or other government-imposed restrictions, any of which could adversely impact our business, operations, financial condition and operating results.

For example, the COVID-19 pandemic caused changes in consumer and business behavior, pandemic fears and market downturns, and restrictions on business and individual activities, has created significant volatility in the global economy and led to reduced economic activity. The spread of COVID-19 also created a disruption in the manufacturing, delivery and overall supply chain of vehicle manufacturers and suppliers, and led to a global decrease in vehicle sales in markets around the world.

Our facilities or operations could be damaged or adversely affected as a result of natural disasters and other catastrophic events.

Our facilities or operations could be adversely affected by events outside of our control, such as natural disasters, wars, health epidemics such as the COVID-19 pandemic, and other calamities. We cannot assure you that any backup systems will be adequate to protect us from the effects of fire, floods, typhoons, earthquakes, power loss, telecommunications failures, break-ins, war, riots, terrorist attacks or similar events. Any of the foregoing events may give rise to interruptions, breakdowns, system failures, technology platform failures or internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware as well as adversely affect our ability to provide services.

Our lengthy and variable sales cycle makes it difficult for us to accurately forecast our revenue and other operating results. As a result, we expect our results of the operation to fluctuate on a quarterly and annual basis, which could cause our stock price to fluctuate or decline.

The sales cycle for our products, especially those that are used in commercial vehicle applications, is lengthy, beginning from initial contact with a prospective customer to routine commercial utilization of our products, which makes it difficult for us to accurately forecast our revenue in a given period, and may cause our revenue and operating results to vary significantly from period to period. Some potential customers of our products typically need to commit significant time and resources in evaluating the technology used in our products and their decision to purchase our products may be further limited by budgetary constraints, lack of funding and numerous rounds of internal review and approval, which are beyond our control. We spend substantial time and effort assisting potential customers in evaluating our products, including providing demonstrations and validation. Even after initial approval by appropriate decision-makers, the negotiation and documentation processes for the actual adoption of our products can be lengthy. As a result of these factors, based on our experience to date, our sales cycle has varied and can sometimes be four years or longer. In addition, the revenue generated from sales of our products may fluctuate from time to time due to market and general economic conditions.

As a result, our quarterly and annual operating results have fluctuated in the past and likely will fluctuate in the future. The demand for our products is driven largely by the demand for the end-product applications that are powered by our products. Accordingly, the battery industry is affected by market conditions that are often outside our control. Our results of operations may fluctuate significantly from period to period due to a number of factors, including general economic, industry and market conditions, capacity ramp up by competitors, industry-wide technological changes, the loss of a key customer or the postponement, rescheduling or cancellation of large orders by a key customer. As a result of these factors and other risks discussed in this section, year-over-year comparisons should not be relied upon to predict our future performance.

ITEM 1B. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 1C. CYBERSECURITY

Cybersecurity Risk Management and Strategy

Maintaining our information security systems, communication networks, IT systems and data centers utilized by our business, and any outsourced service providers that may hold any data utilized by our business is crucial to the successful operation of our business.

The company has made investments in our technology to identify and manage the material risks of cybersecurity threats that could hinder our operations. As part of our regular cybersecurity risk management systems, we routinely reach out to external cybersecurity experts and third-party consultants to provide advice and implement changes in our current policies. The company also relies on the utilization of outsourced service providers who help provide certain functions that are key to the operations of our business. The company has taken steps to ensure the security of any data we might provide to these service providers and to ensure that our operations would be mitigated in terms of risk by engaging reputable service providers who maintain cybersecurity protection programs and protocols for their customers.

Microvast has established a combination of policies and procedures, and technologies have been designed and implemented, to prevent, detect, respond to, and recover from cybersecurity threats and incidents. Information security policies are regularly reviewed and updated. The policies were created using NIST-CSF framework to ensure that best practices for information security are being adhered to. Internal control tests are regularly performed to test the compliance of the policy processes and procedures and to remediate any identified gaps.

Effect of Cybersecurity Threats

The company did not experienced a cybersecurity incident that materially impacted our operations during the year ended December 31, 2023, and the company is not aware of any active risks from cybersecurity incidents or risks that are reasonably likely to have a material impact on the operations of our business, including its business strategy, or financial condition. For more information on additional risks that the company might face regarding cyberattacks and cybersecurity, see "Risk Factors - Risks Related to our Business and Industry - Cyberattacks or risks related to cybersecurity could have a material effect on our business."

Cybersecurity Governance

On July 26, 2023, the SEC adopted a final rule requiring registrants to disclose certain information related to the registrants' policies regarding cybersecurity risk management and strategy in addition to current policies regarding cybersecurity governance.

Microvast's SVP of Information Technology and the Information Security Manager are responsible for assessing as well as managing and determining the risks that could potentially have material impact on Microvast operations and business activity.

The SVP of Information Technology and the Information Security Manager have both worked in the Cybersecurity realm for many years. Both have led information security teams and have deep knowledge of the requirements for implementing and managing a cybersecurity program. Their expertise and experience include establishing policies and procedures, compliance enforcement, and the ability to identify potential security risks and develop strategies for mitigating those risks, incident response planning and threat mitigation.

The management team plays a crucial role in the cybersecurity process by setting the tone for the organization's approach to cybersecurity and ensuring that it is integrated into the overall business strategy. Key responsibilities of Microvast management in cybersecurity include:

- setting security objectives: establishing clear security objectives that align with the organization's overall goals and risk tolerance.
- resource allocation: ensuring sufficient resources, including budget, personnel, and technology, to effectively manage cybersecurity risks.
- policy development: ensuring security policies and procedures align with industry standards and best practices.
- risk Management: overseeing the organization's risk management program including conducting regular risk assessments and implementing controls to mitigate identified risks.
- incident response: Providing oversight and ensuring that the organization has an effective incident response plan that has been tested and employees trained on how to effectively respond to cybersecurity incidents promptly and appropriately.

- compliance: ensuring that the organization complies with relevant and applicable cybersecurity regulations and standards and stays abreast of emerging threats and best practices.

The Board reviews and evaluates the organization's effectiveness to manage cybersecurity threats. The SVP of Information Technology, the General Counsel, and the CEO are responsible for reporting and communicating cybersecurity threats that have material impact on the organization to the Board. The Board regularly reviews the organization's risk posture and provides guidance to minimize or mitigate risk.

ITEM 2. PROPERTIES

Facilities

Our corporate headquarters is located in Stafford, Texas at 12603 Southwest Freeway, Suite 300, Stafford, Texas 77477. A summary of our physical properties as of December 31, 2023 follows in the table below.

Location	Country	Approximate Size	Function	Owned / Leased
Stafford, Texas	United States	4,400 sq. ft.	Corporate headquarters, administrative offices	Leased
Lake Mary, Florida	United States	75,000 sq. ft. on 7 acres	Research and development, administrative offices	Owned
Orlando, Florida	United States	1,200 sq. ft.	Research and development	Leased
Clarksville, Tennessee	United States	577,000 sq. ft. on 82 acres	Manufacturing (cell, module and pack), testing, warehouse, sales, administrative offices	Owned
Windsor, Colorado	United States	99,536 sq.ft on 5.324 acres	Manufacturing (ESS Assembling), testing, warehouse	Owned
Timnath, Colorado	United States	24,993 sq.ft. on 6.76 acres	ESS headquarters, administrative offices	Owned
Berlin	Germany	185,000 sq. ft. on 9 acres	European headquarters, administrative offices, manufacturing (module and pack), testing, warehouse, sales, after sales-service	Leased
London	United Kingdom	4,990 sq. ft.	Sales, after sales-service, warehouse, testing	Leased
Huzhou	China	1,400,000 sq. ft. on 72 acres	Asia Pacific headquarters, manufacturing (components, cell, module and pack), testing, warehouse, sales, after-sales service, research and development, administrative offices, and canteen services	Owned
Huzhou	China	61,000 sq. ft.	Manufacturing (other), testing, warehouse, sales, after-sales service, research and development, administrative offices, and canteen services	Leased

ITEM 3. LEGAL PROCEEDINGS

        For a description of our pending legal proceedings, please see Note 28. Commitments and Contingencies, to the consolidated financial statements included elsewhere in this Annual Report. While the lawsuits are being vigorously defended, the outcome of any litigation is inherently uncertain, and there is always the possibility that a court rules in a manner that is adverse to the interests of the Company and the individual defendants. However, the amount of any such loss in that scenario cannot be reasonably estimated at this time. Regardless of the outcome, litigation has the potential to have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

ITEM 4. MINE SAFETY DISCLOSURES

        Not applicable.

PART II

ITEM 5. MARKET FOR THE REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

Microvast Holdings, Inc.'s common stock is listed on NASDAQ under the symbol "MVST" and began trading on July 26, 2021. Microvast Holdings, Inc.'s publicly-traded warrants are listed on NASDAQ under the symbol "MVSTW."

Prior to the consummation of the Business Combination, Tuscan's common stock and public warrants were listed on the NASDAQ under the symbols "THCB" and "THCBW," respectively.

Holders of Common Stock

As of March 25, 2024, there were approximately 102 registered holders of our common stock according to the records maintained by our transfer agent.

Dividend Policy

We currently intend to retain all available funds and any future earnings to fund the development and growth of our business. As a result, we do not anticipate declaring or paying any cash dividends in the foreseeable future. Any decision to declare and pay dividends in the future will be made at the discretion of the Board and will depend on, among other things, the business prospects, results of operations, financial condition, cash requirements and availability, legal requirements, certain restrictions related to indebtedness, industry trends and other factors that the Board may deem relevant. Any such decision will also be subject to compliance with contractual restrictions and covenants in the agreements governing current and future indebtedness.

Securities Authorized for Issuance Under Equity Compensation Plans

Our equity compensation plans that provide for the annual awarding of stock-based compensation have been approved by our stockholders. For additional detail, see Note 22. Share-Based Payment, to our audited consolidated financial statements included in Part II, Item 8 of this Annual Report.

The following table sets forth, as of December 31, 2023, certain information related to our compensation plans under which shares of our common stock may be issued.

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights		Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans	
Equity compensation plans approved by security holders	60,226,882	[(1)]	$ 6.01	16,729,872	[(2)]
Equity compensation plans not approved by security holders	—		$ —	—	
Total	60,226,882			16,729,872	

(1) Includes (i) 56,675,326 stock options and restricted stock units ("RSUs") granted under the Microvast, Inc. Stock Incentive Plan (the "Stock Incentive Plan") that were converted in the Business Combination into options to purchase 33,647,927 shares of our common stock and RSUs with respect to 23,027,399 shares of our common stock. No further awards may be granted under the Stock Incentive Plan.

(2) Represents shares available for future issuance under the 2021 Plan.

Recent Sales of Unregistered Securities

Information regarding all equity securities of the registrant sold by us during the period covered by this Annual Report that was not registered under the Securities Act was included in a Current Report on Form 8-K, and therefore is not required to be furnished herein.

Issuer Purchases of Equity Securities

None.

Performance Graph

This performance graph shall not be deemed "filed" with the SEC or subject to Section 18 of the Exchange Act, nor shall it be deemed incorporated by reference in any of our filings under the Securities Act, as amended.

The following line graph compares the cumulative total stockholder return on our common stock with the cumulative total return of (i) our common stock, (ii) the NASDAQ Composite Index and (iii) the NASDAQ Clean Edge Green Energy Index Fund (QCLN) from March 27, 2019 to December 31, 2023. The comparison assumes the investment of $100 in our common stock and in each of the foregoing indices and reinvestment of all dividends. The stock performance shown represents historical performance and is not representative of future stock performance.



ITEM 6. [RESERVED]

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis provides information that our management believes is relevant to an assessment and understanding of our consolidated results of operations and financial condition. The discussion should be read together with the historical consolidated financial statements and related notes that are included elsewhere in this Annual Report. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties.

The Business

Microvast Holdings, Inc., an advanced battery technology company, is headquartered in Stafford, Texas, and publicly traded on the NASDAQ. We design, develop and manufacture battery components and systems primarily for electric commercial vehicles and utility-scale energy storage systems ("ESS").

Founded in 2006, Microvast was built on a guiding principle that remains core to our mission today: to innovate lithium-ion battery design without relying on past technologies. We call this true innovation. We started without preconceived notions of lithium-ion battery creation, unlike many companies that repurposed legacy technologies for new markets like electric vehicles—a process we consider product development rather than true innovation. To understand this difference, is to understand what we have set out to achieve.

Our mission is to accelerate the adoption of electric vehicles and renewable energy through innovative battery technologies and solutions, driving the transition to a sustainable economy. Specifically, we aim to spearhead U.S. domestic battery production in what is a strategically vital sector and allowing over time for the reliance on supplies from overseas manufacturers to be reduced. We believe continuous investment in our technology and operations will deliver long-term targeted revenue and income growth.

Through a vertically integrated approach, we have developed proprietary technologies spanning the entire battery system, from basic cell materials (cathode, anode, electrolyte, separator) to cooling systems and software controls. Since our inception, we have primarily focused on developing new battery solutions for the transportation industry which requires batteries that are ultra-fast charging, high energy density, long-lasting and safe.

In the future, in addition to expanding our production of battery systems and battery components, we expect to increase our focus on producing ESS solutions to support the shift to electrification, with the goal of becoming a leading global ESS solution provider to the energy market. This necessity stems from the premise that electric vehicles are truly green only if powered by green energy. Addressing this symbiotic relationship is at the heart of our research activities and we expect it will shape our strategies for the foreseeable future.

Our most recent innovation is our high-energy nickel manganese cobalt ("NMC") 53.5 ampere-hour battery cell (the "53.5Ah"), whose performance characteristics make it an ideal solution for commercial vehicle and ESS applications. To bring this product to market we have made significant investments in capacity expansion in Huzhou, China. This facility employs fully-automated production equipment for the 53.5Ah cell, ensuring significant operating efficiencies.

We have also made significant investments in our capacity expansion in Clarksville, Tennessee and by the fourth quarter of 2023 had started to install certain sections of the production line. However, progress on certain third party construction workstreams as well as taking delivery and possession of further equipment started to be impacted toward the end of the fourth quarter due to the required funding to complete the project not being secured. We expect the 53.5Ah cell to be our dominant revenue driver for this next phase of our growth.

Since 2009, when we launched our first ultra-fast battery system, we have sold and delivered approximately 4,487.5 megawatt hours ("MWh") of battery systems. Our revenue for the year ended December 31, 2023, increased $102.1 million to $306.6 million, a 50% increase compared to the year ended December 31, 2022. As of December 31, 2023, our battery systems had an order backlog of about $276.4 million (equivalent to approximately 1,637.9 MWh), with nearly 84% attributable to Europe and the U.S.. We expect to fulfill a majority of our backlog within 2024 and 2025.

Completion of the Business Combination

On July 23, 2021, Microvast Holdings, Inc. (formerly known as Tuscan Holdings Corp.) consummated the previously announced acquisition of Microvast, Inc., a Delaware corporation, pursuant to the Agreement and Plan of Merger dated February 1, 2021, between Tuscan, Microvast and TSCN Merger Sub Inc., a Delaware corporation, pursuant to which Merger Sub merged with and into Microvast, with Microvast surviving the merger.

Going Concern

In accordance with Accounting Standards Codification ("ASC") Topic 205-40, Going Concern, we evaluate whether there are certain conditions and events, considered in the aggregate, that raise substantial doubt about our ability to continue as a going concern. This evaluation includes considerations related to our liquidity. Given the uncertainties around our liquidity as described in the Risk Factors and in Management's Discussion and Analysis of Financial Condition and Results of Operations, we have concluded that there is substantial doubt about our ability to continue as a going concern for at least one year from the date of issuance of the consolidated financial statements included elsewhere in this Annual Report. For more information, see Note 2 to the audited consolidated financial statements of this Annual Report and Risk Factors "*There is substantial doubt regarding our our ability to continue as a going concern*", "*We may be unable to meet our current capital requirements and will require additional capital to meet our outstanding accounts payable and current liabilities*" and "*Because substantially all of our revenues are currently derived from outside of the U.S. and the significant costs and restrictions associated with the repatriation of cash from our non-U.S. operations, we may not have sufficient cash flow to cover our liabilities, which may result in a material adverse effect on the Company's business*".

Subsequent Events

See Note 29 to the audited consolidated financial statements of this Annual Report.

Key Factors Affecting Our Performance

We believe that our future success will be dependent on several factors, including those discussed below. While these areas represent opportunities for us, they also represent challenges and risks that we must successfully address in order to continue the growth of our business and improve our results of operations.

Technology and Product Innovation

Our financial performance is driven by development and sales of new products with innovative technology. Our ability to develop innovative technology has been and will continue to be dependent on our dedicated research team. As part of our efforts to develop innovative technology, in October 2021, we expanded our R&D footprint in Orlando by purchasing a 75,000 square foot facility dedicated to R&D. We plan to continue expanding our R&D presence in the U.S. We also plan to continue leveraging our knowledge base in our overseas locations, including China and to continue expanding our R&D efforts on a global basis. We expect our results of operations will continue to be impacted by our ability to develop new products with improved performance and reduced ownership cost, as well as the cost of our R&D efforts.

Market Demand

Our revenue and profitability depend substantially on the demand for battery systems and battery components, which is driven by the growth of the commercial and passenger electric vehicle and energy storage markets. Many factors contribute to the development of the electric vehicle and battery energy storage sector, including product innovation, general economic and political conditions, environmental concerns, energy demand, government support and economic incentives(e.g., the IRA in the U.S. and the E.U. Green Deal, E.U. Fit for 55). While governmental economic incentives and mandates can drive market demand for the markets in which we operate and, as a result, battery systems and components, governmental economic incentives can always be gradually reduced or eliminated. Any reduction or elimination of governmental economic incentives may result in reduced demand for our products and adversely affect our financial performance.

Manufacturing Capacity

Our growth depends on being able to meet anticipated demand for our products. In order to do this, we will need to increase our manufacturing capacity. As of December 31, 2023, we had a backlog of approximately $276.4 million for our battery systems, equivalent to approximately 1,637.9 MWh. So far we have used $425.6 million of the proceeds from the Business Combination to expand our manufacturing facilities in order to increase our manufacturing output, enabling us to address our backlog and to capture growing market opportunities.

In the third quarter of 2023, we successfully completed the 2 GWh cell, module and tray capacity expansion for our 53.5Ah cell technology in Huzhou, China. The demand for our 53.5Ah cell technology from our commercial vehicle and ESS customer base will be primarily met from this facility until the Clarksville Phase 1A expansion is completed and

in production. Subject to our ability to access additional financing to continue and complete this expansion, management now estimates that Clarksville Phase 1A will be producing qualified 53.5Ah cells beginning approximately eight months after we secure such financing.

The main reason for this delay is that the funding we had hoped to secure was not in place by the fourth quarter of 2023. Although we had started our fund raising efforts during the first quarter of 2023, in the expectation we would be able to secure a favorable financing before the end of the year, we experienced a number of events during the year that prospective lenders regarded as negatively changing the risk profile of providing a debt financing to the Company. Notable amongst these were the DOE's decision to withdraw the grant award in the second quarter of 2023 and most recently the report issued by J Capital in the fourth quarter of 2023.

Without access to debt financing we were unable to progress the Clarksville Phase 1A expansion project on its intended timetable, and further progress is still contingent on having full access to funding to complete the remaining project work.

Future capacity expansions, will require significant capital expenditures and will require a corresponding expansion of our supporting infrastructure, further development of our sales and marketing team, an expansion of our customer base and strengthened quality control. This capacity expansion will be carried out in a measured manner based on our ongoing assessment of medium- and long-term demand for our solutions.

Sales Geographic Mix

After initially being focused on the Asia & Pacific regions, we have expanded and continue to expand our presence and product promotion to Europe and the U.S. to capitalize on the rapidly growing electric vehicle and battery energy storage markets in those geographies. As we continue to expand our geographic focus to Europe and the U.S., we believe sales of our products in Europe and the U.S. will have the potential to generate higher gross margins because average sales prices for customers in the U.S. and Europe are typically significantly higher than the average sales prices in China. It has been our experience that buyers in Europe and the U.S. are more motivated by the technologies and quality of our products than are buyers in China, making them less sensitive to the price of our products than are similarly situated buyers in China where we are also faced with intense competition from local Chinese battery manufacturers. Therefore, the geographic sources of our revenue will have an impact on our revenue and gross margins.

Manufacturing Costs

Our profitability may also be affected by our ability to effectively manage our manufacturing costs. Our manufacturing costs are affected by fluctuations in the price of raw materials. If raw material prices increase, we will have to offset these higher costs either through price increases to our customers or through productivity improvements. Our ability to control our raw materials costs is also dependent on our ability to negotiate with our suppliers for a better price and our ability to source raw materials from reliable suppliers in a cost-efficient manner. In addition, we expect that an increase in our sales volume will enable us to lower our manufacturing costs through economies of scale.

Regulatory Landscape

We operate in an industry that is subject to many established environmental regulations, which have generally become more stringent over time, particularly with respect to hazardous waste generation and disposal and pollution control. These regulations affect the cost of our products and our gross margins. We are also affected by regulations in our target markets, such as economic incentives to purchasers of electric vehicles, tax credits for electric vehicle manufacturers or developers of renewable energy projects, and economic penalties that may apply to a car manufacturer based on its fleet-wide emissions or more generally legislation aimed at reducing GHGs. Each of these regulations may expand the market size for both electric vehicles and energy storage , which would, in turn, benefit us. We have operations and sales in China, the Asia & Pacific region, Europe and the U.S. and, as a result, changes in trade restrictions and tariffs could impact our ability to meet projected sales or margins.

Basis of Presentation

We currently conduct our business through one operating segment. Our historical results are reported in accordance with U.S. GAAP and in U.S. dollars.

Components of Results of Operations

Revenue

We derive revenue from the sales of our electric battery products, including LpTO, LpCO, MpCO, HpCO and HnCo battery power systems. While we have historically marketed and sold our products primarily in China and the wider Asia-Pacific region, we are also expanding our sales presence internationally. The following table sets forth a breakdown of our revenue by the major geographic regions in which our customers are located for the periods indicated:

	Year ended December 31,			
	2022		2023	
	(In thousands)		(In thousands)	
	Revenue	%	Revenue	%
China	132,469	65 %	156,480	51 %
Other Asia & Pacific countries	52,566	25 %	62,653	21 %
Asia & Pacific Region	$ 185,035	90 % $	219,133	72 %
Europe	15,809	8 %	84,358	27 %
U.S.	3,651	2 %	3,126	1 %
Total	$ 204,495	100 % $	306,617	100 %

We have historically derived a portion of our revenue in a given reporting period from a limited number of key customers, which have varied from period to period. For the year ended December 31, 2023, two customers accounted for 18% and 11% of our net revenues. In 2022, one customer accounted for 12% of our net revenues.

Cost of Revenues and Gross Profit

Cost of revenues includes direct and indirect materials, manufacturing overhead (including depreciation, freight and logistics), warranty reserves and expenses, provision for obsolete inventories, and labor costs and related personnel expenses, including stock-based compensation and other related expenses that are directly attributable to the manufacturing of products.

Gross profit is equal to revenue less cost of revenues. Gross profit margin is equal to gross profit divided by revenue.

Operating Expenses

Operating expenses consist of selling and marketing, general and administrative and R&D expenses.

Selling and marketing expenses. Selling and marketing expenses consist primarily of personnel-related costs associated with our sales and marketing functions, including salaries and stock-based compensation, and other expenses related to advertising and promotions of our products. We intend to hire additional sales personnel, initiate additional marketing programs and build additional relationships with our customers. Accordingly, we expect that our selling and marketing expenses will continue to increase in absolute dollars in the long term as we expand our business.

General and administrative expenses. General and administrative expenses consist primarily of personnel-related expenses associated with our executive, including stock-based compensation, legal, finance, human resource and IT functions, as well as fees for professional services, depreciation and amortization and insurance expenses. We expect to incur additional costs as we hire personnel and enhance our infrastructure to support the anticipated growth of our business.

R&D expenses. R&D expenses consist primarily of personnel-related expenses, including stock-based compensation, raw material expenses relating to materials used for experiments, utility expenses and depreciation expenses attributable to R&D activities. Over time, we expect our R&D expense to increase in absolute dollars as we continue to make significant investments in developing new products, applications, functionality and other offerings.

Subsidy Income

Government subsidies represent government grants received from local government authorities. The amounts of and conditions attached to each subsidy were determined at the sole discretion of the relevant governmental authorities. Our subsidy income is non-recurring in nature.

Other Income and Expenses

Other income and expenses consist primarily of the interest expense associated with our debt financing arrangements, interest income earned on our cash balances, gains and losses from foreign exchange conversion, and gains and losses on disposal of assets.

Income Tax Expense

We are subject to income taxes in the U.S. and the foreign jurisdictions in which we do business, namely China, Germany and the U.K. These foreign jurisdictions have statutory tax rates different from those in the U.S. Accordingly, our effective tax rates will vary depending on the relative proportion of foreign to U.S. income, the absorption of foreign tax credits, changes in the valuation of our deferred tax assets and liabilities and changes in tax laws. We regularly assess the likelihood of adverse outcomes resulting from the examination of our tax returns by the U.S. Internal Revenue Service and other tax authorities to determine the adequacy of our income tax reserves and expense. Should actual events or results differ from our current expectations, charges or credits to our income tax expense may become necessary. Any such adjustments could have a significant impact on our results of operations.

Income tax in China is generally calculated at 25% of the estimated assessable profit of our subsidiaries in China, except that two of our subsidiaries in China are qualified as "High and New Tech Enterprises" and thus enjoy a preferential income tax rate of 15%. The federal corporate income tax rate of 21% is applied for our U.S. entities. Our income tax in the U.K. is calculated at an average tax rate of 19% of the estimated assessable profit of our subsidiary in the U.K. The German enterprise income tax, which is a combination of corporate income tax and trade tax, is calculated at 29.9% of the estimated assessable profit of our subsidiary in Germany.

Results of Operations

This section of this Form 10-K generally discusses 2022 and 2023 items and year-to-year comparisons between 2022 and 2023. Discussions of 2021 items and year-to-year comparisons between 2021 and 2022 are not included in this Form 10-K, and can be found in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in the Form 10-K filed on March 16, 2023.

Comparison of the Year Ended December 31, 2022 to the Year Ended December 31, 2023

The following table sets forth our historical operating results for the periods indicated:

Amounts in thousands	December 31,			
	2022	**2023**	**$ Change**	**% Change**
Revenues	204,495	306,617	102,122	49.9 %
Cost of revenues	(195,422)	(249,390)	(53,968)	27.6 %
Gross profit	**9,073**	**57,227**	**48,154**	**530.7 %**
	4.4 %	18.7 %		
Operating expenses:				
General and administrative expenses	(104,572)	(97,291)	7,281	(7.0) %
Research and development expenses	(43,508)	(45,004)	(1,496)	3.4 %
Selling and marketing expenses	(22,611)	(23,614)	(1,003)	4.4 %
Total operating expenses	**(170,691)**	**(165,909)**	**4,782**	**(2.8)%**
Subsidy income	1,672	1,953	281	16.8 %
Operating loss	**(159,946)**	**(106,729)**	**53,217**	**(33.3)%**
Other income and expenses:				
Interest income	3,179	3,609	430	13.5 %
Interest expense	(3,323)	(2,628)	695	(20.9) %
Other income/ (expense), net	944	(713)	(1,657)	(175.5) %
Change in fair value of warrant liability	979	59	(920)	(94.0) %
Loss before income tax	**(158,167)**	**(106,402)**	**51,765**	**(32.7)%**
Income tax expense	(33)	(10)	23	(69.7) %
Net loss	**(158,200)**	**(106,412)**	**51,788**	**(32.7)%**
Less: Net loss attributable to noncontrolling interest	—	(76)	(76)	100.0 %
Net loss attributable to Microvast Holdings, Inc.	**(158,200)**	**(106,336)**	**51,864**	**(32.8)%**

Revenue

Our revenue increased from approximately $204.5 million for the year ended December 31, 2022 to approximately $306.6 million for 2023 primarily driven by an increase in sales volume from approximately 694.2 MWh for year ended December 31, 2022 to approximately 1,139.6 MWh for the same period in 2023, which is due to the increase in the sales of battery cell products to new and existing customers in the Asia & Pacific region and Europe.

Cost of Revenue and Gross Profit

Our cost of revenues for the year ended December 31, 2023 increased 27.6% compared to the year ended December 31, 2022 as a result of our revenue increase, with the rate of increase being lower than the 49.9% increase in our revenues compared to the year ended December 31, 2022.

Our gross profit margin increased from 4.4% for the year ended December 31, 2022 to 18.7% for the same period in 2023. The increase in gross margin was primarily due to improving utilization, more favorable product mix, lower raw material prices, and decreased share-based compensation expenses.

Operating Expense

Selling and Marketing

Selling and marketing expenses for the year ended December 31, 2023 increased $1.0 million, or 4.4%, compared to the same period in 2022. The increase in selling and marketing expenses was primarily due to $2.0 million of increased

headcount and other increases related to business expansion, offset by $2.8 million of decreased share-based compensation expenses.

General and Administrative

General and administrative expenses for the year ended December 31, 2023 decreased $7.3 million, or 7.0%, compared to the same period in 2022. The decrease in General and administrative expenses was primarily due to $23.4 million of decreased share-based compensation expenses, offset by $5.8 million of increased headcount, $3.3 million of increased IT and software expenses and other increases related to business expansion.

Research and Development

R&D expenses for the year ended December 31, 2023 increased $1.5 million, or 3.4%, compared to the same period in 2022. The increase in Research and Development was primarily due to $5.7 million of increased personnel-related expenses as we increased headcount in our research team as a result of our efforts to further develop and enhance our products, offset by $2.9 million of decreased share-based compensation expenses and $2.1 million of decreased costs of materials used for experiments.

Subsidy Income

Subsidy income increased from $1.7 million for the year ended December 31, 2022 to $2.0 million in the same period in 2023. The amounts are the one-time awards granted by local governments in 2022 and 2023.

Gain on change in fair value of warrant liability

For the year ended December 31, 2023, we recorded a gain of $0.1 million due to the change in fair value of warrant liability compared to a gain of $1.0 million in the same period of 2022, primarily because of the fair value fluctuation of our warrants.

Liquidity and Capital Resources

Since inception, we have financed our operations primarily from capital contributions from equity holders, issuance of convertible notes and bank borrowings.

As of December 31, 2023, our principal sources of liquidity were our cash and cash equivalents, restricted cash and short-term investments in the amount of $93.8 million.

The consolidated net cash position of $88.2 million as of December 31, 2023 included cash and cash equivalents of $22.3 million, $10.4 million and $0.2 million held by our China, German and UK subsidiaries, respectively, that is not available to fund domestic operations unless funds are repatriated. Should we need to repatriate to the U.S. part or all of the funds held by our international subsidiaries in the form of a dividend, we would need to accrue and pay withholding taxes. We do not intend to pay any cash dividends on our common stock in the foreseeable future and intend to retain all of the available funds and any future earnings for use in the operation and expansion of our business in China, the E.U. and the U.S.

In accordance with Accounting Standards Update ("ASU") No. 2014-15, "Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern (Subtopic 205-40)," management has evaluated whether there are conditions and events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date of the condensed consolidated financial statements are issued and has determined that the Company's ability to continue as a going concern is dependent on its ability to raise additional capital. In light of the Company's projected capital expenditures required to complete and ramp-up its Clarksville Phase 1A expansion and operating requirements under its current business plan, the Company is projecting that its existing cash and assets available for sale and equity securities will not be sufficient to fund its operations through the next twelve months. These conditions and events raise substantial doubt about the Company's ability to continue as a going concern.

To alleviate the conditions and events that raise substantial doubt about the Company's ability to continue as a going concern, management is seeking to secure a loan intended to support the Tennessee capacity expansion for which the amount may be disbursed in multiple advances. As of the date of issuance of the financial statements, the Group is in the process of negotiating a credit agreement of $150 million with the lender (the "Proposed Term Loan") with a maturity term

of 4 years after closing. Under the Proposed Term Loan, advances are subject to the satisfaction or waiver of a number of conditions, including but not limited to the delivery of certain customary certifications, as well as opinions from its legal counsel as to certain matters related to the applicability and availability of certain tax credits and enforceability, the assignment to a US subsidiary of certain assets related to the Tennessee project and payment to the lender of certain upfront fees and expenses. Additionally, prior to finalizing the Proposed Term Loan, certain other arrangements have to be negotiated, which include but are not limited to, entering into a $30 million working capital loan simultaneously with the Proposed Term Loan. The Company is in process of negotiating those arrangements. We may not reach a final agreement with the lender or be able to meet all of the conditions precedent to get advances of the loan under the Proposed Term Loan if entered into. There also may be a delay in getting advances of the Proposed Term Loan thereby necessitating additional bridge funding to be obtained by the Company.

Besides the Proposed Term Loan, the Company is currently evaluating several different other funding initiatives. Such initiatives in consideration include the issuance of debt or equity instruments and/or the sale or disposal of certain US real estate assets that are not integral to its cell manufacturing or assembly operations.

In addition to the above, the Company has selected and the Board of Directors has approved to engage an investment bank to assess strategic alternatives, provide advisory services and to solicit additional financing from third-party sources.

The amount of additional capital that the Company will need to raise may change based on changes to the Company's business plan and changes to management's assumptions regarding projected liquidity. Although the Company has been successful in raising capital in the past and expects to continue to raise capital as required, those plans are not final and are subject to market and other conditions not within the Company's control. As such, there can be no assurance that the Company will be successful in obtaining sufficient funding. Accordingly, management has concluded under the accounting standards that these plans do not alleviate substantial doubt about the Company's ability to continue as a going concern.

Financings

As of December 31, 2023, we had bank borrowings of $79.2 million, the terms of which range from three months to three years. The interest rates of our bank borrowings ranged from 3.40% to 4.60% per annum. As of December 31, 2023, we had convertible bonds of $43.2 million, with interest rates ranging from 3% to 4%. The convertible bonds are due in 2027. As of December 31, 2023, we were in compliance with all material terms and covenants of our loan agreements, credit agreements and bonds.

On July 23, 2021, we received $708.4 million from the completion of the Business Combination, $705.1 million net of transaction costs paid by Microvast, Inc. We have used $425.6 million of the net proceeds from the Business Combination to expand our manufacturing facilities and for the purchase of property and equipment associated with our existing manufacturing and R&D facilities. In addition, $132.8 million of the net proceeds were used for working capital as of December 31, 2023.

The exercise price for our outstanding warrants is $11.50 per share of common stock, and the trading price of our common stock was $0.767 as of March 25, 2024. There is no guarantee that the warrants will be exercised prior to their expiration, however, we do not expect this to impact our liquidity.

Capital expenditures and other contractual obligations

Our capital expenditures amounted to $150.9 million and $186.8 million for the years ended December 31, 2022 and 2023, respectively. Our capital expenditures in 2022 and 2023 related primarily to the construction of manufacturing facilities under our Clarksville Phase 1A expansion and Huzhou, China.

In 2021, we started our capacity expansion plans in Huzhou, China, Berlin, Germany and Clarksville, Tennessee. The project in Germany was completed in 2021. The China Phase 3.1 capacity expansion was successfully completed in the third quarter of 2023.

Because of delays in securing additional financing, including our fund-raising process being negatively impacted by the loss of the DOE grant, in the fourth quarter of 2023 we experienced slow progress in continuing construction of our Clarksville Phase 1A expansion, slowing down certain project work streams due to the need for additional financing. This has resulted in further delays and costs with negative effects on our liquidity and ability to meet accounts payable,

especially for our U.S. operations. The proceeds from the Business Combination alone will not be sufficient to complete the Clarksville Phase 1A capacity expansion and meet our general working capital needs and due to foreign restrictions and adverse tax consequences as well as the working capital needs of MPS China, we are unable to repatriate cash from China to pay our accounts payable in the U.S. and fund the continued expansion of our U.S. operations. We are seeking alternate sources of capital. Until financing is in place, this will limit our growth opportunities especially in the U.S. market where our customers desire products that meet their domestic content requirements. Also, we will be forgoing potential IRA credits until such time as the Clarksville Phase 1A expansion is in operation.

We expect the total capital expenditures related to these capacity expansions in Huzhou, China and Clarksville, Tennessee to be in the range of $480.0 million to $530.0 million. Our planned capital expenditures are based on management's current estimates and may be subject to change. There can be no assurance that we will execute our capital expenditure plans as contemplated at or below-estimated costs, and we may also from time-to-time determine to undertake additional capital projects and incur additional capital expenditures. As a result, actual capital expenditures in future years may be more or less than the amounts shown.

Our future capital requirements will depend on many factors, including, but not limited to funding planned production capacity expansions and for general working capital. In addition, we may in the future enter into arrangements to acquire or invest in complementary businesses or technologies. We may need to seek additional equity or debt financing in order to meet these future capital requirements. If we are unable to raise additional capital when desired, or on terms that are acceptable to us, our business, financial condition and results of operations could be adversely affected. There are no material off-balance sheet arrangements other than those described below.

Lease Commitments

We lease certain facilities and equipment under non-cancellable lease agreements that expire at various dates through 2036. For additional information, see Note 17 – Leases, in the notes to the unaudited condensed consolidated financial statements in Part II, Item 8 of this Report on Form 10-K.

Purchase Commitments

We regularly enter into non-cancelable contractual obligations primarily related to purchases of inventory. As of December 31, 2023, such purchase commitments, which do not qualify for recognition on our Consolidated Balance Sheets, amount to $52.6 million, most of which is short-term.

Cash Flows

The following table provides a summary of our cash flow data for the years indicated:

	Year Ended December 31,	
	2022	**2023**
Amount in thousands		
Net cash used in operating activities	(53,928)	(75,303)
Net cash used in investing activities	(175,945)	(165,605)
Net cash provided by financing activities	4,967	33,041

Cash Flows from Operating Activities

During the year ended December 31, 2023, our operating activities used $75.3 million in cash. This cash consisted of (1) a net loss of $106.4 million and non-cash charges of $109.6 million, of which $22.1 million is depreciation of property, plant and equipment and $65.0 million is non-cash share-based compensation expense; and (2) a $78.5 million decrease in cash flows from operating assets and liabilities including $47.1 million cash outflow due to the net increase of accounts receivable and notes receivable and $74.4 million increase in inventories, $7.7 million cash out from accrued and other liabilities and prepaid expense and other current assets, $14.4 million cash outflow from other operating assets and liabilities, partially offset by $65.1 million increase in accounts payable and notes payable .

During the year ended December 31, 2022, our operating activities used $53.9 million in cash. This decrease in cash consisted of (1) a net loss of $158.2 million and non-cash charges of $134.7 million, of which $19.8 million is depreciation of property, plant and equipment and $90.8 million is non-cash share-based compensation expense; and (2) a $30.4 million decrease in cash flows from operating assets and liabilities including $35.7 million cash outflow due to the net increase of accounts receivable and notes receivable and $43.7 million increase in inventories, $21.0 million decrease in accrued and other liabilities and prepaid expense and other current assets, partially offset by $20.6 million increase in accounts payable and notes payable and $49.4 million cash inflow from other operating assets and liabilities.

Cash Flows from Investing Activities

During the year ended December 31, 2023, cash used in investing activities totaled $165.6 million. This cash outflow primarily consisted of $186.8 million of capital expenditures related to the expansion of our manufacturing facilities and to the purchase of property and equipment associated with our existing manufacturing and R&D facilities, and $5.9 million of purchase of short-term investments, offset by $25.5 million of the proceeds from maturity of short-term investments and $1.6 million of the proceeds on disposal of property, plant and equipment.

During the year ended December 31, 2022, cash used in investing activities totaled $175.9 million. This cash outflow primarily consisted of $150.9 million of capital expenditures related to the expansion of our manufacturing facilities and to the purchase of property and equipment associated with our existing manufacturing and R&D facilities, and $25.0 million of purchase of short-term investments.

Cash Flows from Financing Activities

During the year ended December 31, 2023, cash generated by financing activities totaled $33.0 million. This cash inflow was a result of $47.8 million proceeds from bank borrowings partially offset by $14.1 million repayment on bank borrowings and $0.7 million partial repayment on outstanding bonds.

During the year ended December 31, 2022, cash generated by financing activities totaled $5.0 million. This cash inflow was a result of $58.7 million proceeds from bank borrowings partially offset by $24.5 million repayment on bank borrowings and $29.2 million partial repayment on outstanding bonds.

Critical Accounting Policies and Estimates

Our consolidated financial statements are prepared in accordance with U.S. GAAP. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, expenses, and related disclosures. We evaluate our estimates and assumptions on an ongoing basis. Our estimates are based on historical experience and various other assumptions that we believe to be reasonable under the circumstances. Our actual results could differ from these estimates.

We believe the following critical accounting policies involve a higher degree of judgment and complexity than our other accounting policies. Therefore, these are the policies we believe are the most critical to understanding and evaluating our consolidated financial condition and results of operations.

Product Warranty

We provide product warranties, which entail the repair or replacement of non-conforming items, in conjunction with sales of products. Estimated costs related to warranties are recorded in the period in which the related product sales occur. The warranty liability recorded at each balance sheet date reflects management's best estimates of its product warranties based on historical information and other currently available evidence.

Our product warranties generally range from one to eight years. We establish a reserve for the estimated cost of the product warranty at the time revenue is recognized. The portion of the warranties we expect to incur within the next 12 months is recorded in accrued expenses and other current liabilities, while the remainder is recorded in other non-current liabilities on the consolidated balance sheets. Warranty reserves are recorded as a cost of revenue.

Inventories

Inventories are stated at the lower of cost or net realizable value. Cost is determined using the weighted average method. Inventory levels are analyzed periodically and written down to their net realizable value if they have become obsolete, have a cost basis in excess of expected net realizable value or are in excess of expected demand. We analyze current and future product demand relative to the remaining product life to identify potential excess inventories. These forecasts of future demand are based upon historical trends and analysis as adjusted for overall market conditions. Inventory write-downs are measured as the difference between the cost of the inventory and its net realizable value, and charged to inventory reserves, which is a component of cost of revenue. At the point of the loss recognition, a new, lower cost basis for those inventories is established, and subsequent changes in facts and circumstances do not result in the restoration or increase in that newly established cost basis. We recorded inventory impairment losses of $4.8 million and $3.6 million during the years ended December 31, 2022 and 2023, respectively. We monitor the inventory impairments periodically and, since battery technology continues to advance, we may incur inventory impairment losses in the future.

Income Taxes

We utilize the asset and liability method in accounting for income taxes. Deferred tax assets and liabilities reflect the estimated future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax expense or benefit is the result of changes in the deferred tax asset and liability. Valuation allowances are established when necessary to reduce deferred tax assets where it is more likely than not that the deferred tax assets will not be realized. We make estimates, assumptions and judgments to determine its provision for its income taxes, deferred tax assets and liabilities, and any valuation allowance recorded against deferred tax assets. We assess the likelihood that our deferred tax assets will be recovered from future taxable income, and to the extent we believe that recovery is not likely, we established a valuation allowance.

We account for uncertain tax positions by reporting a liability for unrecognized tax benefits resulting from uncertain tax positions taken or expected to be taken in a tax return. Tax benefits are recognized from uncertain tax positions when we believe that it is more-likely-than-not that the tax position will be sustained on examination by the taxing authorities based on the technical merits of the position. We recognize interest and penalties, if any, related to unrecognized tax benefits in income tax expense.

Stock-Based Compensation

We recognize compensation expense on a straight-line basis over the service period that awards are expected to vest, based on the estimated fair value of the awards on the date of the grant. We recognize forfeitures as they occur. Fair value excludes the effect of non-market based vesting conditions. The fair value of RSUs with service conditions is based on the grant date share price. We estimate the fair value of options utilizing the Binomial-Lattice Model. The fair value of non-vested shares that vest based on market conditions are estimated using the Monte Carlo valuation method. These fair value estimates of stock related awards and assumptions inherent therein are estimates and, as a result, may not be reflective of future results or amounts ultimately realized by recipients of the grants. For these awards with performance conditions, we recognize compensation expense when the performance goals are achieved, or when it becomes probable that the performance goals will be achieved. Management performs the probability assessment on a quarterly basis by reviewing external factors, such as macroeconomic conditions and the analog industry revenue forecasts, and internal factors, such as our business and operational objectives and revenue forecasts. Changes in the probability assessment of achievement of the performance conditions are accounted for in the period of change by recording a cumulative catch-up adjustment as if the new estimate had been applied since the service inception date. As a result, our stock-based compensation expense is subject to volatility and may fluctuate significantly each quarter due to changes in our probability assessment of achievement of the performance conditions or actual results being different from projections made by management. Liability-classified awards are remeasured at lower of capped value or fair value as of each report date during settlement.

Emerging Growth Company Status

Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can choose not to take advantage of the extended transition

period and comply with the requirements that apply to non-emerging growth companies, and any such election to not take advantage of the extended transition period is irrevocable.

We are an "emerging growth company" as defined in Section 2(a) of the Securities Act of 1933, as amended (the "Securities Act") as our last fiscal year revenue was less than $1.235 billion. We have elected to take advantage of the benefits of the extended transition period for new or revised financial accounting standards, although we may decide to adopt early such new or revised accounting standards to the extent permitted by such standards. This may make it difficult or impossible to compare our financial results with the financial results of another public company that is either not an emerging growth company or is an emerging growth company that has chosen not to take advantage of the extended transition period exemptions as a result of the potential differences in accounting standards used.

We will remain an emerging growth company until the earliest of (a) the last day of the fiscal year during which we have total annual gross revenues of at least $1.235 billion; (b) the last day of our fiscal year following the fifth anniversary of the completion of our IPO; (c) the date on which we have, during the preceding three-year period, issued more than $1.0 billion in non-convertible debt; or (d) the date on which we are deemed to be a "large accelerated filer" under the Exchange Act, which would occur if the market value of our common stock held by non-affiliates is at least $700 million as of the last business day of our most recently completed second fiscal quarter. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above.

Internal Control Over Financial Reporting

The information required by this Item regarding internal control over financial reporting is set forth in Part II, Item 9A of this Annual Report.

Recent Accounting Pronouncements

See Note 2 to the audited consolidated financial statements beginning on page F-12 of this Annual Report for more information about recent accounting pronouncements, the timing of their adoption, and our assessment, to the extent we have made one, of their potential impact on our financial condition and its results of operations and cash flows.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

Our cash and cash equivalents consist of cash and money market accounts. Such interest-earning instruments carry a degree of interest rate risk. To date, fluctuations in interest income have not been significant. In addition, our bonds payable bear interest at fixed rates and are not publicly traded. Our project finance loans in China contain a spread of 115 basis points over the Loan Prime Rate in China and accordingly are exposed to movements in that reference rate. Therefore, interest expense going forward could be materially affected by changes in the market interest rates.

The primary objective of our investment activities is to preserve principal while maximizing income without significantly increasing risk. Because our cash equivalents have a short maturity, our portfolio's fair value is relatively insensitive to interest rate changes. We do not believe that an increase or decrease in interest rates of 100 basis points would have a material effect on our operating results or financial condition. In future periods, we will continue to evaluate our investment policy in order to ensure that we continue to meet our overall objectives.

Foreign Currency Risk

We have a large operational presence in China and a significant amount of our transactions are currently denominated in RMB. The volatility of exchange rates depends on many factors that we cannot forecast with reliable accuracy. We have experienced and will continue to experience fluctuations in our operating results as a result of transaction gains and losses related to translating certain cash balances, trade accounts receivable and payable balances, and intercompany balances that are denominated in currencies other than the U.S. Dollar, principally RMB. The effect of an immediate 10% adverse change in foreign exchange rates on RMB-denominated accounts as of December 31, 2023, including intercompany balances, would result in a foreign currency loss of $11.9 million. In the event our foreign sales and expenses increase, our operating results may be more greatly affected by fluctuations in the exchange rates of the currencies in which we do business. At this time, we do not, but we may in the future, enter into derivatives or other

financial instruments in an attempt to hedge our foreign-currency exchange risk. It is difficult to predict the impact hedging activities would have on our results of operations.

Credit Risk

Our credit risk primarily relates to our trade and other receivables, restricted cash, cash equivalents and amounts due from related parties. We generally grant credit only to clients and related parties with good credit ratings and we also closely monitor overdue debts. In this regard, we consider that the credit risk arising from our balances with counterparties is significantly reduced.

The assumptions used in evaluating our exposure to credit losses associated with our financing receivables portfolio involve estimates and significant judgment. Holding other estimates constant, a hypothetical 100 basis points increase in the expected loss rate on the financing receivables portfolio would have resulted in an increase in the allowance for credit losses of approximately $0.8 million as of December 31, 2023.

In order to minimize the credit risk, we have delegated a team responsible for determining credit limits, credit approvals and other monitoring procedures to ensure that follow-up action is taken to recover overdue debts. In addition, we review the recoverable amount of each individual debtor at the end of each reporting period to ensure that adequate impairment losses are made for irrecoverable amounts. We will negotiate with the counterparties of the debts for settlement plans or changes in credit terms, should the need arise. In this regard, we consider that our credit risk is significantly reduced.

Seasonality

We have historically experienced higher sales during our third and fourth fiscal quarters as compared to our first and second fiscal quarters. However, our limited operating history makes it difficult for us to judge the exact nature or extent of the seasonality of our business.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

MICROVAST HOLDINGS, INC.
For the Years Ended December 31, 2021, 2022 and 2023

Index to Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Microvast Holdings, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Microvast Holdings, Inc. and its subsidiaries (the "*Company*") as of December 31, 2022 and 2023, the related consolidated statements of operations, comprehensive loss, changes in shareholders' equity, and cash flows, for each of the three years in the period ended December 31, 2023, and the related notes and the schedule listed in Schedule I (collectively referred to as the "*financial statements*"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered recurring losses from operations, cash outflows from operating activities and lack of sufficient funding to support its current capital expenditure requirements, which raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Beijing, the People's Republic of China
April 1, 2024

We have served as the Company's auditor since 2011.

MICROVAST HOLDINGS, INC.
CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. dollars, except share and per share data, or as otherwise noted)

		December 31, 2022		December 31, 2023
Assets				
Current assets:				
Cash and cash equivalents	$	231,420	$	44,541
Restricted cash, current		70,732		37,477
Short-term investments		25,070		5,634
Accounts receivable (net of allowance for credit losses of $4,407 and $4,571 as of December 31, 2022 and 2023, respectively)		119,304		138,717
Notes receivable		2,196		23,736
Inventories, net		84,252		149,749
Prepaid expenses and other current assets		12,093		25,752
Total Current Assets		**545,067**		**425,606**
Restricted cash, non-current		465		6,171
Property, plant and equipment, net		335,140		620,667
Land use rights, net		12,639		11,984
Acquired intangible assets, net		1,636		3,136
Operating lease right-of-use assets		16,368		19,507
Other non-current assets		73,642		9,661
Total Assets	$	**984,957**	$	**1,096,732**
Liabilities				
Current liabilities:				
Accounts payable	$	44,985	$	112,618
Notes payable		68,441		63,374
Accrued expenses and other current liabilities		66,720		148,284
Advance from customers		54,207		43,087
Short-term bank borrowings		17,398		35,392
Income tax payables		658		655
Total Current Liabilities		**252,409**		**403,410**
Long-term bank borrowings		28,997		43,761
Long-term bonds payable		43,888		43,157
Warrant liability		126		67
Share-based compensation liability		131		199
Operating lease liabilities		14,347		17,087
Other non-current liabilities		32,082		24,861
Total Liabilities	$	**371,980**	$	**532,542**

Commitments and contingencies (Note 28)

Shareholders' Equity

Common Stock (par value of US$0.0001 per share, 750,000,000 shares authorized as of December 31, 2022 and 2023; 309,316,011 and 316,694,442 shares issued, and 307,628,511 and 315,006,942 shares outstanding as of December 31, 2022 and 2023)	$	31	$	32
Additional paid-in capital		1,416,160		1,481,241

MICROVAST HOLDINGS, INC.
CONSOLIDATED BALANCE SHEETS - continued
(In thousands of U.S. dollars, except share and per share data, or as otherwise noted)

	December 31, 2022	December 31, 2023
Statutory reserves	6,032	6,032
Accumulated deficit	(791,165)	(897,501)
Accumulated other comprehensive loss	(18,081)	(25,614)
Total Equity	$ 612,977	$ 564,190
Total Liabilities and Equity	$ 984,957	$ 1,096,732

The accompanying notes are an integral part of these consolidated financial statements.

MICROVAST HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands of U.S. dollars, except share and per share data, or as otherwise noted)

		Year Ended December 31,				
		2021		**2022**		**2023**
Revenues	$	151,976	$	204,495	$	306,617
Cost of revenues		(194,719)		(195,422)		(249,390)
Gross (loss)/profit		(42,743)		9,073		57,227
Operating expenses:						
General and administrative expenses		(101,632)		(104,572)		(97,291)
Research and development expenses		(34,385)		(43,508)		(45,004)
Selling and marketing expenses		(21,431)		(22,611)		(23,614)
Total operating expenses		(157,448)		(170,691)		(165,909)
Subsidy income		6,127		1,672		1,953
Loss from operations		(194,064)		(159,946)		(106,729)
Other income and expenses:						
Interest income		446		3,179		3,609
Interest expense		(5,411)		(3,323)		(2,628)
Loss on changes in fair value of Bridge Notes		(9,861)		—		—
Gain on changes in fair value of warrant liability		2,469		979		59
Other (expense) income, net		(62)		944		(713)
Loss before provision for income tax		(206,483)		(158,167)		(106,402)
Income tax expense		—		(33)		(10)
Net loss	$	(206,483)	$	(158,200)	$	(106,412)
Less: Net loss attributable to noncontrolling interest		—		—		(76)
Net loss attributable to Microvast Holdings, Inc.		(206,483)		(158,200)		(106,336)
Less: Accretion of Series C1 Preferred		2,257		—		—
Less: Accretion of Series C2 Preferred		5,132		—		—
Less: Accretion of Series D1 Preferred		10,708		—		—
Less: Accretion for noncontrolling interests		9,523		—		—
Net loss attributable to common stock shareholders of Microvast Holdings, Inc.	$	(234,103)	$	(158,200)	$	(106,336)
Net loss per share attributable to common stock shareholders of Microvast Holdings, Inc.						
Basic and diluted	$	(1.26)	$	(0.52)	$	(0.34)
Weighted average shares used in calculating net loss per share of common stock:						
Basic and diluted		185,896,482		303,279,188		310,909,379

The accompanying notes are an integral part of these consolidated financial statements.

MICROVAST HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(In thousands of U.S. dollars, except share and per share data, or as otherwise noted)

	Year Ended December 31,		
	2021	2022	2023
Net loss	$ (206,483)	$ (158,200)	$ (106,412)
Foreign currency translation adjustment	(655)	(24,782)	(7,621)
Comprehensive loss	**$ (207,138)**	**$ (182,982)**	**$ (114,033)**
Comprehensive loss attributable to noncontrolling interests	—	—	(164)
Total comprehensive loss attributable to Microvast Holdings, Inc.	**$ (207,138)**	**$ (182,982)**	**$ (113,869)**

The accompanying notes are an integral part of these consolidated financial statements.

MICROVAST HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' (DEFICIT)/EQUITY
(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

	Year Ended December 31, 2021						
	Common Stock						
	Shares	Amount	Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive income	Statutory reserve	Total Microvast Holdings, Inc. shareholders' (Deficit)/ Equity
Balance as of December 31, 2020	99,028,297	$ 6	$ —	$ (397,996)	$ 7,356	$ 6,032	$ (384,602)
Net loss	—	—	—	(206,483)	—	—	(206,483)
Accretion for Series C1 Preferred	—	—	—	(2,257)	—	—	(2,257)
Accretion for Series C2 Preferred	—	—	—	(5,132)	—	—	(5,132)
Accretion for Series D1 Preferred	—	—	—	(10,708)	—	—	(10,708)
Accretion for redeemable noncontrolling interests	—	—	—	(5,841)	—	—	(5,841)
Accretion for the exiting noncontrolling interests	—	—	—	(3,682)	—	—	(3,682)
Issuance of common stock upon the reverse recapitalization, net of issuance costs (Note 3)	191,254,950	23	1,241,828	—	—	—	1,241,851
Issuance of common stock in connection with vesting of restricted stock units and stock options (including the conversion and vesting of Series B2 preferred)	8,559,769	1	39,532	—	—	—	39,533
Share-based compensation(Note 22)	—	—	24,674	—	—	—	24,674
Foreign currency translation adjustments	—	—	—	—	(655)	—	(655)
Balance as of December 31, 2021	**298,843,016**	**$ 30**	**$ 1,306,034**	**$ (632,099)**	**$ 6,701**	**$ 6,032**	**$ 686,698**

The accompanying notes are an integral part of these consolidated financial statements.

MICROVAST HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' (DEFICIT)/EQUITY - Continued
(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

| | Year Ended December 31, 2022 | | | | | | |
| | Common Stock | | | | | | |
	Shares	Amount	Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive income/(loss)	Statutory reserve	Total Microvast Holdings, Inc. Shareholders' Equity
Balance as of December 31, 2021	298,843,016	$ 30	$ 1,306,034	$ (632,099)	$ 6,701	$ 6,032	$ 686,698
Net loss	—	—	—	(158,200)	—	—	(158,200)
Cumulative effect adjustment related to opening retained earnings for adoption of ASU2016-13, Financial instruments- Credit losses (Topic 326)	—	—	—	(866)	—	—	(866)
Issuance of common stock in connection with vesting of share-based awards	8,785,495	1	(1)	—	—	—	—
Share-based compensation(Note 22)	—	—	110,127	—	—	—	110,127
Foreign currency translation adjustments	—	—	—	—	(24,782)	—	(24,782)
Balance as of December 31, 2022	**307,628,511**	**$ 31**	**$ 1,416,160**	**$ (791,165)**	**$ (18,081)**	**$ 6,032**	**$ 612,977**

The accompanying notes are an integral part of these consolidated financial statements.

MICROVAST HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' (DEFICIT)/EQUITY - Continued
(In thousands of U.S. dollars, except share and per share data, or as otherwise noted)

	Year Ended December 31, 2023								
	Common Stock								
	Shares	Amount	Additional paid-in capital	Accumulated deficit	Accumulated other Comprehensive (loss) /income	Statutory reserves	Total Microvast Holdings, Inc. Shareholders' Equity	Noncontrolling Interests	Total Equity
Balance as of December 31, 2022	307,628,511	$ 31	$ 1,416,160	$ (791,165)	$ (18,081)	$ 6,032	$ 612,977	$ —	$ 612,977
Net loss	—	—	—	(106,336)	—	—	(106,336)	(76)	(106,412)
Capital contribution from noncontrolling interests	—	—	—	—	—	—	—	2,174	2,174
Reduction of noncontrolling interest	—	—	(164)	—	—	—	(164)	(2,010)	(2,174)
Issuance of common stock in connection with vesting of share-based awards	7,378,431	1	(1)	—	—	—	—	—	—
Share-based compensation(Note 22)	—	—	65,246	—	—	—	65,246	—	65,246
Foreign currency translation adjustments	—	—	—	—	(7,533)	—	(7,533)	(88)	(7,621)
Balance as of December 31, 2023	**315,006,942**	**$ 32**	**$ 1,481,241**	**$ (897,501)**	**$ (25,614)**	**$ 6,032**	**$ 564,190**	**$ —**	**$ 564,190**

The accompanying notes are an integral part of these consolidated financial statements.

MICROVAST HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of U.S. dollars, except share and per share data, or as otherwise noted)

	Year Ended December 31,		
	2021	**2022**	**2023**
Cash flows from operating activities			
Net loss	$ (206,483)	$ (158,200)	$ (106,412)
Adjustments to reconcile net loss to net cash used in operating activities:			
Loss /(gain) on disposal of property, plant and equipment	13	(14)	1,947
Depreciation of property, plant and equipment	19,975	19,811	22,141
Amortization of land use rights and intangible assets	738	554	787
Noncash lease expenses	—	2,214	2,764
Share-based compensation	82,894	90,808	64,971
Changes in fair value of warrant liability	(2,469)	(979)	(59)
Changes in fair value of Bridge Notes	9,861	—	—
Allowance of credit losses	721	1,640	236
Provision for obsolete inventories	18,295	4,789	3,613
Impairment loss from property, plant and equipment	2,443	1,798	504
Product warranty	52,932	14,097	12,688
Changes in operating assets and liabilities:			
Notes receivable	10,016	3,187	(25,338)
Accounts receivable	(11,844)	(38,924)	(21,759)
Inventories	(25,892)	(43,694)	(74,406)
Prepaid expenses and other current assets	(10,980)	3,628	(14,291)
Amounts due from/to related parties	(84)	85	—
Operating lease right-of-use assets	—	(19,375)	(5,446)
Other non-current assets	(2,135)	(282)	(547)
Notes payable	24,159	13,490	(3,507)
Accounts payable	(2,499)	7,146	68,576
Advance from customers	(971)	53,022	(10,949)
Accrued expenses and other liabilities	(5,947)	(24,674)	6,602
Operating lease liabilities	—	14,999	2,266
Other non-current liabilities	2,218	946	316
Net cash used in operating activities	(45,039)	(53,928)	(75,303)
Cash flows from investing activities			
Purchases of property, plant and equipment	(87,862)	(150,880)	(186,788)
Proceeds on disposal of property, plant and equipment	—	5	1,649
Purchase of short-term investments	—	(25,070)	(5,966)
Proceeds from maturity of short-term investments	—	—	25,500
Net cash used in investing activities	(87,862)	(175,945)	(165,605)
Cash flows from financing activities			
Proceeds from bank borrowings	38,926	58,708	47,852
Repayment of bonds payable	—	(29,259)	(692)

MICROVAST HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS - continued
(In thousands of U.S. dollars, except share and per share data, or as otherwise noted)

	Year Ended December 31,		
	2021	2022	2023
Repayment of bank borrowings	(37,568)	(24,482)	(14,119)
Loans borrowing from related parties	8,426	—	—
Repayment of related party loans	(8,426)	—	—
Cash received from the trust account upon Merger, net of transaction costs (Note 3)	222,629	—	—
Cash received from Private Investment in Public Equity ("PIPE") investors upon Merger (Note 3)	482,500	—	—
Payment to exited noncontrolling interests (Note 19)	(139,038)	—	—
Issuance of Bridge Notes (Note 14)	57,500	—	—
Net cash generated from financing activities	624,949	4,967	33,041
Effect of exchange rate changes	2,865	(8,586)	(6,561)
Increase (Decrease) in cash, cash equivalents and restricted cash	494,913	(233,492)	(214,428)
Cash, cash equivalents and restricted cash at beginning of the year	41,196	536,109	302,617
Cash, cash equivalents and restricted cash at end of the year	$ 536,109	$ 302,617	$ 88,189
Reconciliation to amounts on consolidated balance sheets			
Cash and cash equivalents	$ 480,931	$ 231,420	$ 44,541
Restricted cash	55,178	71,197	43,648
Total cash, cash equivalents and restricted cash	$ 536,109	$ 302,617	$ 88,189
Supplemental disclosure of cash flow information			
Interest paid	$ 2,686	$ 5,135	$ 4,373
Income tax paid	$ —	$ —	$ —
Non-cash investing and financing activities			
Payable for purchase of property, plant and equipment	$ 18,500	$ 29,183	$ 96,350

The accompanying notes are an integral part of these consolidated financial statements.

MICROVAST HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023
(In thousands of U.S. dollars, except share and per share data, or as otherwise noted)

1. DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Microvast, Inc. was incorporated under the laws of the State of Texas in the United States of America on October 12, 2006 and re-domiciled to the State of Delaware on December 31, 2015. On July 23, 2021 (the "Closing Date"), Microvast, Inc. and Tuscan Holdings Corp.("Tuscan") consummated the previously announced merger (the "Merger" or the "Business Combination"), pursuant to the Agreement and Plan of Merger (the "Merger Agreement") dated February 1, 2021, between Tuscan, Microvast, Inc. and TSCN Merger Sub Inc., a Delaware corporation ("Merger Sub").

Pursuant to the Merger Agreement, the Merger Sub merged with and into Microvast, Inc., with Microvast, Inc. surviving the Merger. As a result of the Merger, Tuscan was renamed "Microvast Holdings, Inc." (the "Company"). The Merger was accounted for as a reverse recapitalization as Microvast, Inc. was determined to be the accounting acquirer under Financial Accounting Standards Board's Accounting Standards Codification Topic 805, Business Combinations ("ASC 805"). Please refer to Note 3 "Reverse Recapitalization" for further details of the Merger.

Upon the completion of the Merger transaction between Microvast, Inc. and Tuscan, the share, per share value and net loss per share available to Microvast Inc.'s common stockholders in the financial statements for each of the year ended December 31, 2021 were retroactively recast to reflect the exchange ratio established in the Merger Agreement. Refer to Note 3 for details.

As of December 31, 2023, details of the Company's major subsidiaries are as follows:

Subsidiaries	Place of incorporation	Date of incorporation	Percentage of ownership
Microvast, Inc. ("*Microvast*")	Delaware, USA	October 2006	100 %
Microvast Power Solutions, Inc ("*MP Solutions*")	Texas, USA	July 2013	100 %
Microvast Power Systems Co., Ltd. ("*MPS*")	Huzhou, PRC	December 2006	100 %
Microvast GmbH ("*MV GmbH*")	Germany	May 2016	100 %
Huzhou Hongwei New Energy Automobile Co., Ltd. ("*Hongwei*")	Huzhou, PRC	December 2016	100 %
Microvast Energy, Inc. ("*MV Energy*")	Colorado, USA	July 2022	100 %

The Company and its subsidiaries (collectively, the "Group") are primarily engaged in developing, manufacturing, and selling lithium-ion battery technologies for use in commercial electric vehicles and battery energy storage systems across the globe.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The consolidated financial statements of the Group have been prepared in accordance with the generally accepted accounting principles in the United States of America ("U.S. GAAP").

Basis of consolidation

The consolidated financial statements of the Group include the financial statements of the Company and its subsidiaries. All intercompany transactions and balances have been eliminated upon consolidation.

MICROVAST HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023
(In thousands of U.S. dollars, except share and per share data, or as otherwise noted)

2. SIGNIFICANT ACCOUNTING POLICIES - continued

Going concern

The accompanying consolidated financial statements of the Group have been prepared on the going concern basis, which contemplates the continuity of normal business activities and the realization of assets and the discharge of liabilities in the normal course of business.

For the years ended December 31, 2023, 2022 and 2021, the Group generated revenues of $306,617, $204,495 and $151,976, gross profit /(loss) of $57,227, $9,073 and $(42,743), and incurred net losses of $106,412, $158,200 and $206,483, respectively.

Despite the above, the Group has incurred significant losses and negative cash flows from operations in the last three years. For the years ended December 31, 2023, 2022 and 2021, the Group incurred net losses of $106,412, $158,200 and $206,483, respectively, and generated negative cash flows from operating activities amounting to $75,303, $53,928 and $45,039, respectively. As of December 31, 2023, the Group had working capital of $22,196, shareholders' equity of $564,190, including an accumulated deficit of $897,501, and cash and cash equivalents balance of $44,541. As of December 31, 2023, the Group also had outstanding borrowings of $79,153, of which the amount to be paid in the next 12 months is $35,392, and other current liabilities of $368,018, including accounts payable, notes payable, accrued expenses and other current liabilities. Purchase commitments for non-cancelable contractual obligations primarily related to purchases of inventory were $52,588 as of December 31, 2023.

In addition, the Group launched its new 53.5Ah cell technology in 2021, which necessitated significant investment in capacity expansions in both Huzhou, China and Tennessee, United States. The 2GWh cell, module and tray expansion in Huzhou was completed in the third quarter of 2023 and is now generating revenue. The Tennessee 2GWh expansion, which utilizes the same production equipment as the one used in the Huzhou expansion, was originally scheduled to be completed in the fourth quarter of 2023. Management now estimates this project will not be in operation until it raises sufficient funding to meet the remaining capital expenditure needs. Due to the Tennessee capacity expansion, as of and for the year ended December 31, 2023, the Group had long-lived assets located in the United States accounting for 49% of the Groups' long-lived assets while revenues from the United States customers only represented 1% of the Group's revenues. Refer to Note 25 for details.

The Group expects that an additional $150,000 to $170,000 of funding will be needed to complete the Tennessee capacity expansion, including payment for certain accounts payable owed to suppliers in relation to assets and services provided for this expansion. As of December 31, 2023, the Group has made total capital commitments for construction and purchase of property, plant and equipment amounting to $64,686, $57,577 of which is payable within one year, and most of which relates to production equipment to be used in the Tennessee facility. These capital commitments have been included in the estimated $150,000 to $170,000 required to complete the Tennessee capacity expansion.

The Group has outstanding payables in relation to assets and services provided for the Tennessee capacity expansion amounting to $56,985 that are currently due to its suppliers as of December 31, 2023 and the Group has received notice of non-payment from certain of these suppliers with a total amount of $5,548. Further, as of today, there are several suppliers which have filed liens mostly with the county in which the Tennessee project is situated, with a total amount of $31,907 received by the Group. One supplier has also filed a litigation alleging that the Group failed to pay for the construction work performed on the Tennessee project. Refer to Note 28 for details.

In light of the Group's projected capital expenditures required to complete its Tennessee capacity expansion and its operating requirements under its current business plan, the Group is projecting that its existing cash and cash equivalents will not be sufficient to fund its operations and capital expenditure needs through the next twelve months from the date of issuance of its consolidated financial statements. These conditions and events raise substantial doubt about the Group's ability to continue as a going concern and the Group's ability to continue as a going concern is dependent on its ability to raise additional capital. As of the date of issuance of the financial statements, the Group is pursuing a Proposed Term Loan, further described below.

MICROVAST HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023
(In thousands of U.S. dollars, except share and per share data, or as otherwise noted)

2. SIGNIFICANT ACCOUNTING POLICIES - continued

Going concern - continued

Proposed Term Loan – To meet its funding needs, management is seeking to secure a loan intended to support the Tennessee capacity expansion for which the amount may be disbursed in multiple advances. As of the date of issuance of the financial statements, the Group is in the process of negotiating a credit agreement of $150,000 with a third party lender (the "Proposed Term Loan") with a maturity term of four years from the closing date. Under the Proposed Term Loan, advances are subject to the satisfaction or waiver of a number of conditions, including but not limited to the delivery of certain customary certifications, as well as opinions from its legal counsel as to certain matters related to the applicability and availability of certain tax credits and enforceability, the assignment to a US subsidiary of certain assets related to the Tennessee project and payment to the lender of certain upfront fees and expenses. Additionally, prior to finalizing the Proposed Term Loan, certain other arrangements have to be negotiated, which include but are not limited to, entering into a $30,000 working capital loan simultaneously with the Proposed Term Loan. The Group is in process of negotiating those arrangements.

There are risks associated with the Proposed Term Loan including but not limited to:

- The Group may not reach a final agreement with the lender due to the reason that the aforementioned arrangements in conjunction with the Proposed Term Loan may not be successfully made, or other causes.
- The Group may not be able to meet all of the conditions precedent to get advances of the loan under the Proposed Term Loan once it entered into.
- There may be a delay in getting advances of the Proposed Term Loan thereby necessitating additional bridge funding to be obtained by the Group.

Besides the Proposed Term Loan, the Group is currently evaluating several different other funding initiatives. Such initiatives in consideration include the issuance of debt or equity instruments and/or the sale or disposal of certain US real estate assets that are not integral to its cell manufacturing or assembly operations. As of the date of issuance of those financial statements, the Group is currently prioritizing closing the Proposed Term Loan whilst any other funding initiatives remain under review.

In addition to the above, the Group has selected and the Board of Directors has approved to engage an investment bank to assess strategic alternatives, provide advisory services and to solicit additional financing from third-party sources.

These plans are not final and are subject to market and other conditions not within the Group's control. As such, there can be no assurance that the Group will be successful in obtaining sufficient funding. Should sufficient funding not be secured through the plans, or should there be a delay in the timing of securing funds through these funding initiatives, this would have adverse implications for the Group and its shareholders. In these scenarios, the Group will need to seek other options, including delaying or reducing operating and capital expenditure and the possibility of an alternative transaction or fundraising.

Accordingly, management has concluded that these plans do not alleviate the substantial doubt about the Group's ability to continue as a going concern within one year after the date the consolidated financial statements are issued. Based on the factors above, a material uncertainty exists which may cast significant doubt as to whether the Group will continue as a going concern and therefore whether it will realize its assets and discharge its liabilities in the normal course of business and at the amounts stated in the financial statements. The accompanying consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or to the amounts and classification of liabilities that might be necessary should the Group not continue as a going concern.

Noncontrolling interests

For the Company's consolidated subsidiaries, noncontrolling interests are recognized to reflect the portion of their equity that is not attributable, directly or indirectly, to the Company as the controlling shareholder. Noncontrolling interests are classified as a separate line item in the equity section of the Company's consolidated balance sheets and have been separately disclosed in the Company's consolidated statements of operations and comprehensive loss to distinguish the interests from that of the Company.

MICROVAST HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023
(In thousands of U.S. dollars, except share and per share data, or as otherwise noted)

2. SIGNIFICANT ACCOUNTING POLICIES - continued

Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenue, costs and expenses in the consolidated financial statements and accompanying notes, and disclosure of contingent liabilities at the date of the consolidated financial statements. Actual results could differ from these estimates. Significant accounting estimates reflected in the Group's financial statements include allowance for credit losses, provision for obsolete inventories, impairment of long-lived assets, valuation allowance for deferred tax assets, product warranties, fair value measurement of Bridge Notes, fair value measurement of warrant liability and share based compensation.

Emerging Growth Company

Pursuant to the JOBS Act, an emerging growth company may adopt new or revised accounting standards that may be issued by FASB or the SEC either (i) within the same periods as those otherwise applicable to non-emerging growth companies or (ii) within the same time periods as private companies. The Company intends to take advantage of the exemption for complying with new or revised accounting standards within the same time periods as private companies. Accordingly, the information contained herein may be different than the information provided by other public companies.

The Company also intends to take advantage of some of the reduced regulatory and reporting requirements of emerging growth companies pursuant to the JOBS Act so long as the Company qualifies as an emerging growth company, including, but not limited to, an exemption from the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation, and exemptions from the requirements of holding non-binding advisory votes on executive compensation and golden parachute payments.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and highly liquid investments, which are unrestricted from withdrawal or use, or which have maturities of three months or less.

Restricted cash

Restricted cash represents deposits made to banks to secure bank acceptance notes (or Notes Payable), letters of credit issued by the Group, and restricted use bank borrowings (see Note 12). It is common in the PRC that the banks require the Group to pledge notes receivable or make a deposit as collateral. The deposits and the matured bank acceptance notes from its customers are recorded as restricted cash in the consolidated balance sheets.

Accounts receivable

Accounts receivable represents those receivables derived in the ordinary course of business, net of allowance for credit losses. Beginning on January 1, 2022, the Group evaluates its accounts receivable for expected credit losses on a regular basis. The Group maintains an estimated allowance for credit losses to reduce its accounts receivable to the amount that it believes will be collected. The Group uses the creditworthiness of customers, aging of the receivables, past transaction history with customers and their current condition, changes in customer payment terms, specific facts and circumstances, and the overall economic climate in the industries the Group serves to monitor the Group's receivables within the scope of expected credit losses model and use these as a basis to develop the Group's expected loss estimates.

Notes receivable and payable

The Group accepts bank acceptance notes ("notes") from customers in the PRC in the normal course of business. The Group may present these notes with banks in the PRC for cash payment or endorse these notes to its suppliers to settle its accounts payable. The Group derecognised the endorsed notes upon transferring them to its suppliers as the Group loses effective control over these notes. Notes receivable and payable are typically non-interest bearing and have maturities of one year or less.

MICROVAST HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023
(In thousands of U.S. dollars, except share and per share data, or as otherwise noted)

2. SIGNIFICANT ACCOUNTING POLICIES - continued

Notes receivable and payable - continued

As of December 31, 2022 and 2023, the balance of notes receivable were $2,196 and $23,736, respectively while certain notes receivable have been pledged to banks to secure their issuance of bank acceptance notes for the Group.

Short-term investments

The Group's short-term held-to-maturity investments are classified based on their contractual maturity dates which are less than one year and are recorded at their amortized costs. The Company recognized $—, $70 and $438 interest income from the short-term investments for the years ended December 31, 2021, 2022 and 2023, respectively.

The Group reviews its held-to-maturity investments for other-than-temporary impairment ("OTTI") based on the specific identification method. The Group considers available quantitative and qualitative evidence in evaluating the potential impairment of its short-term investments. If the cost of an investment exceeds the investment's fair value, the Group considers, among other factors, general market conditions, expected future performance of the instruments, the duration and the extent to which the fair value of the investment is less than the cost, and the Group's intent and ability to hold the investments. OTTI is recognized as a loss in the consolidated statements of operations.

Inventories, net

Inventories of the Group consist of raw materials, work in process and finished goods. Inventories are stated at the lower of cost or net realizable value. Inventory costs include expenses that are directly or indirectly incurred in the acquisition and production process, including shipping and handling costs charged by suppliers. The cost of materials and supplies used in production, direct labor costs and allocated overhead costs are all included in the inventory costs. The allocated overhead cost includes depreciation, insurance, employee benefits, and indirect labor. Cost is determined using the weighted average method. Inventories are written down to net realizable value taking into consideration of estimates of future demand, technology developments, market conditions and reasonably predicative costs of completion or disposal.

Prepaid expenses and other current assets

Prepaid expenses and other current assets primarily consist of advances to suppliers, prepaid expenses, deposits and value-added tax receivables.

Property, plant and equipment, net

Property, plant and equipment are carried at cost less accumulated depreciation. Depreciation is calculated on a straight-line basis over the following estimated useful lives:

Buildings	20 years
Machineries and equipment	10 years
Fixtures and electronic equipment	4 - 5 years
Motor vehicles	5 years
Leasehold improvements	Shorter of the lease term or estimated useful lives

Construction in progress represents manufacturing facilities and equipment under construction, and is stated at cost. The capitalization of these costs ceases when construction in progress is transferred to property, plant and equipment and substantially ready for its intended use. No depreciation is recorded for construction in progress. Repair and maintenance costs are charged to expenses as incurred.

MICROVAST HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023
(In thousands of U.S. dollars, except share and per share data, or as otherwise noted)

2. SIGNIFICANT ACCOUNTING POLICIES - continued

Land use rights, net

Land use rights are recorded at cost less accumulated amortization. Amortization is provided on a straight-line basis over the estimated useful lives, which are generally 50 years and represent the shorter of the estimated usage periods or the terms of the land use rights agreements.

Acquired intangible assets, net

Acquired intangible assets with definite lives are amortized on a straight-line basis over their expected useful economic lives.

Impairment of long-lived assets

The Company reviews long-lived assets with finite lives, including identifiable intangible assets with determinable useful lives, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future net undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Fair value is estimated based on various valuation techniques, including the discounted value of estimated future cash flows. The evaluation of asset impairment requires the Group to make assumptions about future cash flows over the life of the asset being evaluated. These assumptions require significant judgment and actual results may differ from assumed and estimated amounts. Refer to Note 7 for details.

Fair value of financial instrument

Financial instruments include cash and cash equivalents, restricted cash, short-term investments, accounts receivable, notes receivable, other receivable, amounts due from/to related parties, accounts payable, short-term bank borrowings, notes payable, bonds payable, Bridge Notes and warrant liability. The Group carries its cash and cash equivalents, restricted cash, Bridge Notes and warrant liability at fair value. The carrying values of other current financial instruments approximate their fair values reported in the consolidated balance sheets due to their short-term maturity.

Fair value

Fair value is the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

Authoritative literature provides a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. An asset or liability categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement as follows:

Level 1

Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2

Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

MICROVAST HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023
(In thousands of U.S. dollars, except share and per share data, or as otherwise noted)

2. SIGNIFICANT ACCOUNTING POLICIES - continued

Fair value - continued

Level 3

Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

Revenue recognition

Nature of Goods and Services

The Group's revenue consists primarily of sales of lithium-ion batteries. The obligation of the Group is providing the battery products. Revenue is recognized at the point of time when control of the promised goods or services is transferred to the customer, in an amount that reflects the consideration the Group expects to be entitled to in exchange for the goods or services.

Contract balances

Contract balances include accounts receivable and advances from customers. Accounts receivable represent cash not received from customers and are recorded when the rights to consideration is unconditional. The allowance for credit losses reflects the best estimate of probable losses inherent to the accounts receivable balance. Contract liabilities, recorded in advance from customers in the consolidated balance sheet, represent payment received in advance. During the years ended December 31, 2021, 2022 and 2023, the Group recognized $1,455, $1,151 and $2,492 of revenue previously included in advance from customers as of January 1, 2021, January 1, 2022 and January 1, 2023, respectively, which consist of payments received in advance related to its sales of lithium-ion batteries.

Value added taxes

The Group reports revenue net of VAT. Entities in PRC that are VAT general tax payers are allowed to offset qualified VAT paid against their output VAT liabilities.

Cost of revenues

Cost of revenues primarily consists of the cost of the products ultimately sold to customers, shipping and handling costs charged to the Group in the sales, product warranty expense, provision for obsolete inventories and other related cost that are directly attributable to the production of products.

Product Warranty

The Group provides product warranty, which entails repair or replacement of non-conforming items, in conjunction with the sales of products. The warranty liability recorded at each balance sheet date reflects management's best estimates of its product warranty based on historical information and other currently available evidence.

The Group's product warranty generally ranges from one to eight years. The Group establishes a reserve for the estimated cost of the product warranty at the time revenue is recognized. The portion of the warranty that is expected to incur within the next 12 months is recorded in accrued expenses and other current liabilities, while the remaining balance is recorded in other non-current liabilities on the consolidated balance sheets. Product warranty is recorded as a cost of revenues.

Research and development expenses

Research and development expenses primarily consist of salaries and benefits for research and development personnel, raw materials, office rental expense, general expenses and depreciation expenses associated with research and development activities.

MICROVAST HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023
(In thousands of U.S. dollars, except share and per share data, or as otherwise noted)

2. SIGNIFICANT ACCOUNTING POLICIES - continued

Subsidy income

Government subsidies represent government grants received from local government authorities.

Government subsidies related to the investment in production facilities is initially recorded as other current or other non-current liabilities and is amortized on a straight-line basis to offset the cost of revenues over the life of the relevant production assets or amortized on an effective interest method over the term of the loan.

The Group amortized the deferred subsidy at $269, $538 and $390 during the years ended December 31, 2021, 2022 and 2023, respectively. As of December 31, 2022 and 2023, the carrying amount of the current portion of the deferred subsidy income was $542 and $531, and the non-current portion was $3,066 and $3,382, respectively.

Income taxes

Current income taxes are provided for in accordance with the laws of the relevant tax authorities. Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements. Net operating loss carry forwards and credits are applied using enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more-likely-than-not that a portion of or all of the deferred tax assets will not be realized.

The Group accounts for uncertain tax positions by reporting a liability for unrecognized tax benefits resulting from uncertain tax positions taken or expected to be taken in a tax return. Tax benefits are recognized from uncertain tax positions when the Group believes that it is more likely than not that the tax position will be sustained on examination by the taxing authorities based on the technical merits of the position. The Group recognizes interest and penalties, if any, related to unrecognized tax benefits in income tax expense.

Share-based compensation

Share-based payment transactions with employees are measured based on the grant date fair value of the equity instrument and recognized as compensation expense on a straight-line basis over the requisite service period, with a corresponding impact reflected in additional paid-in capital.

For share-based awards granted with performance condition, the compensation cost is recognized when it is probable that the performance condition will be achieved. The Company reassesses the probability of achieving the performance condition at the end of each reporting date and records a cumulative catch-up adjustment for any changes to its assessment. For performance-based awards with a market condition, such as awards based on total shareholder return ("TSR"), compensation expense is recognized on a straight-line basis over the estimated service period of the award, regardless of whether the market condition is satisfied. Forfeitures are recognized as they occur.

Liability-classified awards are remeasured at their fair-value-based measurement as of each reporting date until settlement.

Operating leases

On January 1, 2022, the Company adopted ASU No. 2016-02, Leases (Topic 842) ("ASC 842"), using the modified retrospective transition method resulting in the recording of operating lease right-of-use (ROU) assets of $18,826 and operating lease liabilities of $18,776 upon adoption. Prior period amounts have not been adjusted and continue to be reported in accordance with the previous accounting guidance. The adoption of the new guidance did not have a material effect on the consolidated statements of operations. As of December 31, 2023, the Company recorded operating lease right-of-use (ROU) assets of $19,507 and operating lease liabilities of $19,500, including current portion in the amount of $2,413, which was recorded under accrued expenses and other current liabilities on the balance sheet.

MICROVAST HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023
(In thousands of U.S. dollars, except share and per share data, or as otherwise noted)

2. SIGNIFICANT ACCOUNTING POLICIES - continued

Operating leases - continued

The Company determines if an arrangement is a lease or contains a lease at lease inception. Operating leases are required to be recorded in the statement of financial position as right-of-use assets and lease liabilities, initially measured at the present value of the lease payments. The Company has elected the package of practical expedients, which allows the Company not to reassess (1) whether any expired or existing contracts as of the adoption date are or contain a lease, (2) lease classification for any expired or existing leases as of the adoption date and (3) initial direct costs for any expired or existing leases as of the adoption date. The Company also elected the practical expedient not to separate lease and non-lease components of contracts. Lastly, for lease assets other than real estate, such as printing machines and electronic appliances, the Company elected the short-term lease exemption as their lease terms are 12 months or less.

As the rate implicit in the lease is not readily determinable, the Company estimates its incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. The incremental borrowing rate is estimated in a portfolio approach to approximate the interest rate on a collateralized basis with similar terms and payments in a similar economic environment. Lease expense is recorded on a straight-line basis over the lease term.

Warrant Liability

The Company accounts for warrants in accordance with the guidance contained in ASC 815-40 under which the warrants do not meet the criteria for equity treatment and must be recorded as liabilities. As the Private Warrants (as defined below Note 15) meet the definition of a derivative as contemplated in ASC 815, the Company classifies the Private Warrants as liabilities. This liability is subject to re-measurement at each balance sheet date until exercised, and any change in fair value is recognized in the statements of operations. The Private Warrants are valued using a Monte Carlo simulation model on the basis of the quoted market price of the Company's publicly-traded warrants.

Comprehensive loss

Comprehensive loss includes net loss and foreign currency translation adjustments. Comprehensive loss is reported in the consolidated statements of comprehensive loss.

Net loss per share

Basic loss per share is computed by dividing net loss attributable to common stock, considering the accretions to redemption value of any preferred shares, by the weighted average number of common stock outstanding during the year using the two-class method. Under the two-class method, any net loss is allocated between Common Stock and other participating securities based on their participating rights. Net loss is not allocated to participating securities when the participating securities do not have a contractual obligation to share losses.

The Company's preferred shares that existed before its Merger, were participating securities as they participated in undistributed earnings on an as-if-converted basis. The preferred shares had no contractual obligation to fund or otherwise absorb the Company's losses. Accordingly, any undistributed net loss was allocated on a pro rata basis to the common stock and preferred shares; whereas any undistributed net loss is allocated to ordinary shares only. All preferred shares that existed prior to the Merger were converted into common stock pursuant to the Merger and as of December 31, 2023, the Company does not have any preferred shares in issue.

Diluted loss per share is calculated by dividing net loss attributable to Common Stock, as adjusted for the accretion and allocation of net loss related to preferred shares, if any, by the weighted average number of Common Stock and dilutive Common equivalent stock outstanding during the period. Common equivalent stock consist of shares issuable upon the conversion of any preferred shares and convertible bonds using the if-converted method, and Common Stock issuable upon the vesting of non-vested shares or exercise of outstanding share options (using the treasury stock method). Common equivalent stock are calculated based on the most advantageous conversion rate or exercise price from the standpoint of the security holder. Common equivalent stock are not included in the denominator of the diluted earnings per share calculation when inclusion of such shares would be anti-dilutive.

MICROVAST HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023
(In thousands of U.S. dollars, except share and per share data, or as otherwise noted)

2. SIGNIFICANT ACCOUNTING POLICIES - continued

Foreign currencies

The functional currency of the Company and all subsidiaries located in the U.S. is the United States dollar ("U.S. dollar"). For the Company's subsidiaries located in the PRC, the functional currency is the Chinese Renminbi ("RMB"); the Company's UK subsidiary, MP UK, the functional currency is the Great British Pound ("Pound"); the Company's Germany subsidiary, MV GmbH, the functional currency is the Euro, and the Company's Singapore subsidiary, MV Singapore, the functional currency is the Singapore Dollar ("SGD").

In preparing the consolidated financial statements of each individual group subsidiary, transactions in currencies other than the subsidiary's functional currency (foreign currencies) are converted into the functional currency at the rates of exchange prevailing on the dates of the transactions. At the end of each reporting period, monetary items denominated in foreign currencies are translated at the rates prevailing at that date. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

Exchange differences on the monetary items are recognized in the consolidated statements of operations in the period in which they arise.

For the purposes of presenting the consolidated financial statements, the assets and liabilities of the Group's foreign operations are translated into the reporting currency of the Group (i.e. US$) at the prevailing exchange rate at the end of the reporting period, and their income and expenses are translated at the average exchange rates for the year. Translation adjustments are reported as cumulative translation adjustments and are shown as a component of other comprehensive loss.

Foreign currency risk

RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People's Bank of China, controls the conversion of RMB into other currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. Cash and cash equivalents and restricted cash of the Group included aggregate amounts of $98,021 and $62,829 as of December 31, 2022 and 2023, respectively, which were denominated in RMB.

Concentration of credit risk

Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of cash and cash equivalents, restricted cash, accounts receivable, notes receivable and short-term investments. The Group places its cash and cash equivalents with financial institutions with high credit ratings and quality. The Group conducts credit evaluations of customers and generally does not require collateral or other security from its customers.

The following table summarizes net revenues from customers that accounted for 10% or more of the Group's net revenues for 2021, 2022 and 2023:

	December 31, 2021	December 31, 2022	December 31, 2023
Percentage of revenue contributed by Customer A	*%	*%	18 %
Percentage of revenue contributed by Customer B	*%	*%	11 %
Percentage of revenue contributed by Customer C	11 %	12 %	*%

*Revenue from such customer represented less than 10% of the Group's revenue during the respective periods.

MICROVAST HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023
(In thousands of U.S. dollars, except share and per share data, or as otherwise noted)

2. SIGNIFICANT ACCOUNTING POLICIES - continued

Concentration of credit risk - continued

The following table summarizes accounts receivable from customers that accounted for 10% or more of the Group's accounts receivable:

	December 31, 2022	December 31, 2023
Percentage of accounts receivable from Customer A	*%	18 %
Percentage of accounts receivable from Customer D	*%	11 %
Percentage of accounts receivable from Customer C	22 %	*%

*Accounts receivable from such customers represented less than 10% of the Group's accounts receivable during the respective years.

Supplier Concentration

The Group relies on third parties for the supply of raw materials. In instances where these parties fail to perform their obligations, the Group may find alternative suppliers in the open market. For the years ended December 31, 2021, 2022 and 2023, 12%, 18% and 15% of our raw materials were purchased through company E and F, respectively, although numerous alternate sources of supply are readily available on comparable terms for the raw materials supplied by company E and F.

Recent accounting pronouncements not yet adopted

In November 2023, the FASB issued ASU 2023-07 "Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures" ("ASU 2023-07"). ASU 2023-07 intends to improve reportable segment disclosure requirements, enhance interim disclosure requirements and provide new segment disclosure requirements for entities with a single reportable segment. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023, and for interim periods with fiscal years beginning after December 15, 2024. ASU 2023-07 is to be adopted retrospectively to all prior periods presented. The Company is currently assessing the impact this guidance will have on the consolidated financial statements and related disclosures.

In December 2023, the FASB issued ASU 2023-09 "Improvements to Income Tax Disclosures" ("ASU 2023-09"). ASU 2023-09 intends to improve the transparency of income tax disclosures. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024 and is to be adopted on a prospective basis with the option to apply retrospectively. The Company is currently assessing the impact of this guidance, however, the Company do not expect a material impact to the consolidated financial statements.

3. REVERSE RECAPITALIZATION

On July 23, 2021, Tuscan merged with Microvast, Inc., with Microvast, Inc. surviving from the Merger. As a result of the Merger, Tuscan was renamed "Microvast Holdings, Inc." On the Closing Date, pursuant to the terms of the Merger Agreement, the Framework Agreement[1] and Subscription Agreements entered into with the holders of an aggregate of $57,500 outstanding Bridge Notes issued by Microvast, Inc. (the "Bridge Notes", refer to Note 14) and the investors in the PIPE Financing:

- The Company issued 209,999,991 shares of Common Stock of the Company ("Common Stock") to the former owners of Microvast, Inc. pursuant to the Merger Agreement, which number is inclusive of the shares being issued to the certain MPS convertible loan investors (the "CL Investors", refer to Note 14) and MPS minority investors pursuant to the Framework Agreement;

- The Company issued 6,736,106 shares of Common Stock to the holders of the Bridge Notes;

MICROVAST HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023
(In thousands of U.S. dollars, except share and per share data, or as otherwise noted)

3. REVERSE RECAPITALIZATION - continued

- The Company issued 48,250,000 shares of Common Stock to the PIPE investors for a purchase price of $10.00 per share and an aggregate purchase price of $482,500;

- The Company issued 150,000 private placement units to Tuscan Holdings Acquisition LLC (the "Sponsor") upon conversion of Notes payable by the Company in the amount of $1,500; such private placement units consist of (i) 150,000 shares of Common Stock and (ii) warrants to purchase 150,000 shares of Common Stock at an exercise price of $11.50 per share;

Pursuant to the Merger Agreement, the former owners of Microvast, Inc. ("Microvast Holders") and the MPS minority investors will have the ability to earn, in the aggregate, an additional 19,999,988 shares of Common Stock ("Earn-Out Shares") if the daily volume weighted average price of the Common Stock is greater than or equal to $18.00 for any 20 trading days within a 30 trading day period (or a change of control of the Company occurs that results in the holders of Common Stock receiving a per share price equal to or in excess of $18.00), during the period commencing on the Closing Date and ending on the third anniversary of the Closing Date. In accordance with ASC 815-40, the Earn-Out Shares were indexed to the Common Stock and were classified as equity.

Each of the options to purchase Microvast, Inc.'s common stock that was outstanding before the Merger was converted into options to acquire Common Stock by computing the number of Common Stock and converting the exercise price based on the exchange ratio of 160.3 (the "Common Exchange Ratio"). Refer to Note 22.

In connection with the Merger Agreement, Tuscan, MPS, the CL Investors (refer to Note 14), certain MPS minority investors, and certain other parties entered into a framework agreement (the "Framework Agreement"), pursuant to which, (1) the CL Investors waived their convertible loans issued on November 2, 2018, by MPS, in exchange for 6,719,845 shares of Common Stock of the Company and (2) the MPS minority investors waived their rights in MPS's equity in exchange for 17,253,182 shares of Common Stock of the Company (refer to Note 19).

Each capped non-vested share unit of Microvast, Inc. that was outstanding before the Merger was converted into a non-vested share unit of the Company by computing the number of shares and converting the capped price based on the Common Exchange Ratio. Refer to Note 22.

As of the Closing Date and following the completion of the Merger, the ownership interests of the Company's stockholders were as follows:

	Shares
Existing Microvast Equity Holders[a]	209,999,991
Existing Microvast Bridge Notes Holders	6,736,106
Tuscan public stockholders	27,493,140
Sponsor Group[b][c]	7,608,589
EarlyBirdCapital	428,411
PIPE investors immediately after Merger	48,250,000
Common Stock	**300,516,237**

(a) Excludes the Earn-Out Shares, but is inclusive of the shares being issued pursuant to the Framework Agreement to the CL Investors and MPS minority investors.

(b) The Sponsor Group includes Common Stock owned by the Sponsor, Stefan M. Selig, Richard O. Rieger and Amy Butte.

(c) Includes 1,687,500 shares that may be subject to cancellation in accordance with the amended escrow agreement.

MICROVAST HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023
(In thousands of U.S. dollars, except share and per share data, or as otherwise noted)

3. REVERSE RECAPITALIZATION - continued

The Merger is accounted for as a reverse recapitalization under U.S. GAAP. This determination is primarily based on (1) Microvast, Inc.'s stockholders comprising a relative majority of the voting power of the Company and having the ability to nominate the members of the Board, (2) Microvast, Inc.'s operations prior to the acquisition comprising the only ongoing operations of the Company, and (3) Microvast, Inc.'s senior management comprising a majority of the senior management of the Company. Under this method of accounting, Tuscan is treated as the "acquired" company for financial reporting purposes. Accordingly, the financial statements of the Company represent a continuation of the financial statements of Microvast, Inc. with the Merger being treated as the equivalent of Microvast, Inc. issuing stock for the net assets of Tuscan, accompanied by a recapitalization. The net assets of Tuscan are stated at historical costs, with no goodwill or other intangible assets recorded and are consolidated with Microvast Inc.'s financial statements on the Closing Date. Operations prior to the Merger are presented as those of Microvast, Inc. The shares and net loss per share available to holders of the Company's Common Stock, prior to the Merger, have been retroactively restated as shares reflecting the Common Exchange Ratio established in the Merger Agreement.

In connection with the Merger, the Company raised net proceeds of approximately $705,129, including $482,500 of cash in connection with the PIPE financing and the contribution of $281,726 of cash held in Tuscan's trust account from its initial public offering, net of redemptions of Tuscan public stockholders of $922 and $58,175 transaction costs.

In connection with the Merger, the Sponsor and related parties entered into the amended escrow agreement, pursuant to which 1,687,500 shares owned by the Sponsor Group ("Escrow Shares") are subject to cancellation on conditions that: (i) 50% of 1,687,500 shares shall be cancelled if the last sale price of the Common Stock does not equal or exceed $12.00 per share for any 20 trading days within any 30-trading day period prior to the fifth anniversary of the Closing, and (ii) 50% of 1,687,500 shares shall be cancelled if the last sale price of the Common Stock does not equal or exceed $15.00 per share for any 20 trading days within any 30-trading day period prior to the fifth anniversary of the Closing. In accordance with ASC 815-40, the Escrow Shares were indexed to the Common Stock and were classified as equity.

4. ACCOUNTS RECEIVABLE

Accounts receivable consisted of the following:

	December 31, 2022	December 31, 2023
Accounts receivable	$ 123,711	$ 143,288
Allowance for credit losses	(4,407)	(4,571)
Accounts receivable, net	**$ 119,304**	**$ 138,717**

Movement of allowance for credit losses was as follows:

	Year Ended December 31,		
	2021	**2022**	**2023**
Balance at beginning of the period	$ 5,047	$ 5,005	$ 4,407
Cumulative-effect adjustment upon adoption of ASU2016-13, Financial instruments- Credit losses (Topic 326)	—	866	—
Charge of expenses	721	1,640	236
Write off	(849)	(2,631)	(128)
Recoveries of credit losses	—	—	121
Exchange difference	86	(473)	(65)
Balance at end of the period	**$ 5,005**	**$ 4,407**	**$ 4,571**

MICROVAST HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023
(In thousands of U.S. dollars, except share and per share data, or as otherwise noted)

5. INVENTORIES, NET

Inventories consisted of the following:

	December 31, 2022	December 31, 2023
Work in process	$ 48,747	$ 86,379
Raw materials	29,331	35,867
Finished goods	6,174	27,503
Total	**$ 84,252**	**$ 149,749**

Provision for obsolete inventory of $18,295, $4,789 and $3,613 were recognized for the years ended December 31, 2021, 2022 and 2023, respectively, primarily related to inventory becoming obsolete as a result of technology development or product upgrade.

6. PREPAID EXPENSES AND OTHER CURRENT ASSETS

	December 31, 2022	December 31, 2023
VAT receivables	2,408	14,279
Advances to suppliers	$ 5,075	$ 5,800
Prepaid expenses	3,374	3,972
Deposits	925	950
Other receivables	311	751
Total	**$ 12,093**	**$ 25,752**

The balance of the VAT receivables represented the amount available for future deduction against VAT payable.

7. PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net consisted of the following:

	December 31, 2022	December 31, 2023
Machineries and equipment	$ 140,160	$ 204,599
Buildings	44,680	144,497
Leasehold improvements	28,625	32,808
Fixtures and electronic equipment	16,193	19,132
Motor vehicles	10,842	6,027
Total	240,500	407,063
Less: accumulated depreciation	(100,902)	(108,309)
Construction in progress	195,542	321,913
Property, plant and equipment, net	**$ 335,140**	**$ 620,667**

MICROVAST HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023
(In thousands of U.S. dollars, except share and per share data, or as otherwise noted)

7. PROPERTY, PLANT AND EQUIPMENT, NET - continued

The Group completed the China Phase 3.1 capacity expansion in the third quarter of 2023 with a project amount at that time of $168,467. The Group will continue to incur capital expenditures in respect of this capacity expansion as certain payments to suppliers only occur after the production line is in operation and in some cases are dependent on performance guarantees provided by certain third party suppliers. The Group recorded depreciation expenses of $19,975, $19,811 and $22,141 for the years ended December 31, 2021, 2022 and 2023, respectively. $2,443, $1,798 and $504 impairment losses were recognized for the years ended December 31, 2021, 2022 and 2023, respectively.

Property, plant and equipment, net of accumulated depreciation, of $— and $1,251 was subject to liens as of December 31, 2022 and 2023, respectively.

8. LAND USE RIGHTS, NET

Land use rights consisted of the following:

	December 31, 2022	December 31, 2023
Cost of land use rights	$ 15,143	$ 14,711
Less: accumulated amortization	(2,504)	(2,727)
Land use rights, net	**$ 12,639**	**$ 11,984**

The land use rights were acquired for the use of the Group's production facilities. Land use rights are amortized on a straight-line basis for 50 years or shorter of the estimated usage periods or the terms of the land use rights agreements. The Group recorded amortization expenses of $325, $310 and $294 for the years ended December 31, 2021, 2022 and 2023, respectively. Future amortization expense is $294 per year for each of the next five years through December 31, 2028 and thereafter.

9. ACQUIRED INTANGIBLE ASSETS, NET

	December 31, 2022	December 31, 2023
Cost of acquired intangible assets	$ 3,493	$ 5,472
Less: accumulated amortization	(1,857)	(2,336)
Acquired intangible assets, net	**$ 1,636**	**$ 3,136**

The Group recorded amortization expense of $413, $244 and $493 for the years ended December 31, 2021, 2022 and 2023, respectively. No impairment losses were recognized for the years ended December 31, 2021, 2022 and 2023.

The annual amortization expense for each of the five succeeding fiscal years and thereafter are as follows:

2024	$ 488
2025	484
2026	482
2027	476
2028	385
Thereafter	821
Total	**$ 3,136**

MICROVAST HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023
(In thousands of U.S. dollars, except share and per share data, or as otherwise noted)

10. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	December 31, 2022	December 31, 2023
Payables for purchase of property, plant and equipment	$ 29,183	$ 96,350
Other current liabilities	8,608	14,312
Product warranty	13,044	13,738
Accrued payroll and welfare	4,716	8,089
Other tax payable	6,296	7,117
Accrued expenses	2,641	6,224
Operating lease liabilities, current	1,934	2,413
Interest payable	298	41
Total	**$ 66,720**	**$ 148,284**

11. PRODUCT WARRANTY

Movement of product warranty was as follows:

	Year Ended December 31,		
	2021	2022	2023
Balance at beginning of the year	$ 19,356	$ 58,458	$ 42,060
Provided during the year	52,932	14,097	12,688
Utilized during the year	(13,830)	(26,916)	(18,379)
Exchange difference	—	(3,579)	(1,152)
Balance at end of the year	**$ 58,458**	**$ 42,060**	**$ 35,217**
Product warranty – current	$ 20,922	$ 13,044	$ 13,738
Product warranty – non-current	37,536	29,016	21,479

Warranty provisions are based upon historical experience.

In 2021, changes in provisions related to pre-existing legacy products were made based on actual claims and intensive testing and analysis on the legacy products. As a result of the increases in the repairing cost and frequency of claims with respect to a legacy product sold in 2017 and 2018, the Company conducted intensive experiments and a root cause analysis, which was completed in October 2021. The Company concluded that a component purchased from a supplier was not meeting the Company's performance standards. As a result, the Company determined that the impacted legacy products sold would need to be replaced before the expiration of the warranty term. This reassessment resulted in a change in estimate for additional accrual in 2021 of $46,485 relating to those legacy products. As the component was not incorporated into other products, no additional accrual was made to other existing products sold.

MICROVAST HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023
(In thousands of U.S. dollars, except share and per share data, or as otherwise noted)

12. BANK BORROWINGS

On September 27, 2022, the Group entered into a $111,483 (RMB800 million) loan facilities agreement with a group of lenders led by a PRC Bank (the "2022 Facility Agreement"). The 2022 Facility Agreement has an effective drawdown period until June 9, 2023, which was extended to June 9, 2024 by a supplemental agreement signed in October 2023. Under the supplemental agreement, the Company has access to the remaining RMB300 million undrawn amount under the 2022 Facility Agreement as of December 31, 2023. The interest rate is prime plus 115 basis points where prime is based on Loan Prime Rate published by the National Inter-bank Funding Center of the PRC. The interest is payable on a quarterly basis. The loan facilities can only be used for the construction project of manufacturing capacity expansion at the Group's facility located in Huzhou, China. The 2022 Facility Agreement contains certain customary restrictive covenants, including but not limited to disposal of assets and dividend distribution without the consent of the lenders, and certain customary events of default. Accordingly, the Group has the balance of restricted cash of $465 and $6,171 as of December 31, 2022 and 2023, respectively.

As of December 31, 2023, the Group had outstanding borrowings of $61,266 under the 2022 Facility Agreement and the table below is the repayment schedule.

Repayment Date	Repayment Amount
June 10, 2024	$8,753 (RMB62.1 million)
December 10, 2024	$8,752 (RMB62.1 million)
June 10, 2025	$8,752 (RMB62.1 million)
December 10, 2025	$8,752 (RMB62.1 million)
June 10, 2026	$13,128 (RMB93.2 million)
December 10, 2026	$13,129 (RMB93.2 million)

The amount of interest expenses capitalized, which was recorded in the construction in progress and the property, plant and equipment, was $492 and $1,503 as of December 31, 2022 and 2023, respectively.

The Group has also entered into short-term loan agreements and bank facilities with Chinese banks. The original terms of the loans from Chinese banks are within 12 months and the interest rates range from 3.40% to 4.55% per annum.

Changes in bank borrowings were as follows:

		Year Ended December 31,		
		2021	**2022**	**2023**
Beginning balance	$	12,184	$ 13,301	$ 46,395
Proceeds from bank borrowings		38,926	58,708	47,852
Repayments of principal		(37,568)	(24,482)	(14,119)
Exchange difference		(241)	(1,132)	(975)
Ending balance	$	**13,301**	$ **46,395**	$ **79,153**

		December 31, 2022		December 31, 2023
Balance of bank borrowings includes:				
Current	$	17,398	$	35,392
Non-current		**28,997**		43,761
Total	$	**46,395**	$	**79,153**

MICROVAST HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023
(In thousands of U.S. dollars, except share and per share data, or as otherwise noted)

12. BANK BORROWINGS - continued

Certain assets of the Group have been pledged to secure the above banking facilities granted to the Group. The aggregate carrying amount of the assets pledged by the Group as of December 31, 2022 and December 31, 2023 were as follows:

	December 31, 2022	December 31, 2023
Buildings	$ 27,245	$ 124,565
Land use rights	12,639	11,984
Total	**$ 39,884**	**$ 136,549**

13. OTHER NON-CURRENT LIABILITIES

	December 31, 2022	December 31, 2023
Product warranty - non-current	$ 29,016	21,479
Deferred subsidy income- non-current	3,066	3,382
Total	**$ 32,082**	**$ 24,861**

14. BONDS PAYABLE

	December 31, 2022	December 31, 2023
Long–term bonds payable		
Huzhou Saiyuan	$ 43,888	$ 43,157
Total	**$ 43,888**	**$ 43,157**

Convertible Bonds issued to Huzhou Saiyuan

On December 29, 2018, MPS signed an agreement with Huzhou Saiyuan, an entity established by the local government, to issue convertible bonds to Huzhou Saiyuan for a total consideration of $87,776 (RMB600 million). The Company pledged its 12.39% equity holding over MPS to Huzhou Saiyuan to facilitate the issuance of the convertible bonds.

If the subscribed bonds are not repaid by the maturity date of January 31, 2027, Huzhou Saiyuan has the right to dispose of the equity interests pledged by the Company in proportion to the amount of matured bonds, or convert the bonds into equity interests of MPS within 60 days after the maturity date. If Huzhou Saiyuan decides to convert the bonds into equity interests of MPS, the equity interests pledged would be released and the convertible bonds would be converted into equity interest of MPS based on an entity value of MPS of $950,000.

In September 2020 and 2022, MPS entered into two supplement agreements with Huzhou Saiyuan, respectively, to change the repayment schedule as follows: (i) $14,629 (RMB100 million) was repaid, together with interest accrued, on or before November 10, 2022, (ii) $14,630 (RMB100 million) was repaid, together with interest accrued, on or before December 31, 2022, and (iii) the remaining $43,888 (RMB300 million) will be repaid, together with interest accrued, on or before January 31, 2027. The applicable interest rate will be increased to 12% if the Group is in default on the repayment of the bonds at the due date. The remaining terms and conditions of the convertible bonds were unchanged. The Company has complied in full with the amended repayment schedule and accordingly, for the year ended December 31, 2023, the company repaid $692, and as of December 31, 2023, the subscription and outstanding balance of the convertible bonds was $43,157 (RMB295 million).

MICROVAST HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023
(In thousands of U.S. dollars, except share and per share data, or as otherwise noted)

14. BONDS PAYABLE - continued

Convertible Bonds issued to third-party investors

On November 2, 2018, MPS signed a convertible bond agreement with the CL Investors, pursuant to which the CL Investors agreed to provide a non-interest bearing loan in an aggregate amount of $58,516 (RMB400 million) or up to $73,147 (RMB500 million) to MPS, and the CL Investors had the right to convert the bonds into a number of Series D2 preferred shares of the Company (the "Series D2 Preferred") once approvals from the PRC and US government were obtained. As of December 31, 2020, $29,915 (RMB204.5 million) was subscribed by the CL Investors. On July 23, 2021, upon the completion of the Merger between Microvast, Inc. and Tuscan, the convertible bonds were settled and converted into 6,719,845 shares of Common Stock of the combined company. Refer to Note 3.

Convertible Notes at Fair Value (the "Bridge Notes")

On January 4, 2021, the Company entered into a note purchase agreement to issue $57,500 convertible promissory notes to certain investors, fully due and payable on the third anniversary of the initial closing date. The notes bore no interest, provided, however, if a liquidity event ("Liquidity Event") had not occurred prior to June 30, 2022, an interest rate of 6% would be applied retrospectively from the date of initial closing. The conversion of the Bridge Notes were contingent upon the occurrence of a PIPE financing, a Liquidity Event or a new financing after June 30, 2022 but before the maturity date ("Next Financing").

The fair value option was elected for measurement of the Bridge Notes. Changes in fair value at a loss of $9,861 was recorded in the consolidated statements of operations for the year ended December 31, 2021.

On July 23, 2021, upon the completion of the Merger between Microvast, Inc. and Tuscan, the Bridge Notes were converted into 6,736,106 shares of Common Stock of the combined company.

15. WARRANTS

Upon the Merger, the Company assumed 27,600,000 publicly-traded warrants ("Public Warrants") which were issued in connection with Tuscan's initial public offering. The Company also assumed 837,000 private placement warrants issued to the Sponsor and EarlyBirdCapital, Inc. ("EarlyBirdCapital") ("Private Warrants" and together with the Public Warrants, the "Warrants") upon the Merger, all of which were issued in connection with Tuscan's initial public offering (other than 150,000 Private Warrants that were issued in connection with the closing of the Merger). The Warrants entitle the holder to purchase one share of the Company's Common Stock at an exercise price of $11.50 per share. During the year ended December 31, 2023, none of the Public Warrants or the Private Warrants have been exercised.

The Public Warrants became exercisable 30 days after the completion of the Merger. No Warrants were exercisable for cash until the Company registered Common Stock issuable upon exercise of the Warrants with the SEC. Since the registration of Common Stock was not completed within 90 days following the Merger, warrant holders were able to exercise the Warrants on a net-share settlement basis until the registration statement became effective on June 8, 2022. The Public Warrants will expire five years after the completion of the Merger or earlier upon redemption or liquidation.

Once the Public Warrants became exercisable, the Company may redeem the Public Warrants:

- in whole and not in part;

- at a price of $0.01 per warrant;

- upon not less than 30 days' prior written notice of redemption;

- if, and only if, the reported last sale price of the Company's Common Stock equals or exceeds $18.00 per share for any 20-trading days within a 30-trading day period ending on the third business day prior to the notice of redemption to the warrant holders; and

- if, and only if, there is a current registration statement in effect with respect to the shares of Common Stock underlying the warrants.

MICROVAST HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023
(In thousands of U.S. dollars, except share and per share data, or as otherwise noted)

15. WARRANTS - continued

If the Company calls the Public Warrants for redemption, management will have the option to require all holders that wish to exercise the Public Warrants to do so on a net-share settlement basis.

The Public Warrant was determined to be equity classified in accordance with ASC 815, Derivatives and Hedging.

The Private Warrants are identical to the Public Warrants, except that the Private Warrants will be exercisable for cash or on a net-share settlement basis, at the holder's option, and be non-redeemable so long as they are held by the initial purchasers or their permitted transferees. If the Private Warrants are held by someone other than the initial purchasers or their permitted transferees, the Private Warrants will be redeemable by the Company and exercisable by such holders on the same basis as the Public Warrants. In addition, so long as the Private Warrants are held by EarlyBirdCapital and its designee, the Private Warrants will expire five years from the effective date of the Merger.

The exercise price and number of shares of Common Stock issuable upon exercise of the Warrants may be adjusted in certain circumstances including in the event of a stock dividend, or recapitalization, reorganization, merger or consolidation. However, the Warrants will not be adjusted for issuance of Common Stock at a price below its exercise price. Additionally, in no event will the Company be required to net cash settle the Warrants.

The Private Warrant liability was measured at fair value, resulting in gains of $979 and $59 for the years ended December 31, 2022 and December 31, 2023, respectively. This was classified within changes in fair value of warrant liability in the consolidated statements of operations.

The Private Warrants were valued using the following assumptions under the Monte Carlo Model that assumes optimal exercise of the Company's redemption option at the earliest possible date:

	December 31, 2023
Market price of public stock	$ 1.40
Exercise price	$ 11.50
Expected term (years)	2.57
Volatility	75.07 %
Risk-free interest rate	4.01 %
Dividend rate	0.00 %

The market price of public stock is the quoted market price of the Company's Common Stock as of the valuation date. The exercise price is extracted from the warrant agreements. The expected term is derived from the exercisable years based on the warrant agreements. The expected volatility is a blend of implied volatility from the Company's own public warrant pricing, the average volatility of peer companies and the Company's historical volatility. The risk-free interest rate was estimated based on the market yield of US Government Bond with maturity close to the expected term of the warrants. The dividend yield was estimated by the Company based on its expected dividend policy over the expected term of the warrants.

Table of Contents

MICROVAST HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023
(In thousands of U.S. dollars, except share and per share data, or as otherwise noted)

16. FAIR VALUE MEASUREMENT

Measured or disclosed at fair value on a recurring basis

The Group measured its financial assets and liabilities, including cash and cash equivalents, restricted cash and warrant liability at fair value on a recurring basis as of December 31, 2022 and 2023. Cash and cash equivalents and restricted cash are classified within Level 1 of the fair value hierarchy because they are valued based on the quoted market price in an active market. The fair value of the warrant liability is based on significant unobservable inputs, which represent Level 3 measurements within the fair value hierarchy. In determining the fair value of the warrant liability, the Company used the Monte Carlo Model that assumes optimal exercise of the Company's redemption option at the earliest possible date. See Note 15.

As of December 31, 2022 and 2023, information about inputs for the fair value measurements of the Group's assets and liabilities that are measured at fair value on a recurring basis in periods subsequent to their initial recognition is as follow:

	Fair Value Measurement as of December 31, 2022			
(In thousands)	**Quoted Prices in Active Market for Identical Assets (Level 1)**	**Significant Other Observable Inputs (Level 2)**	**Significant Unobservable Inputs (Level 3)**	**Total**
Cash and cash equivalents	$ 231,420	—	—	$ 231,420
Restricted cash	71,197	—	—	71,197
Total financial asset	**$ 302,617**	**—**	**—**	**$ 302,617**
Warrant liability	$ —	—	126	$ 126
Total financial liability	**$ —**	**—**	**126**	**$ 126**

	Fair Value Measurement as of December 31, 2023			
(In thousands)	**Quoted Prices in Active Market for Identical Assets (Level 1)**	**Significant Other Observable Inputs (Level 2)**	**Significant Unobservable Inputs (Level 3)**	**Total**
Cash and cash equivalents	$ 44,541	—	—	$ 44,541
Restricted cash	43,648	—	—	43,648
Total financial asset	**$ 88,189**	**—**	**—**	**$ 88,189**
Warrant liability	$ —	—	67	$ 67
Total financial liability	**$ —**	**—**	**67**	**$ 67**

MICROVAST HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023
(In thousands of U.S. dollars, except share and per share data, or as otherwise noted)

16. FAIR VALUE MEASUREMENT - continued

Measured or disclosed at fair value on a recurring basis-continued

The following is a reconciliation of the beginning and ending balances for Level 3 warrant liability during the year ended December 31, 2022 and 2023:

(In thousands)	Year Ended December 31,	
	2022	**2023**
Balance at the beginning of the year	$ 1,105	$ 126
Assumed warrant liability upon Merger	—	—
Changes in fair value	(979)	(59)
Balance at end of the year	**$ 126**	**$ 67**

Measured or disclosed at fair value on a nonrecurring basis

The Group measured the long-lived assets using the income approach—discounted cash flow method, when events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable.

17. LEASES

The Group has operating leases for office spaces and warehouses. Certain leases include termination options, which are factored into the Group's determination of lease payments when appropriate.

Operating lease cost for the year ended December 31, 2023 was $3,663, which excluded cost of short-term contracts. Short-term lease cost for the year ended December 31, 2023 was $435.

As of December 31, 2023, the weighted average remaining lease term was 10.2 years and weighted average discount rate was 5.2% for the Group's operating leases.

Supplemental cash flow information of the leases were as follows:

	Year Ended December 31, 2023
Cash payments for operating leases	$ 3,633
Right-of-use assets obtained in exchange for new operating lease liabilities	$ 5,725

The following is a maturity analysis of the annual undiscounted cash flows for lease liabilities as of December 31, 2023:

	As of December 31, 2023
2024	$ 3,341
2025	2,822
2026	2,567
2027	2,437
2028	1,861
Thereafter	11,818
Total future lease payments	**$ 24,846**
Less: Imputed interest	$ (5,346)
Present value of operating lease liabilities	**$ 19,500**

MICROVAST HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023
(In thousands of U.S. dollars, except share and per share data, or as otherwise noted)

18. INCOME TAXES

US

The Company is incorporated in the U.S. and is subject to the U.S. state and federal income tax. Net operating losses incurred in taxable years beginning after December 31, 2017 are permitted to be carried forward indefinitely but may not be carried back.

On March 27, 2020, the Coronavirus Aid, Relief and Economic Security Act (the "CARES Act") was enacted and signed into law in the United States. The CARES Act includes measures to assist companies, including temporary changes to income and non-income-based tax laws. The CARES Act contains several corporate income tax provisions, including making remaining alternative minimum tax (AMT) credits immediately refundable; providing a 5-year carryback of net operating losses (NOLs) generated in tax years 2018, 2019, and 2020 and suspending the 80 percent taxable income limitation through 2020. Any portion of an NOL that arises in a tax year between 2018-2021 that is not previously absorbed is subject to the 80 percent limitation in tax years beginning after 2020. The CARES Act did not have a material impact on the Company's tax provision for the years ended December 31, 2021, 2022 and 2023.

PRC

Under the Enterprise Income Tax Law of the PRC (the "EIT Law"), PRC enterprise income tax is generally calculated at 25% of the Company's subsidiaries located in the PRC as determined in accordance with the EIT Law, except for certain subsidiaries which enjoy tax rates substantially lower than 25% due to incentive policies.

MPS was recognized as a "New and High Tech Enterprise" ("NHTE") by the relevant PRC government authorities in 2018 and 2021. Therefore, MPS, as the NHTE, is entitled to an income tax rate of 15% for 2021, 2022 and 2023.

Huzhou Hongwei New Energy Automobile Co., Ltd. ("Hongwei") was recognized as a NHTE by the relevant PRC government authorities in 2020 and 2023, and it is entitled to an income tax rate of 15% for 2021, 2022 and 2023.

The withholding tax rate of 10% under the EIT Law is imposed on dividends declared to foreign investors with respect to profit earned by PRC subsidiaries from January 1, 2008 onward. Deferred tax liability was not provided with respect to undistributed profits of relevant PRC subsidiaries for the years ended December 31, 2021, 2022 and 2023, as the Group concluded that profits generated by the relevant PRC subsidiaries are considered to be permanently reinvested, because the Group does not have any present plan to pay any cash dividends on its ordinary shares in the foreseeable future and intends to retain all of its available funds and any future earnings for use in the operation and expansion of its business.

Germany

German enterprise income tax, which is a combination of corporate income tax and trade tax, is calculated at an average tax rate of 29.1%, 27.9% and 29.9% for the years ended December 31, 2021, 2022 and 2023, respectively, for the Company's subsidiary located in Germany in accordance with relevant tax rules and regulations in Germany.

A provision for income tax of $—, $33, and $10 has been recognized for the years ended December 31, 2021, 2022 and 2023, respectively.

Loss before provision for income tax for the years ended December 31, 2021, 2022 and 2023 was as follows:

	December 31, 2021	December 31, 2022	December 31, 2023
Domestic(USA)	$ (98,821)	$ (116,353)	$ (101,077)
Foreign	(107,662)	(41,814)	(5,325)
Loss before provision for income tax	**$ (206,483)**	**$ (158,167)**	**$ (106,402)**

MICROVAST HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023
(In thousands of U.S. dollars, except share and per share data, or as otherwise noted)

18. INCOME TAXES - continued

The current and deferred components of the income tax expense in the consolidated statements of operations were as follows:

	December 31, 2021	December 31, 2022	December 31, 2023
Current tax expense	$ —	$ 33	$ 10
Deferred tax expense	—	—	—
Total provision for income tax	$ —	$ 33	$ 10

The components of the Group's deferred tax assets are as follows:

	December 31, 2022	December 31, 2023
Deferred tax assets:		
Net operating loss carry-forwards	$ 54,459	$ 67,569
Allowance for credit losses and inventory provision	3,311	1,385
Product warranty	6,309	5,306
Impairment of property, plant and equipment	1,367	282
Deferred income	334	397
Accrued expense	235	669
Others	838	615
Less: valuation allowance	(66,853)	(76,223)
Net deferred tax assets	$ —	$ —

The movements of valuation allowance for the years end December 31, 2021, 2022 and 2023 are as follows:

	December 31, 2021	December 31, 2022	December 31, 2023
Balance at beginning of the year	$ 37,287	$ 55,100	$ 66,853
Additions	17,912	11,838	12,725
Reversal	(99)	(85)	(3,355)
Balance at end of the year	$ 55,100	$ 66,853	$ 76,223

MICROVAST HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023
(In thousands of U.S. dollars, except share and per share data, or as otherwise noted)

18. INCOME TAXES - continued

Reconciliation between the income tax expense computed by applying the U.S. federal corporate income tax rate of 21% to loss before provision for income tax and actual provision is as follows:

	December 31, 2021	December 31, 2022	December 31, 2023
Loss before provision for income tax	$ (206,483)	$ (158,167)	$ (106,402)
Tax credit at the U.S. federal corporate income tax rate of 21%	(43,361)	(33,214)	(22,343)
Tax effect of permanent differences – share-based compensation	17,408	20,098	13,644
Tax effect of permanent differences – others	(1,411)	(4,295)	(220)
Tax effect of income tax rate difference in other jurisdictions	6,287	1,657	(1,411)
Changes in valuation allowance	21,077	15,754	10,330
Others	—	33	10
Income tax expense	$ —	$ 33	$ 10

As of December 31, 2023, the Group had $381,636 operating loss carried forward. The operating loss carried forward for the Company's PRC subsidiaries amounted to $267,583, which will expire on various dates from 2024 to 2033. For the remaining operating loss, $114,053 will be carried forward indefinitely. The Group determined the valuation allowance on an entity by entity basis and assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to utilize the existing deferred tax assets. The valuation allowance is primarily related to entities with net operating loss carry-forwards for which the Group does not believe it will ultimately be realized.

19. NONCONTROLLING INTERESTS

Noncontrolling interests of MPS

In March 2017, Microvast, Inc. sold 17.39% equity interest of its wholly-owned subsidiary, MPS, to eight third-party investors (the "Investors") for a total cash consideration of $400,000, which was received in 2017.

In February 2018, Microvast, Inc. signed a series of repurchase and redemption agreements with six out of eight of these who requested to redeem in aggregate 14.05% equity interests in MPS ("Exiting Investors"), at a redemption value equal to the initial capital contribution plus 6.00% simple annual interest. To facilitate the repurchase and redemption transaction, MPS and the Exiting Investors entered into certain property mortgage agreements on May 30, 2018. As a result, the Group reclassified the outstanding balance of noncontrolling interest as liability (included in accrued expenses and other current liabilities and other non-current liabilities line items as payable to exiting investors) and measured at amortized cost.

Pursuant to an extension agreement signed in September 2020, $30,000 was paid to the Exiting Investors in March 2021, and the remaining repayments were deferred to 2023 and thereafter, depending on the successful completion of a financing by the Company in 2022 or 2023. On August 31, 2021, an early repayment agreement was entered into between MPS and the Exiting Investors, pursuant to which the remaining amount was fully repaid to the Exiting Investors as of December 31, 2021.

On July 23, 2021, upon the completion of the Merger between Microvast, Inc. and Tuscan, the equity interest held by the investors who remained noncontrolling shareholders of MPS were converted into 17,253,182 shares of Common Stock of the combined company as disclosed in Note 3.

MICROVAST HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023
(In thousands of U.S. dollars, except share and per share data, or as otherwise noted)

19. NONCONTROLLING INTERESTS - continued

Noncontrolling interests of Microvast Inc.

On December 19, 2022, Microvast Inc. and a third party set up a company named Microvast Precision Works Co., Ltd ("MPW"). The Company holds a 70% shareholding in MPW and consolidates MPW, and the third party holds 30%. The total registered capital of MPW is $7,246 which the shareholders intended to fund pro-rata to their shareholding. As of December 31, 2022, no investment was paid by any of the parties and MPW had no operation. In 2023, the Company invested cash of $5,072 in MPW and fulfilled its funding obligation. The third party shareholder did not fully inject its funding as was required, and informed the Company that it would withdraw from MPW. As a result, Microvast Inc. became MPW's sole owner as of December 31, 2023. The amount of net loss attributable to noncontrolling interests was $—, $— and $76 for the years ended December 31, 2021, 2022 and 2023, respectively.

20. COMMON STOCK

The Company has authorized 800,000,000 shares to be issued at $0.0001 par value, with 750,000,000 shares designated as Common Stock and 50,000,000 shares of redeemable convertible preferred stock.

Immediately following the Merger, there were 300,516,237 shares of Common Stock issued with a par value of $0.0001 as disclosed in Note 3. The holder of each share of Common Stock is entitled to one vote. The Company has retroactively adjusted the shares issued and outstanding prior to July 23, 2021 to give effect to the Common Exchange Ratio of 160.3 established in the Merger Agreement. As of December 31, 2023, there were 316,694,442 shares of Common Stock issued and 315,006,942 shares outstanding.

21. PREFERRED SHARES

On July 23, 2021, upon the completion of the Merger between Microvast, Inc. and Tuscan, all preferred shares were converted into Common Stock of the combined company at the Common Exchange Ratio of 160.3 as disclosed in Note 3.

MICROVAST HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023
(In thousands of U.S. dollars, except share and per share data, or as otherwise noted)

22. SHARE-BASED PAYMENT

On July 21, 2021, the Company adopted the Microvast Holdings, Inc. 2021 Equity Incentive Plan (the "2021 Plan"), effective upon the Closing Date. The 2021 Plan provides for the grant of incentive and non-qualified stock option, restricted stock units, restricted share awards, stock appreciation awards, and cash-based awards to employees, directors, and consultants of the Company. Options awarded under the 2021 Plan expire no more than 10 years from the date of grant. Concurrently with the closing of the Business Combination, the share awards granted under 2012 Share Incentive Plan of Microvast, Inc. (the "2012 Plan") were rolled over by removing original performance conditions and converting into options and capped non-vested share units with modified vesting schedules, using the Common Exchange Ratio of 160.3, as described in Note 3. The 2021 Plan reserved 5% of the fully-diluted shares of Common Stock outstanding immediately following the Closing Date plus the shares underlying awards rolled over from the 2012 Plan for issuance in accordance with the 2021 Plan's terms. As of December 31, 2023, 16,729,872 shares of Common Stock was available for grant under the 2021 Plan.

Share options

During the year ended December 31, 2023, the Company recorded share-based compensation expense of $51,289 related to the option awards.

The grant and modification date fair value of the stock options was determined using the Black Scholes model with the following assumptions:

	Year Ended December 31,	
	2022	**2023**
Exercise price	$2.42-$5.69	$1.21-$6.28
Expected terms (years)	6.00	0.25-6.00
Volatility	56.16%-57.84%	55.59%-86.83%
Risk-free interest rate	2.79%-3.02%	3.48%-5.38%
Expected dividend yields	0.00 %	0.00 %
Weighted average fair value of options granted	$1.33-$3.19	$0.005-$1.48

The exercise prices for each award were extracted from the option agreements. The expected terms for each award were derived using the simplified method, and is estimated to occur at the midpoint of the vesting date and the expiration date. The volatility of the underlying common stock during the lives of the options was a blend of implied volatility from the average volatility of peer companies, implied volatility and the Company's historical volatility. Risk-free interest rate was estimated based on the market yield of US Government Bonds with maturity close to the expected term of the options. The dividend yield was estimated by the Company based on its expected dividend policy over the expected term of the options.

MICROVAST HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023
(In thousands of U.S. dollars, except share and per share data, or as otherwise noted)

22. SHARE-BASED PAYMENT - continued

Share options - Continued

During the year ended December 31, 2021, the modification date fair value of the stock options was determined using the Binomial-Lattice Model with the following assumptions:

	After modification
Exercise price	$4.37-$6.28
Expected terms (years)	4.5-9.4
Volatility	47.6%-53.1%
Risk-free interest rate	1.26%-1.87%
Expected dividend yield	0.00%
Weighted average fair value of options modified	$4.70-$5.36

Exercise price was extracted from option agreements. Expected lives was derived from option agreements. The volatility of the underlying common shares during the lives of the options was estimated based on the historical stock price volatility of comparable listed companies over a period comparable to the expected term of the options and the implied volatility of the Company. Risk-free interest rate was estimated based on the market yield of US Government Bond with maturity close to the expected term of the options, plus country risk spread. The dividend yield was estimated by the Company based on its expected dividend policy over the expected term of the options.

Share options activity for the years ended December 31, 2023 was as follows:

Share options life	Number of Shares	Weighted Average Exercise Price (US$)	Weighted Average Grant Date Fair Value (US$)	Weighted Average Remaining Contractual
Outstanding as of January 1, 2023	36,091,071	6.08	4.80	6.8
Granted	640,000	1.77	1.18	
Forfeited	(3,854,389)	5.93	4.79	
Outstanding as of December 31, 2023	**32,876,682**	**6.01**	**4.73**	**5.7**
Expected to vest and exercisable as of December 31, 2023	32,876,682	6.01	4.73	5.7
Exercisable as of December 31, 2023	21,366,586	6.11	4.85	5.8

The total unrecognized equity-based compensation costs as of December 31, 2023 related to the stock options was $29,708, which is expected to be recognized over a weighted-average period of 0.7 years. The aggregate intrinsic value of the share options as of December 31, 2023 was $10.

Capped Non-vested share units

The capped non-vested shares units ("CRSUs") represent rights for the holder to receive cash determined by the number of shares granted multiplied by the lower of the fair market value and the capped price, which will be settled in the form of cash payments. The CRSUs were accounted for as liability classified awards.

MICROVAST HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023
(In thousands of U.S. dollars, except share and per share data, or as otherwise noted)

22. SHARE-BASED PAYMENT - continued

Capped Non-vested share units - Continued

On June 27, 2022, the Board of Directors and Compensation Committee approved a modification of the settlement terms of 20,023,699 CRSUs under the 2021 Plan from cash settlement to share settlement (the "CRSU Modification "). Pursuant to the CRSU Modification, on each vesting date, if the stock price is higher than the capped price, the number of shares to be issued will be calculated based on the following formula:

Number of shares to be issued = Capped price* Number of shares vested /Vesting date stock price

If the stock price is equal to or less than the capped price, the Company will grant a fixed number of shares on each vesting date based on the vesting schedule. All other terms of the CRSUs remain unchanged. The CRSU Modification resulted in a change of the CRSUs' classification from liability to equity, as the predominant feature of the modified CRSUs was the granting of a fixed number of shares on each vesting date instead of a fixed monetary amount. The determination of the predominant feature was based on the estimated probability of how the awards will be settled using the Monte Carlo model.

At the CRSU Modification date, the Company reclassified the amounts previously recorded as a share-based compensation liability to additional paid-in capital. The modified CRSUs were accounted for as an equity award going forward from the date of the CRSU Modification with compensation expenses recognized for each tranche at the fair value measured on the modification date.

At the CRSU Modification date, the Company used the Monte Carlo valuation model in determining the fair value of the CRSUs with assumptions as follows:

	Modification Date
Expected term (years)	0.07 ~ 2.07
Volatility	50.93 % ~ 73.89%
Risk-free interest rate	1.15 % ~ 3.05%
Expected dividend yields	0.00%

Expected term was the time left (in years) from the CRSU Modification date to the vesting date based on the terms of the applicable award agreements. The volatility of the underlying common stock was estimated based on the historical stock price volatility of comparable listed companies over a period comparable to the expected term of the awards. Risk-free interest rate was estimated based on the market yield of US Government Bonds with maturity close to the expected term of the awards. The dividend yield was estimated by the Company based on its expected dividend policy over the expected term of the awards.

During the year ended December 31, 2023, the Company recorded share-based compensation expense of $9,647, related to these CRSUs awards.

CRSUs' activity for the years ended December 31, 2023 was as follows:

	Number on Non-Vested Shares	Weighted Average Grant Date Fair Value per Share (US$)
Outstanding as of January 1, 2023	13,444,469	2.38
Vested	(6,779,455)	2.47
Outstanding as of December 31, 2023	**6,665,014**	**2.29**

The total unrecognized equity-based compensation costs as of December 31, 2023 related to the CRSUs was $2,839.

MICROVAST HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023
(In thousands of U.S. dollars, except share and per share data, or as otherwise noted)

22. SHARE-BASED PAYMENT - continued

Restricted Stock Units

Following the Merger, the Company granted 2,641,715 restricted stock units ("RSUs") and 2,680,372 performance-based restricted stock unit ("PSU") awards subject to service, performance and/or market conditions. The service condition requires the participant's continued services or employment with the Company through the applicable vesting date, and the performance condition requires the achievement of the performance criteria defined in the award agreement. The market condition is based on the Company's TSR. For RSU awards with performance conditions, stock-based compensation expense is only recognized if the performance conditions become probable to be satisfied.

The fair value of RSUs is determined by the price of Common Stock at the grant date and is amortized over the vesting period on a straight-line basis. The fair value of PSU awards that include vesting based on market conditions are estimated using the Monte Carlo valuation method. Compensation cost for PSU awards is recognized based on the grant date fair value which is recognized over the vesting period on a straight-line basis. Accordingly, the Company recorded stock-based compensation expense of $1,992 related to these RSU awards and $2,386 related to these PSU awards during the year ended December 31, 2023.

The following assumptions were used for the respective periods below to calculate the fair value of common shares to be issued under TSR awards on the date of grant using the Monte Carlo pricing model:

	Year Ended December 31,	
	2022	**2023**
Expected term (years)	2.68	2.92
Volatility	59.50 %	61.89 %
Risk-free interest rate	2.72 %	3.83 %
Expected dividend yields	0.00 %	0.00 %

Expected term was derived based on the remaining time from the grant date through the end of the performance period. The volatility of the underlying common stock during the lives of the awards was estimated based on the historical stock price volatility of comparable listed companies over a period comparable to the expected term of the awards. Risk-free interest rate was estimated based on the market yield of US Government Bond with maturity close to the expected term of the awards. The dividend yield was estimated by the Company based on its expected dividend policy over the expected term of the awards.

The restricted stock units activity for the years ended December 31, 2023 was as follows:

	Number of Non-Vested Shares	**Weighted Average Grant Date Fair Value Per Share (US$)**
Outstanding as of January 1, 2023	1,222,837	6.92
Grant	3,354,633	1.88
Vested	(598,976)	3.26
Forfeited	(379,888)	4.61
Outstanding as of December 31, 2023	**3,598,606**	**3.07**

The total unrecognized equity-based compensation costs as of December 31, 2023 related to the non-vested restricted stock units was $5,282.

MICROVAST HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023
(In thousands of U.S. dollars, except share and per share data, or as otherwise noted)

22. SHARE-BASED PAYMENT - continued

Series B2 Preferred subscribed by employees

On October 30, 2015, the Company issued 79,107 Series B2 Preferred to certain employees of the Company. The Series B2 Preferred were issued for cash consideration of $366.0 per share ("Series B2 Award") and all the Series B2 Preferred were fully paid on the date of issuance. The Series B2 Award shall vest with respect to one-fourth of the total number immediately upon the occurrence of a qualified IPO or Initial Vesting Date, and on each of the first, second and third anniversaries of the Initial Vesting Date; provided that through each applicable vesting date, the holder of the Series B2 Award remains employed with the Company. If a holder of the Series B2 Award terminates employment before the vesting, the Company could repurchase the Series B2 Preferred for a per share price equal to the lower of the original Series B2 Preferred subscription price or 70% of the fair market value of such Series B2 Preferred. The Company's repurchase right upon employment termination is viewed as forfeiture and the Company accounted for the Series B2 Award as a stock option.

As of December 31, 2020, 53,319 Series B2 Preferred shares were legally issued and outstanding. Upon the Merger, these Series B2 Preferred were converted into 8,545,490 Common Stock, however, the Series B2 Award was not vested as the performance condition was not reached. In September 2021, the performance and service condition was exempted for the Series B2 holders and the awards were fully vested. The exemption of performance and service condition was considered a Type III modification under Topic 718, in which the original awards were canceled, and the modified awards were considered granted on the modification date. Post-modification stock-based compensation expense related to these new awards of $39,227 was recognized using modification date fair values determined based on the difference between the exercise price and the Common Stock price on the modification date. Accordingly, the deposit liability was reclassified to equity upon the vesting.

The following summarizes the classification of share-based compensation:

	Year Ended December 31,		
	2021	**2022**	**2023**
Cost of revenues	$ 4,309	$ 7,712	$ 6,091
General and administrative expenses	59,492	67,261	43,831
Research and development expenses	13,064	13,987	11,103
Selling and marketing expenses	6,029	6,745	3,946
Construction in progress	237	525	343
Total	**$ 83,131**	**$ 96,230**	**$ 65,314**

23. MAINLAND CHINA CONTRIBUTION PLAN

Full time employees of the Group in the PRC participate in a government-mandated multiemployer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require the Group to accrue for these benefits based on certain percentages of the employees' salaries. The total provisions for such employee benefits were $2,774, $3,370 and $3,552 for the years ended December 31, 2021, 2022 and 2023, respectively.

24. STATUTORY RESERVES AND RESTRICTED NET ASSETS

Relevant PRC statutory laws and regulations permit payments of dividends by the Group's PRC subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The results of operations reflected in the financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of the Company's subsidiaries.

MICROVAST HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023
(In thousands of U.S. dollars, except share and per share data, or as otherwise noted)

24. STATUTORY RESERVES AND RESTRICTED NET ASSETS - continued

Because the Group's entities in the PRC can only be paid out of distributable profits reported in accordance with PRC accounting standards, the Group's entities in the PRC are restricted from transferring a portion of their net assets to the Company. In accordance with the Regulations on Enterprises with Foreign Investment of China and their articles of association, a foreign invested enterprise established in the PRC is required to provide certain statutory reserves, namely general reserve fund, the enterprise expansion fund and staff welfare and bonus fund which are appropriated from net profit as reported in the enterprise's PRC statutory accounts, which is included in the retained earnings account in the equity section of the consolidated balance sheets. A wholly-owned foreign invested enterprise is required to allocate at least 10% of its annual after-tax profit to the general reserve until such reserve reaches 50% of its respective registered capital based on the enterprise's PRC statutory accounts. Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the board of directors for all foreign invested enterprises. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends. If any PRC subsidiary incurs debt on its own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to the Group. Any limitation on the ability of the PRC subsidiaries to distribute dividends or other payments to their respective shareholders could materially and adversely limit the ability to grow, make investments or acquisitions that could be beneficial to pay dividends.

The restricted amounts include the paid-in capital and statutory reserves of the Group's entities in the PRC. The aggregate amount of paid-in capital and statutory reserves, which is the amount of net assets of the Group's entities in the PRC (mainland) not available for distribution, were $523,087 and $528,337 as of December 31, 2022 and 2023, respectively.

25. SEGMENT INFORMATION

Operating segments are defined as components of an enterprise engaging in businesses activities for which separate financial information is available that is regularly evaluated by the Group's chief operating decision makers ("CODM") in deciding how to allocate resources and assess performance. The Group's CODM has been identified as the Chief Executive Officer ("CEO"), who reviews consolidated results including revenue, gross profit and operating profit at a consolidated level only and does not distinguish between products for the purpose of making decisions about resources allocation and performance assessment. As such, the Group concluded that it has one operating segment and one reporting segment.

Long-lived assets, classified by major geographic regions are as follows:

Geographic regions	December 31, 2022		December 31, 2023	
	Amount	%	Amount	%
PRC	233,202	67 %	304,380	48 %
Asia & Pacific	**233,202**	**67 %**	**304,380**	**48 %**
Germany	19,639	6 %	18,076	3 %
United Kingdom	66	0 %	43	0 %
Europe	**19,705**	**6 %**	**18,119**	**3 %**
United States	**94,872**	**27 %**	**310,152**	**49 %**
Total	**347,779**	**100 %**	**632,651**	**100 %**

MICROVAST HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023
(In thousands of U.S. dollars, except share and per share data, or as otherwise noted)

25. SEGMENT INFORMATION - continued

Disaggregation of revenue

Revenues, classified by major geographic regions in which the Group's customers are located are as follows:

Geographic regions	Year ended December 31, 2021 Amount	%	Year ended December 31, 2022 Amount	%	Year ended December 31, 2023 Amount	%
PRC	93,326	61 %	132,469	65 %	156,480	51 %
India	17,805	12 %	47,323	23 %	60,606	20 %
Russia	12,213	8 %	305	— %	—	— %
Other Asia & Pacific countries	8,172	5 %	4,938	2 %	2,047	1 %
Asia & Pacific	**131,516**	**86 %**	**185,035**	**90 %**	**219,133**	**72 %**
United Kingdom	11,386	7 %	3,976	2 %	3,510	1 %
Italy	3,140	2 %	6,389	3 %	56,592	18 %
Other European countries	5,016	4 %	5,444	3 %	24,256	8 %
Europe	**19,542**	**13 %**	**15,809**	**8 %**	**84,358**	**27 %**
United States	**918**	**1 %**	**3,651**	**2 %**	**3,126**	**1 %**
Total	**151,976**	**100 %**	**204,495**	**100 %**	**306,617**	**100 %**

26. RELATED PARTY BALANCES AND TRANSACTIONS

Name	Relationship with the Group
Ochem Chemical Co., Ltd ("Ochem")	Controlled by CEO
Ochemate Material Technologies Co., Ltd ("Ochemate")	Controlled by CEO

(1) Related party transaction

	Year Ended December 31,		
	2021	2022	2023
Raw material sold to Ochem	$ 390	$ —	$ —

(2) Interest-free loans

MPS received certain interest-free loans from related parties, Ochemate and Ochem, for the years ended December 31, 2021, 2022 and 2023, with accumulative amounts of $8,426, $— and $—, respectively.

The outstanding balance for the amount due from Ochem was $— and $— as of December 31, 2022 and 2023.

MICROVAST HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023
(In thousands of U.S. dollars, except share and per share data, or as otherwise noted)

27. NET LOSS PER SHARE

The following table sets forth the computation of basic and diluted net loss per share for the years indicated:

	Year Ended December 31,		
	2021	2022	2023
Numerator:			
Net loss attributable to Common Stock shareholders	$ (234,103)	$ (158,200)	$ (106,336)
Denominator:			
Weighted average Common Stock outstanding used in computing basic and diluted net loss per share	185,896,482	303,279,188	310,909,379
Basic and diluted net loss per share	$ (1.26)	$ (0.52)	$ (0.34)

For the years ended December 31, 2021, 2022 and 2023, the following Common Stock outstanding were excluded from the calculation of diluted net loss per share, as their inclusion would have been anti-dilutive for the years prescribed.

	Year ended December 31,		
	2021	2022	2023
Shares issuable upon exercise of share options	33,786,356	35,244,877	35,572,123
Shares issuable upon vesting of non-vested shares	167,268	1,399,711	3,623,777
Shares issuable upon exercise of capped non-vested shares	—	7,314,598	10,393,732
Shares issuable upon exercise of warrants	12,543,444	28,437,000	28,437,000
Shares issuable upon conversion of Series B2 Preferred	6,035,544	—	—
Shares issuable upon conversion of Series C1 Preferred	14,881,434	—	—
Shares issuable upon conversion of Series C2 Preferred	11,262,023	—	—
Shares issuable upon conversion of Series D1 Preferred	12,408,870	—	—
Shares issuable upon conversion of Series D2 Preferred	9,139,268	—	—
Shares issuable upon conversion of non-controlling interests of a subsidiary	9,595,605	—	—
Shares issuable upon vesting of Earn-out shares	8,821,913	19,999,988	19,999,988
Shares issuable that may be subject to cancellation	744,349	1,687,500	1,687,500

MICROVAST HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023
(In thousands of U.S. dollars, except share and per share data, or as otherwise noted)

28. COMMITMENTS AND CONTINGENCIES

Litigation

Corporate Governance Actions

The directors of Company predecessor, Tuscan (the "Tuscan Defendants"), and certain former and current Company officers have been named as defendants in a litigation filed in the Delaware Court of Chancery (the "Court of Chancery") captioned *Matt Jacob v. Stephen A. Vogel, et al.*, No. 2022-0600-PAF (Del. Ch.) (filed July 7, 2022). The plaintiff is seeking to certify the litigation as a stockholder class action. As amended, the complaint alleges that Tuscan Defendants breached their fiduciary duties in connection with Tuscan's acquisition of Microvast, Inc., including by making inadequate disclosures concerning the projected earnings of Microvast, Inc., and asserts claims for aiding and abetting that breach against the Company defendants. The plaintiff further alleges that once the earnings of the combined company became public, the Company's stock dropped, causing losses to investors.

On December 13, 2023, in response to a stockholder litigation demand, the Company filed a petition in the Court of Chancery pursuant to Section 205 of the Delaware General Corporation Law seeking validation of an amendment to the Company's Amended Certificate of Incorporation, the Business Combination and the issuance of the shares issued pursuant thereto, and the Company's Second Amended and Restated Certificate of Incorporation adopted in connection with the Business Combination (collectively, the "Acts") to resolve any uncertainty with respect to those matters, which action was captioned *In re Microvast Holdings Inc.*, C.A. No. 2023-1245-PAF. On March 18, 2024, the Court of Chancery granted the petition, validating and declaring effective each Act as of the time and date such Act was originally taken.

The Company, the directors of Company predecessor, Tuscan, and certain former and current Company officers and directors have also been named as defendants in a litigation filed in the Court of Chancery captioned *Denish Bhavsar v. Stephen Vogel, et al.*, Case No. 2024-0137-PAF (Del. Ch.) (filed Feb. 14, 2024). The plaintiff purports to assert derivative claims on behalf of the Company. The complaint alleges that the individual defendants breached their fiduciary duties in connection with Tuscan's acquisition of Microvast, Inc., including by making inadequate disclosures concerning Microvast, Inc.'s earnings and alleged conflicts of interest that existed between certain directors and Company stockholders.

The Company has received additional demands from purported Company stockholders, requesting that the Company's Board of Directors investigate whether current and former directors and officers of the Company and its predecessors, Tuscan and Microvast Inc., breached their fiduciary duties by allegedly making material misrepresentations about *inter alia* (1) Microvast Inc.'s performance and financial health in connection with the merger between Tuscan and Microvast Inc., and (2) the Company's loss of a conditional grant from the United States Department of Energy. The Company is reviewing the demands.

Securities Litigation

The Company and certain of its officers have also been named as defendants in a putative class action complaint by a shareholder of the Company in the U.S. District Court for the Southern District of Texas under the caption *Schelling v. Microvast Holdings, Inc.,* Case No. 4:23-cv-04565 (S.D. Tex.) (filed Dec. 5, 2023) (the "Schelling Action"). The complaint alleges that defendants violated certain federal securities laws by making misleading statements regarding the receipt of a conditional grant from the United States Department of Energy, the Company's profitability, and the nature of Company-associated operations in China. On March 1, 2024, the court appointed Co-Lead Plaintiffs and Co-Lead Counsel for the proposed class of Company investors. On March 14, 2024, the court approved a proposed schedule for filing of an amended complaint and briefing of a motion to dismiss. Plaintiffs must file an amended complaint by May 13, 2024. Defendants must file a motion to dismiss by June 27, 2024. Briefing on the motion to dismiss will be completed by September 10, 2024.

MICROVAST HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023
(In thousands of U.S. dollars, except share and per share data, or as otherwise noted)

28. COMMITMENTS AND CONTINGENCIES - continued

The Company and certain of its officers and directors have also been named as defendants in three derivative actions filed in the Southern District of Texas under the captions *Bhavsar v. Wu et al.*, No. 4:24-cv-00372 (S.D. Tex.) (filed Jan. 31, 2024), *Marti et al v. Wu et al*, Case No. 4:24-cv-00633 (S.D. Tex.) (filed Feb. 23, 2024), *Gidaro v. Wu et al*, Case No. 4:24-cv-00828 (S.D. Tex.) (filed Mar. 6, 2024). The complaints allege that the officer and director defendants violated the federal securities laws by making inadequate disclosures substantially similar to those alleged in the *Schelling* Action. The complaints further allege that these inadequate disclosures resulted from, and constituted, breaches of the officer and director defendants' fiduciary duties. On February 24, 2024, the court entered in an order in the first-filed case, *Bhavsar v. Wu* et al., No. 4:24-cv-00372, consolidating the *Bhavsar* case and *Marti et al v. Wu et al*, Case No. 4:24-cv-00633. The consolidated derivative litigation (the "Consolidated Derivative Action") is captioned *In re Microvast Holdings, Inc. Derivative Litigation*, Lead Case No. 4:24-cv-00372 (S.D. Tex.). The parties in the *Gidardo* action filed a stipulation to consolidate the *Gidaro* case into the Consolidated Derivative Action. The Consolidated Derivative Action is stayed pending disposition of an anticipated motion to dismiss in the *Schelling* Action.

Pursuant to the Company's governing documents and indemnification agreements entered into by the Company with certain of the named defendants, in the above-described actions, the Company has indemnified those defendants for all expenses and losses related to the litigation subject to the terms of those indemnification agreements. While the lawsuits are being vigorously defended, other reported lawsuits of this type have resulted in a broad range of outcomes, with each case being dependent on its own unique set of facts and circumstances. Litigation of this kind can lead to settlement negotiations, including negotiations prompted by pre-trial civil court procedures. The outcome of any litigation is inherently uncertain, and there is always the possibility that a court rules in a manner that is adverse to the interests of the Company and the individual defendants. However, the amount of any such loss in that scenario, which could be material, cannot be reasonably estimated at this time.

Other Matters

The Company and Microvast Energy have been named as defendants in a litigation filed in the Chancery Court for the State of Tennessee under the caption *Stoncor Group, Inc. v. Microvast, Inc., et al*, Case No. CD-24-12 (Tenn. Ch.) (filed Mar. 18, 2024). The plaintiff alleges that the Company failed to pay it for construction work that it performed on a Microvast Energy facility in Tennessee, and seeks damages of $1,251, plus certain fees and expenses, and foreclosure on the facility to satisfy the payment allegedly owed.

The Group is also involved in other litigation, claims, and proceedings. The Group evaluates the status of each legal matter and assesses the potential financial exposure. If the potential loss from any legal proceedings or litigation is considered probable and the amount can be reasonably estimated, the Group accrues a liability for the estimated loss. Significant judgment is required to determine the probability of a loss and whether the amount of the loss is reasonably estimated. As of December 31, 2022 and 2023, based on the information currently available, the Group believes that any loss contingencies that may arise as a result of currently pending legal proceedings cannot be accurately quantified at this time and thus cannot determine whether they will have a material adverse effect on the Group's business, results of operations, financial condition, and cash flows.

Capital commitments

Capital commitments for construction of property and purchase of property, plant and equipment were $64,686 as of December 31, 2023, which is mainly for the construction of capacity expansion projects in Huzhou, PRC and Clarksville, Tennessee, USA.

Purchase Commitments

Purchase commitments for non-cancelable contractual obligations primarily related to purchases of inventory were $52,588 as of December 31, 2023.

MICROVAST HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023
(In thousands of U.S. dollars, except share and per share data, or as otherwise noted)

28. COMMITMENTS AND CONTINGENCIES - continued

Pledged assets

Other than the pledges disclosed in Note 12, the Group may pledge certain assets to banks to secure the issuance of bank acceptance notes for the Group. As of December 31, 2023, notes receivable from customers in the amount of $18,184 and certificate of deposits in the amount of $3,665, together with certain of the Group's machinery and equipment with a carrying value of $28,286 has been pledged to secure the issuance of such notes.

29. SUBSEQUENT EVENTS

Subsequent funding activities

During the first quarter of 2024, the Company received $19,014 of short-term bank borrowings.

Liens and Notices of Non-payment

As of the date of issuance of the financial statements in this Annual Report, the Company has received $31,907 of liens and $5,548 of notices of non-payment, $1,251 of which was disclosed in Note 7 to the audited consolidated financial statements of this Annual Report.

ADDITIONAL INFORMATION FINANCIAL STATEMENT SCHEDULE I
CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY
BALANCE SHEETS
(In thousands of U.S. dollars, except share and per share data, or as otherwise noted)

		December 31, 2022		December 31, 2023
Assets				
Current assets:				
Cash and cash equivalents	$	99,337	$	1,510
Short-term investment		25,070		—
Amount due from subsidiaries		2,000		21,875
Total Current Assets		**126,407**		**23,385**
Investments in subsidiaries		592,264		540,954
Total Assets	$	**718,671**	$	**564,339**
Liabilities				
Current liabilities:				
Amount due to inter-company		105,533		5
Accrued expenses and other current liabilities		35		77
Total Current Liabilities		**105,568**		**82**
Warrant liability		126		67
Total Liabilities	$	**105,694**	$	**149**
Shareholders' Deficit				
Common Stock (par value of US$0.0001 per share, 750,000,000 shares authorized as of December 31, 2022 and 2023; 309,316,011 and 316,694,442 shares issued, and 307,628,511 and 315,006,942 shares outstanding as of December 31, 2022 and 2023)	$	31	$	32
Additional paid-in capital		1,416,160		1,481,241
Statutory reserves		6,032		6,032
Accumulated deficit		(791,165)		(897,501)
Accumulated other comprehensive loss		(18,081)		(25,614)
Total Shareholders' Equity		**612,977**		**564,190**
Total Liabilities and Shareholders' Equity	$	**718,671**	$	**564,339**

The accompanying notes are an integral part of these consolidated financial statements.

ADDITIONAL INFORMATION FINANCIAL STATEMENT SCHEDULE I
CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY
STATEMENT OF OPERATIONS
(In thousands of U.S. dollars, except share and per share data, or as otherwise noted)

	Year Ended December 31,		
	2021	2022	2023
Revenues from subsidiaries	$ —	$ —	$ —
Gross profit	—	—	—
Operating expenses:			
General and administrative expenses	(2,424)	(2,438)	(654)
Total operating expenses	**(2,424)**	**(2,438)**	**(654)**
Loss from operations	**(2,424)**	**(2,438)**	**(654)**
Other income and expenses:			
Interest income	10	2,179	2,666
Loss on changes in fair value of Bridge Notes	(9,861)	—	—
Gain on change in fair value of warrant liability	2,469	979	59
Other expense, net	59	—	—
(Loss) income before provision for income taxes	**(9,747)**	**720**	**2,071**
Income tax expense	—	—	—
Loss from investment in subsidiaries	(196,736)	(158,920)	(108,407)
Net loss attributable to Microvast Holdings, Inc.	**$ (206,483)**	**$ (158,200)**	**$ (106,336)**
Other comprehensive loss, net of tax of nil:			
Foreign currency translation adjustment	(655)	(24,782)	(7,533)
Total comprehensive loss attributable to Microvast Holdings, Inc.	**$ (207,138)**	**$ (182,982)**	**$ (113,869)**

The accompanying notes are an integral part of these consolidated financial statements.

ADDITIONAL INFORMATION FINANCIAL STATEMENT SCHEDULE I
CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY
STATEMENT OF CASH FLOWS
(In thousands of U.S. dollars, except share and per share data, or as otherwise noted)

	Year Ended December 31,		
	2021	**2022**	**2023**
Net cash generated (used) in operating activities	(2,846)	(4,498)	2,552
Cash flows from investing activities			
Purchases of property, plant and equipment	(18,465)	—	—
Investment in subsidiaries	(354,014)	(255,662)	(125,449)
Purchases of short-term investment	—	(25,070)	(430)
Proceeds from maturity of short-term investments	—	—	25,500
Net cash used in investing activities	(372,479)	(280,732)	(100,379)
Cash flows from financing activities			
Cash received from the trust account upon Merger, net of transaction costs	223,605	—	—
Cash received from PIPE investors upon Merger	482,500	—	—
Issuance of Bridge Notes	57,500	—	—
Payment to exited noncontrolling interests	(32,872)	—	—
Cash received from shareholders	—	27,559	—
Net cash generated from financing activities	730,733	27,559	—
Increase (decrease) in cash, cash equivalents and restricted cash	355,408	(257,671)	(97,827)
Cash, cash equivalents and restricted cash at beginning of the period	1,600	357,008	99,337
Cash, cash equivalents and restricted cash at end of the period	$ 357,008	$ 99,337	$ 1,510

The accompanying notes are an integral part of these consolidated financial statements.

ADDITIONAL INFORMATION FINANCIAL STATEMENT SCHEDULE I
CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY
NOTES OF THE CONDENSED FINANCIAL STATEMENTS

1. BASIS FOR PREPARATION

The financial information of the Company has been prepared using the same accounting policies as set out in the Group's consolidated financial statements except that the Company has used the equity method to account for investments in its subsidiaries.

2. INVESTMENTS IN SUBSIDIARIES

The Company and its subsidiaries were included in the consolidated financial statements where the inter-company transactions and balances were eliminated upon consolidation. For the purpose of the Company's stand-alone financial statements, its investments in subsidiaries were reported using the equity method of accounting. The Company's share of income from its subsidiaries were reported as equity in earnings of subsidiaries in the accompanying parent company financial statements.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Under supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2023. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were not effective as of December 31, 2023, as a result of the material weakness identified below.

In light of this material weakness, we performed additional analysis as deemed necessary to ensure that our financial statements were prepared in accordance with U.S. GAAP. Based on such analysis and notwithstanding the identified material weakness, management, including our Chief Executive Officer and Chief Financial Officer, believe the consolidated financial statements included in this Annual Report fairly represent in all material respects our financial condition, results of operations and cash flows at and for the periods presented in accordance with U.S. GAAP.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Management assessed the effectiveness of our internal control over financial reporting as December 31, 2023. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. As a result of this assessment, management has concluded that, as of December 31, 2023, our internal control over financial reporting was not effective due to the material weakness described below.

Material Weakness

In connection with the audit of the financial year ended December 31, 2023, we identified certain control deficiencies in the design and operation of our internal controls over our financial reporting that constituted a material weakness in aggregation. As defined in the standards established by the PCAOB, a "material weakness" is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our company's annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness that has been identified relates to the design and implementation of IT general controls for IT system that are relevant to the preparation of the financial statements. Specifically, we did not design and maintain adequate user access controls to restrict user and privileged access to certain particular function of the ERP during the implementation, which could allow a skilled user with privileged access to access and potentially make changes to the system relevant to the preparation of the financial statements.

Material Weakness Remediation

Subsequent to the identification of the material weakness, we have taken steps to address the control deficiencies and continue to implement our remediation plan, which we believe addresses the underlying causes. We executed on our remediation plan for the material weakness by removing all inappropriate access and establishing more robust processes to control the privileged access to our system with management review of the system log periodically. In addition, we also performed review on all user access privileges concerned, and no inappropriate activity from those privileged access was identified.

While we believe these efforts have improved, and will continue to improve, our internal controls and address the underlying causes of the material weakness, the material weakness will not be remediated until our remediation plan has

been fully implemented and tested and we have concluded that following the improvements, our IT general controls are operating effectively for a sufficient period of time.

Changes in Internal Control Over Financial Reporting

As described above, the Company is taking steps to remediate the material weakness noted above. Other than in connection with these remediation steps, there have been no changes in our internal control over financial reporting during the fiscal year ended December 31, 2023, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Limitations on Effectiveness of Controls and Procedures

Our management, including our Chief Executive Officer and Chief Financial Officer, believe that our disclosure controls and procedures and internal control over financial reporting are designed to provide reasonable levels of assurance of achieving their objectives and are effective at the reasonable assurance level. However, management does not expect that our disclosure controls and procedures or our internal control over financial reporting will prevent or detect all errors or all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the company have been detected. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Over time, controls may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and may not be detected.

ITEM 9B. OTHER INFORMATION

Not applicable.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

An issuer will not be required to comply with Item 9C until the SEC has identified it as having non-inspection year.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Our Executive Officers and Board of Directors

The following information is as of March 25, 2024.

Name	Age	Position(s)
Yang Wu	58	Founder, Chairman, President and Chief Executive Officer
Craig Webster	52	Chief Financial Officer
Wenjuan Mattis, Ph.D.	43	Chief Technology Officer
Sascha Rene Kelterborn	50	Chief Revenue Officer
Lu Gao	41	Chief Accounting Officer
Stephen Vogel	75	Director
Yeelong Tan Balladon	65	Director
Arthur Wong	64	Director
Wei Ying	57	Director
Yanzhuan Zheng	60	Director

Our Executive Officers

Yang Wu was elected to our Board as a Class III Director on July 23, 2021. Mr. Wu is the founder of Microvast and has been its Chairman, Chief Executive Officer and director since its inception in October 2006. Mr. Wu has periodically served as the Company's President, including from its inception through April 14, 2022, from January 10, 2023 through August 3, 2023 and from February 5, 2024 through the present. From 2000 to 2006, Mr. Wu served as chief executive officer at Omex Environmental Engineering Co., Ltd., a water treatment company, which he founded and was acquired by Dow Chemical Company in 2006. From 1996 to 2000, Mr. Wu served as chief executive officer and founder of Omex Engineering and Construction Inc. Prior to Omex Engineering and Construction, from 1989 to 1996, Mr. Wu was the founder of World Wide Omex, Inc., an agent for a large oilfield service company. Mr. Wu received his bachelor's degree from Southwest Petroleum University, Chengdu.

Mr. Wu is qualified to serve on our Board due to his deep industry expertise and his leadership experience.

Mr. Wu is a U.S. citizen and resides in the U.S.

Craig Webster was appointed as our Chief Financial Officer on April 14, 2022. He served on our Board from July 23, 2021 to July 1, 2022. Prior to that, he also served as a director of Microvast, Inc. from 2012 to July 1, 2022, and served as a member of our Board until July 1, 2022. Mr. Webster joined the Ashmore Group, a dedicated Emerging Markets investment manager, in January 2005, holding positions as General Counsel from 2007 to 2010 and Global Head of its Special Situations Funds from 2013 to 2018. During his time at Ashmore, he was a member of the firm's investment committees for its special situations funds and Latam Infrastructure Fund. He previously served as a director for BTS Group Holdings PCL (BKK: BTS) and Petron Corporation (Philippines:PCOR). Prior to the Ashmore Group, Mr. Webster worked as a lawyer specializing in cross-border M&A and corporate restructurings with Weil, Gotshal & Manges from 1998 to 2003. Mr. Webster began his career as a lawyer with DLA (now DLA Piper) in 1996. Mr. Webster holds a Bachelor of Arts degree in Marketing from the University of Stirling and the CPE and LPC qualifications from the College of Law (York).

Mr. Webster is a U.K. citizen and resides in the U.S.

Dr. Wenjuan Mattis was appointed as our Chief Technology Officer on July 23, 2021. She joined Microvast, Inc. in 2013, and she has served as Microvast Inc.'s Chief Technology Officer since January 2018, leading the development of battery materials, cells, modules and packs from R&D to production. Prior to that she served as Vice President of Technology since January 2015, and as Chief Scientist from October 2013 to December 2014. From March 2010 to October 2013, Dr. Mattis served as Senior Research Engineer at Dow Chemical Company in Midland, Michigan, where

78

she led and participated in battery projects developing materials and cells for electrified vehicles and consumer electronics. In May 2016, Dr. Mattis was the youngest member ever elected to the board of directors of the International Meeting on Lithium Batteries association. She has also served as the Vice President of International Automotive Lithium Battery Association since June 2013. Dr. Mattis holds a Bachelor of Science degree in Mechanics and Engineering Science from Fudan University, Shanghai and a Ph.D. degree in Materials Science and Engineering from the Pennsylvania State University. Dr. Mattis has been working on the development of lithium-ion battery technology for over 16 years. She has authored 22 papers and holds 97 patents.

Dr. Mattis is a U.S. citizen and resides in the U.S.

Sascha Rene Kelterborn was appointed as our Chief Revenue Officer on July 23, 2021; he also served as President from April 14, 2022 to January 10, 2023. He has been Microvast Inc.'s Chief Revenue Officer and Managing Director of Microvast EMEA since February 2021. From January 2018 until February 2021, he was Microvast Inc.'s Senior Vice President of Sales & Marketing Western Globe. He has also served as Managing Director of MPS and of Microvast EMEA since June 2017. He originally joined Microvast, Inc. as Deputy Managing Director of Microvast GMBH in January 2017. Prior to joining, he served as Managing Director of Kelterborn & Partner, providing consulting services to the railway, building supply and industrial sector from January 2015 to January 2017. From December 2007 until November 2014, he served in numerous positions with Vossloh AG, Werdohl, Germany, including Vice President CIS & Mongolia, December 2010 to November 2014, and Vice President Sales December 2007 to November 2010. At times during his engagement with Vossloh AG, he also served in the following positions: President of Vossloh Fastening Systems America Corp., Chicago, USA; Regional Director Vossloh Middle East Business Rail LLC, Abu Dhabi, UAE; Member of the International Sales Steering Committee of the Vossloh AG; Member of the supervisory board of ZAO Vossloh Fastening Systems, Moscow, Russia; and Member of the supervisory board of Vossloh Fastening Systems, Kunshan, China. Mr. Kelterborn holds a Bachelor of Arts degree from the University of Applied Science in Kiel, Germany.

Mr. Kelterborn is a German citizen and resides in the U.S.

Lu Gao was appointed as Chief Accounting Officer of the Company on July 23, 2021. She joined Microvast as its Chief Accounting Officer in March 2019. Prior to joining Microvast, she worked for Deloitte Touche Tohmatsu Certified Public Accountants LLP from July 2005 to May 2018 in various positions, where she was the leading manager participating in auditing a number of U.S. listed companies. She holds a bachelor's degree from Renmin University of China, with a major in accounting.

Ms. Gao is a citizen of China and resides in China.

Our Board of Directors

Yang Wu's biographical information is set forth above.

Yanzhuan Zheng was elected to the Board as a Class III Director on July 23, 2021. Mr. Zheng served as Microvast's Chief Financial Officer and as a director since 2010, and on April 14, 2022, Mr. Zheng transitioned from his role as Chief Financial Officer of the Company to advisor. Prior to joining Microvast, Mr. Zheng joined Quantum Energy Partners, a Houston-based private equity firm, in 2007. Mr. Zheng began his career with Arthur Anderson LLP in 1997. Mr. Zheng holds a Master of Science degree in accounting from Texas A&M University and is a Certified Public Accountant and a CFA Charter holder.

Mr. Zheng is qualified to serve on our Board due to his extensive experience and knowledge of accounting and financial matters.

Mr. Zheng is a U.S. citizen and resides in the U.S.

Yeelong Tan Balladon was elected to the Board as a Class III Director on July 1, 2022. Ms. Balladon has served as a trustee of the board of the Ashmore Funds since 2010 and as lead independent trustee since 2014. The Ashmore Funds is a registered U.S. mutual funds complex dedicated to investing in emerging markets. Ms. Balladon also served as a non-executive director of Pacnet Limited from 2008–2015 and Jasper Investments from 2011 to 2015. Ms. Balladon was an associate and subsequently a partner at Freshfields Bruckhaus Deringer, an international law firm, from 1982 to 1988 and 1994 to 2009. She retired from the partnership in 2009. Ms. Balladon holds an LL.B. from the National University of Singapore and is legally professionally qualified in Singapore, England & Wales and the New York Bar.

Ms. Balladon is qualified to serve on our Board due to her extensive legal and financial experience in the finance, banking and M&A sectors, particularly in emerging markets.

Ms. Balladon is a U.S. citizen and resides in the U.S.

Wei Ying was elected to the Board as a Class I Director on July 23, 2021. Mr. Ying has been a director of Microvast, Inc. since June 2017. Since December 2014, Mr. Ying has been a managing partner and director of CDH Shanghai Dinghui Bai Fu Investment Management Co., Ltd., a key investment manager entity under CDH Investment, and some of its affiliates. Mr. Ying has served as a director of CHTC Fong's Industries Company Limited (HKG: 0641) since September 2011, a director of Fountain Set (Holdings) Limited (HKG: 0420) since January 2015, a director of Giant Network Group Co., Ltd. (002558.SZ) since May 2016, a director of Zhongsheng Group Holdings Limited (OTCMKTS: ZSHGY) since December 2016, a director of Beijing East Environment Energy Technology Co., Ltd. (NEEQ: 831083) since July 2017, a director of Yunji Inc. (NASDAQ: YJ) since February 2018, and a director of Sinocelltech Group Limited (688520:Shanghai) since February 2019. Mr. Ying has also served as a director of Guolian Industry Investment Fund Management (Beijing) Co., Ltd. since February 2014, a director of Huaian Yuchu Transportation Co., Ltd. since August 2016, a director of Zhejiang Liji Electronics Co., Ltd. since December 2020, a director of Ane (Cayman) Inc. and its affiliates since August 2016, a director of Ningbo Dingcheng Investment Management Co., Ltd. since March 2018, a director of Shenzhen Tajirui Biomedical Co., Ltd. since July 2018, a director of Ningbo Dingyi Asset Management Co., Ltd. since October 2015, and a director of Shanghai Jiexin VC Investment Management Co., Ltd. since January 2017. Mr. Ying received a Bachelor's Degree in Economics from Zheijiang Gohgshang University and a Master of Business Administration from the University of San Francisco School of Management.

Mr. Ying is qualified to serve on our Board due to his extensive leadership experience and industry knowledge experience.

Mr. Ying is a Hong Kong citizen and resides in Hong Kong.

Stephen A. Vogel was elected to the Board as a Class I Director on July 23, 2021. He previously served as Tuscan's Chairman and Chief Executive Officer since its inception. He serves as Chairman and Chief Executive Officer of Tuscan Holdings Corp. II ("Tuscan II"), a blank check company like Tuscan that has been searching for a target business with which to consummate an initial business combination. He served as President and a Director of Twelve Seas Investment Company, a blank check company, from May 2018 until the completion of its business combination with Brooge Holdings Limited in December 2019. From December 2016 until February 2018, Mr. Vogel was Executive Chairman of Forum Merger Corporation, a blank check company that completed its initial public offering in April 2017. Forum completed its initial business combination in February 2018 with C1 Investment Corp. and in connection with the consummation of the business combination changed its name to ConvergeOne Holdings, Inc. (NASDAQ: CVON). He has served as General Partner of Vogel Partners, LLP, a private investment firm, since 1996. Mr. Vogel began his career in 1971 as President, Chief Executive Officer and co-founder of Synergy Gas Corp., a retail propane distribution company. After selling Synergy Gas Corp. to Northwestern Corp. in 1995, Mr. Vogel co-founded EntreCapital Partners, a private equity firm that focused on companies facing operational or management challenges, and served until 1999. Additionally, he was a venture partner at EnerTech Capital Partners, an energy focused venture capital firm, from 1999 to 2002, and an operating partner at Tri-Artisan Capital Partners, LLC, an investment bank, from 2004 to 2006. Mr. Vogel also served as Chief Executive Officer of Grameen America, a not-for-profit organization that provides microloans to low-income borrowers in the U.S., from 2008 to 2013. He served on the board of Netspend (NASDAQ: NTSP), a leader for prepaid stored value platforms, from 2011 to 2013. Mr. Vogel was a member of the Board of Trustees at Montefiore Medical Center and Children's Hospital for over 20 years and served on the Board of Trustees at Lighthouse International, a non-profit organization. Mr. Vogel is a past Trustee of the Horace Mann School and previously served on the board of directors of the National Propane Gas Association. Mr. Vogel received a Bachelor of Science degree from the Syracuse University School of Management.

Mr. Vogel is qualified to serve on our Board due to his extensive leadership experience and financial expertise.

Mr. Vogel is a U.S. citizen and resides in the U.S.

Arthur Wong was elected to the Board as a Class II Director on July 23, 2021. Mr. Wong currently serves as an independent director and Chairman of the Audit Committee of Daqo New Energy Corp. (NYSE: DQ) and Canadian Solar Inc. (NASDAQ: CSIQ). From November 2014 to February 2023, Mr. Wong served as an independent director and

Chairman of the Audit Committee of Maple Leaf Educational Systems Limited (HKSE: 1317). From March 2020 to March 2022, Mr. Wong served as an independent director of Tarena International, Inc. (NASDAQ: TEDU). From 2008 to 2018, Mr. Wong served as the Chief Financial Officer for Asia New-Energy, Nobao Renewable Energy, GreenTree Inns Hotel Management Group and Beijing Radio Cultural Transmission Company Limited, sequentially. From 1982 to 2008, Mr. Wong worked for Deloitte Touche Tohmatsu in Hong Kong, San Jose and Beijing over various periods of time, with his last position as a partner in the Beijing office. Mr. Wong received a bachelor's degree in applied economics from the University of San Francisco and a higher diploma of accountancy from Hong Kong Polytechnic University. He is a member of the American Institute of Certified Public Accountants, the Association of Chartered Certified Accountants and the Hong Kong Institute of Certified Public Accountants.

Mr. Wong is qualified to serve on our Board due to his extensive experience and knowledge of accounting and financial matters as well as audit functions.

Mr. Wong is both a U.K. citizen and a Hong Kong citizen and resides in China.

Composition of our Board

Our Board is divided into three classes, with each class serving a three-year term. The Class I directors are Stephen Vogel and Wei Ying, each of whom serves a term expiring at the annual meeting in 2025; the Class II director is Arthur Wong, whose term expires at the annual meeting in 2026; and the Class III directors are Yang Wu, Yanzhuan Zheng and Yeelong Balladon, each of whom serves a term expiring at the annual meeting in 2024.

Pursuant to the terms of the Stockholders Agreement, Yang Wu, Yanzhuan Zheng, Stanley Whittingham and Arthur Wong were nominated by Mr. Wu as the initial Wu Directors and Stephen Vogel was nominated by the Tuscan Group as the initial Tuscan Director.

Stanley Whittingham resigned from our Board effective October 9, 2023 to pursue other opportunities. Mr. Whittingham's resignation was not due to any disagreement with the Company on any matter relating to the Company's operations, policies, or practices.

Yeelong Balladon and Wei Ying each agreed to serve as directors on our Board in their personal capacities and not as representatives of Ashmore Group plc or CDH Griffin Holdings Company Limited, respectively, or any of their affiliates. Mr. Ying has been a director of Microvast, Inc. since June 2017.

Board Diversity Matrix

The following Board Diversity Matrix presents our Board diversity statistics in accordance with NASDAQ Rule 5606, as self-disclosed by our directors. Our Board satisfies the minimum objectives of NASDAQ Rule 5606(f)(3) by having at least one director who identifies as female and at least one director who identifies as a member of an underrepresented minority (as defined by NASDAQ rules).

Board Diversity Matrix (as of April 1, 2024)				
Total Number of Directors:		**6**		
Part I: Gender Identity	Female	Male	Non-Binary	Did Not Disclose Gender
Directors	1	5		
Part II: Demographic Background				
African American or Black				
Alaskan Native or American Indian				
Asian	1	3		
Hispanic or Latinx				
Native Hawaiian or Pacific Islander				

81

White	2	
Two or More Races or Ethnicities		
LGBTQ+		
Did Not Disclose Demographic Background		

Arrangements and Family Relationships

There are no arrangements or understandings between any of Yang Wu, Craig Webster, Wenjuan Mattis, Ph.D., Sascha Rene Kelterborn or Lu Gao and any other persons pursuant to which such individual was appointed as an executive officer of the Company. There are no family relationships between any of Yang Wu, Stephen Vogel, Yeelong Balladon, Yanzhuan Zheng, Wei Ying, Arthur Wong, Craig Webster, Wenjuan Mattis, Ph.D., Sascha Rene Kelterborn or Lu Gao and any director, executive officer or any person nominated or chosen by the Company to become a director or executive officer.

Committees of the Board

Our Board has an Audit Committee, Nominating & Corporate Governance Committee and Compensation Committee. The Board committees act in an advisory capacity to the full Board, except that the Compensation Committee has direct responsibility for the Chief Executive Officer and Chairman's goals, performance and compensation along with compensation of other executive officers, and the Audit Committee is expected to have direct responsibility for appointing, replacing, compensating and overseeing the independent registered public accounting firm. Our Board has adopted a written charter for each of the standing committees that clearly establishes the committees' respective roles and responsibilities, which is posted to our website. In addition, each committee has the authority to retain independent outside professional advisors or experts as it deems advisable or necessary, including the sole authority to retain and terminate any such advisors, to carry out its duties. The Board has determined that each member of the Audit, Nominating & Corporate Governance Committee and Compensation Committees is independent under our categorical standards and that each member is free of any relationship that would interfere with his or her individual exercise of independent judgment. The Board has determined that each member of the Audit Committee meets the independence requirements under the SEC rules and the NASDAQ listing standards applicable to audit committee members. The Board has also determined that each member of the Compensation Committee meets the independence requirements under the SEC rules and the NASDAQ listing standards applicable to compensation committee members.

Audit Committee

The Audit Committee has at least three members and consists entirely of independent directors, each of whom meets the independence requirements set forth in the listing standards of the NASDAQ and Rule 10A-3 under the Exchange Act and under our categorical standards. Each member of the Audit Committee is financially literate, and at least one member of the Audit Committee has accounting and related financial management expertise and satisfies the criteria to be an "audit committee financial expert" under the rules and regulations of the SEC, as those qualifications are interpreted by our Board in its business judgment. Our Audit Committee consists of Ms. Balladon, Mr. Wong and Mr. Ying, with Mr. Wong serving as chair and as the audit committee financial expert.

Code of Business Conduct and Ethics

We have adopted a code of business conduct and ethics applicable to our directors, officers and employees. A copy of that code is available on our principal corporate website at *https://microvast.com*.

Delinquent Section 16(a) Reports

Section 16(a) of the Securities Exchange Act of 1934 requires our directors, certain officers and any beneficial owners of more than 10% of our common stock to file reports relating to their ownership and changes in ownership of our common stock with the SEC and NASDAQ by certain deadlines. Based on a review of Section 16 filings with respect to our Company made during or with respect to the preceding year, we are not aware of any late Section 16(a) filings other than one late filing by Mr. Vogel reporting one transaction, one late filing by each of Dr. Mattis, Ms. Balladon reporting two transactions and one late filing by each of Messrs. Wong, Ying and Whittingham reporting three transactions.

ITEM 11. EXECUTIVE COMPENSATION

This section sets forth the compensation of our named executive officers for the year ended December 31, 2023 (our "NEOs"). Our NEOs are:

- Yang Wu, our Founder, Chairman, President and Chief Executive Officer;

- Craig Webster, our Chief Financial Officer;

- Zachariah Ward; our former President; and

- Shane Smith, our former Chief Procurement Officer.

As an "emerging growth company" under the JOBS Act, we are permitted to rely on exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies. Accordingly, we have not included in this section a compensation discussion and analysis of our executive compensation programs or tabular compensation information other than the "Summary Compensation Table" and the "Outstanding Equity Awards at Fiscal Year-End" table below. In addition, for so long as we are an emerging growth company, we will not be required to submit certain executive compensation matters to our stockholders for advisory votes, such as "say-on-pay" and "say-on-frequency" votes.

Summary Compensation Table

The following table sets forth the compensation of our NEOs for the years ended December 31, 2022 and 2023.

Name and Principal Position	Year	Salary ($)	Stock Awards ($)[1]	Option Awards ($)[2]	Nonequity Incentive Plan Compensation ($)[3]	All other compensation ($)	Total Compensation ($)
Yang Wu	2023	550,008	—	—	99,000	—	649,008
Founder, Chairman and Chief Executive Officer	2022	542,895	439,997	—	—	—	982,892
Zachariah Ward[4]	2023	383,333	279,750	1,480,000	—	—	2,143,083
Former President							
Craig Webster	2023	400,000	279,750	—	48,000	—	727,750
Chief Financial Officer	2022	309,908	159,993	3,190,000	—	13,330	3,673,231
Shane Smith[5]	2023	276,208	279,750	—	—	1,092,398[6]	1,648,356
Former Chief Procurement Officer							

(1) Represents the aggregate grant date fair value of stock awards granted to our named executive officers, computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, Compensation —Stock Compensation ("FASB Topic 718"). The 2023 stock awards consist of grants of RSUs and performance stock units ("PSUs") granted pursuant to the 2021 Plan. The terms of the 2023 RSUs and PSUs are summarized in "Elements of Executive Compensation—Long Term Incentives" below. The assumptions made when calculating the amounts reported are found in Note 22, "Share-Based Payment" to our audited consolidated financial statements

included in Part II, Item 8 of this Annual Report. Assuming maximum level of performance, the aggregate grant date values of the RSUs and PSUs are as follows:

Name	RSUs ($)	PSUs ($)	Total ($)
Yang Wu	—	—	—
Zachariah Ward	122,250	236,250	358,500
Craig Webster	122,250	236,250	358,500
Shane Smith	122,250	236,250	358,500

(2) Represents the grant date fair value of stock options granted to our named executive officers, computed in accordance with FASB Topic 718. The terms of the 2023 stock options are summarized in "Elements of Executive Compensation—Ward Performance Stock Options" below. The assumptions made when calculating the amounts reported are found in Note 22, "Share-Based Payment" to our audited consolidated financial statements included in Part II, Item 8 of this Annual Report.

(3) 2023 non-equity incentive plan compensation was earned pursuant to the Company's short-term cash incentive program as described in "Elements of Executive Compensation—Short-Term Incentives" below.

(4) Mr. Ward was promoted to President of the Company effective August 3, 2023. Mr. Ward was not previously an NEO of the Company. Mr. Ward resigned his employment with the Company effective February 5, 2024.

(5) Mr. Smith's employment with the Company terminated effective September 4, 2023. Mr. Smith was previously an NEO for the year ended December 31, 2021 but was not an NEO for the year ended December 31, 2022.

(6) Represents the cash severance paid and accrued for Mr. Smith during 2023 and the value of accelerated vesting of equity awards in connection with Mr. Smith's termination of employment, as summarized in "Smith Separation Agreement" below.

Elements of Executive Compensation

Base Salary

Base salaries are intended to provide a level of compensation sufficient to attract and retain an effective management team when considered in combination with the other components of our executive compensation program. The relative levels of base salary for our NEOs are designed to reflect each NEO's scope of responsibility and accountability to us. The base salaries for each of our NEOs for 2023 were: Mr. Wu—$550,000; Mr. Ward—$450,000; Mr. Webster—$400,000; and Mr. Smith—$400,000.

Short-Term Incentives

On January 31, 2023, the Compensation Committee of the Board established short-term cash incentive opportunities for our NEOs for 2023, which pay out in cash as a percentage of each NEO's base salary based on achievement of pre-determined revenue and adjusted gross margin performance goals, each weighted equally. The Compensation Committee set the following bonus targets for our NEOs for 2023: Mr. Wu—30% of base salary ($165,000); Mr. Ward—20% of base salary ($90,000); Mr. Webster—20% of base salary ($80,000); and Mr. Smith—20% of base salary ($80,000).

Short-term incentives pay out 0% of target if the threshold performance goal or below is achieved and 120% of target if the maximum performance goal or above is achieved. Payouts are linearly interpolated for performance between levels. Because the adjusted gross margin component of the 2023 short-term incentive opportunity was achieved at maximum, each of Messrs. Wu and Webster was eligible to receive a payout of 60% of his target short-term incentive. Messrs. Ward and Smith were not eligible to receive a short-term incentive payment due to their resignations of employment prior to the performance certification date.

Long-Term Incentives

On January 31, 2023, the Compensation Committee approved a new long-term incentive program (the "2023 LTI") pursuant to the 2021 Plan. The 2023 LTI includes two components: (i) time-vesting RSUs and (ii) PSUs. The RSUs will vest in equal installments on each of January 31, 2024, 2025 and 2026, provided that the recipient continues to provide services to the Company through the applicable vesting date. The PSUs will vest, if at all, based on the Company's achievement of relative TSR targets during the performance period from January 1, 2023 through December 31, 2025, provided that the recipient continues to provide services to the Company through the date achievement is certified by the Compensation Committee.

Relative TSR is measured based on stock price appreciation (including reinvested dividends) of constituent companies in a predetermined peer group during the performance period. Companies in the peer group are ranked based on their TSR during the performance period and PSUs are earned based on the percentile rank of the Company's TSR during the performance period relative to the TSR of the members of the comparator peer group. The PSUs are earned at 50% of target if the company TSR performance is achieved at the 25th percentile and 150% of target if the company TSR performance is achieved at the 75th percentile or higher, with payouts linearly interpolated for performance between levels, and there is 0% payout for company TSR performance below the 25th percentile.

Under the 2023 LTI, Messrs. Ward, Webster and Smith were each granted 75,000 RSUs and 75,000 PSUs (at target). Mr. Wu did not participate in the 2023 LTI.

Because performance under the Company's 2021 long-term incentive program was certified at below threshold performance, all PSUs granted under the 2021 long-term incentive program were forfeited by our NEOs.

Ward Performance Stock Options

In connection with his promotion to President of the Company, Mr. Ward was granted options to purchase 1,000,000 shares of the Company's common stock under the 2021 Plan. The options vest over three years, subject to satisfaction of certain business acquisition and capital improvement performance goals and have an exercise price of $2.67. in connection with Mr. Ward's resignation, these options were forfeited and cancelled for no consideration. In connection with his resignation, Mr. Ward forfeited all unvested equity awards.

Employment Agreements with NEOs

Each of our NEOs is a party to a written employment arrangement (the "Employment Agreements"). The material terms of each of those arrangements are summarized below. For a description of the compensation actually paid to our NEOs for 2023, please refer to the "Summary Compensation Table" above. The Employment Agreements with Messrs. Smith and Ward terminated in connection with the termination of their employment.

Subject to earlier termination in accordance with the Employment Agreements, each of our NEOs is engaged for a three-year term of employment, at the end of which their term of employment will be automatically extended for additional 12-month periods unless a notice of non-renewal is given by either party in accordance with the notice requirements of the Employment Agreement prior to the expiration of the term then in effect.

The Employment Agreements provide for an annual base salary, the opportunity to participate in the Company's annual incentive bonus plan for senior executives and the Company's long-term incentive plan, each in accordance with the terms of such plans that may be in effect from time-to-time and subject to such other terms as the Board may approve and eligibility to participate in the benefit plans or programs of the Company generally provided to other similarly situated executives of the Company.

The term of employment under the Employment Agreements may be terminated by either the Company or the executive at any time and for any reason upon thirty (30) day's prior written notice. Upon a termination by the Company or an executive for any reason, an executive (or his or her estate upon a termination due to death of the executive) will receive all accrued salary and any earned but unpaid bonuses through and including the date of termination. Following a termination due to death or disability of an executive, the executive (or his or her estate) will also receive: (i) a pro rata bonus for the annual bonus that the executive would have earned for the fiscal year in which the death or disability occurs based on performance as determined by the Board, prorated for the period of time during the fiscal year worked by the executive; and (ii) if the death or disability occurs within their three-year term, full acceleration of any equity awards or

other long-term incentive awards held by the executive as of the effective time of the executive's Employment Agreement that were granted to the executive prior to such effective time. Any other outstanding equity awards or long-term incentive awards granted to the executive following the effective time of the executive's Employment Agreement will be treated in accordance with the terms of the applicable plans and award agreements.

Following a termination of employment by the Company without Cause (as defined in the Employment Agreements) or due to resignation by an executive for Good Reason (as defined in the Employment Agreements), in either case prior to a Change in Control (as defined in the Employment Agreements), subject to the execution and non-revocation by the executive of a general release of claims in favor of the Company, the executive will be entitled to: (i) an amount equal to, for the Chief Executive Officer, two and a half times, and for each other NEO, one and a half times, the sum of (x) the executive's then-current base salary plus (y) the greater of (A) the average amount of the annual bonus paid to the executive for each of the three fiscal years immediately prior to the fiscal year in which the termination or resignation occurs or (B) the target annual bonus for the fiscal year in which the termination or resignation occurs, payable in substantially equal monthly installments over a period of 30 months for the Chief Executive Officer and 18 months for each other NEO; and (ii) if the termination without Cause or resignation for Good Reason occurs within three years following the effective time of the executive's Employment Agreement, full acceleration of any equity awards or other long-term incentive awards held by the executive as of the effective time of the executive's Employment Agreement that were granted to the executive prior to such effective time. Any other outstanding equity awards or long-term incentive awards granted to the executive following the effective time of the executive's Employment Agreement will be treated in accordance with the terms of the applicable plans and award agreements.

Following a termination by the Company without Cause or due to resignation by an executive for Good Reason on or within two years following the closing of a Change in Control, subject to the execution and non-revocation by the executive of a general release of claims in favor of the Company, the executive will be entitled to: (i) an amount equal to, for the Chief Executive Officer, three times, and for the other NEOs, two times, the sum of (x) the executive's then-current base salary plus (y) the greater of (A) the average amount of the annual bonus paid to the executive for each of the three fiscal years immediately prior to the fiscal year in which the termination or resignation occurs or (B) the target annual bonus for the fiscal year in which the termination or resignation occurs, payable in a single lump sum within 75 days of the termination or resignation; (ii) a pro rata bonus of the greater of (A) the average amount of the annual bonus paid to the executive for each of the three fiscal years immediately prior to the fiscal year in which the termination or resignation occurs or (B) the annual bonus the executive would have earned for the fiscal year in which the termination or resignation occurs based on performance as determined through the date of termination or resignation, prorated for the period of time during the fiscal year worked by the executive, payable in a single lump sum within 75 days of the termination or resignation; and (iii) full acceleration of all outstanding equity awards held by the executive as of the date of termination or resignation.

Each of our NEOs is subject to restrictive covenants as follows: (i) a post-termination non-compete covenant for a period of 18 months following the executive's termination or resignation for any reason; (ii) confidentiality restrictions through the time period such confidential information remains not generally known to the public; and (iii) customer and employee non-solicitation and non-interference for a period of 18 months following the executive's termination or resignation for any reason.

Smith Separation Agreement

In connection with his termination of employment with the Company, Mr. Smith entered into a Separation Agreement with the Company, dated August 23, 2023 (the "Separation Agreement"). Pursuant to the terms of the Separation Agreement, Mr. Smith was entitled to receive cash severance in the amount of $720,000, payable in substantially equal installments over the 18-month period following Mr. Smith's termination of employment, and all outstanding equity awards granted to Mr. Smith under the 2021 Plan vested in full as of Mr. Smith's separation date, with all performance-based awards vesting at target performance and all stock options remaining exercisable for 90 days following Mr. Smith's termination of employment.

Compensation Upon Separation of Employment or Change in Control

Employment Agreements with NEOs

Descriptions of the severance payments and benefits to be provided to our NEOs, including in respect of equity awards held by our NEOs, in connection with certain terminations of employment both in connection with a change in control and not in connection with a change in control, are set forth in "Employment Agreements with NEOs" above.

Smith Separation Agreement

Descriptions of the severance payments and benefits to be provided to Mr. Smith, including in respect of equity awards held by Mr. Smith, in connection with his termination of employment with the Company are set forth in "Smith Separation Agreement" above..

Long-Term Incentive Plan Awards

Upon an NEO's voluntary resignation or termination by the Company with Cause (as defined in the NEO's Employment Agreement or in the absence of such provision in the Employment Agreement, as defined in the applicable award agreement), all outstanding RSUs, PSUs and stock options, whether vested or unvested, will be forfeited and canceled in full, except that with respect to stock options other than performance-based stock options, if the NEO resigns with Good Reason (as defined in the NEO's Employment Agreement or in the absence of such provision in the Employment Agreement, as defined in the stock option award agreement), a pro rata number of stock options will vest and remain exercisable until the earlier of 90 days following the NEO's resignation with Good Reason or the expiration date of the stock options. Upon an NEO's termination without Cause, a pro rata portion of the unvested RSUs will vest, a pro rata portion of the PSUs will vest subject to certification of the applicable performance criteria and a pro rata portion of the unvested stock options will vest, subject to certification of the applicable performance criteria, if any, and remain exercisable until the earlier of 90 days following the NEO's termination without Cause or the expiration date of the stock options.

Upon an NEO's death or Disability (as defined in the 2021 Plan) or retirement (as defined in the applicable award agreement): a pro rata portion of the unvested RSUs will vest; in the case of an NEO's death or Disability, a pro rata portion of all unvested PSUs will vest and performance will be deemed achieved at 100% of target, and in the case of an NEO's retirement, all unvested PSUs will vest pro rata subject to certification of the applicable performance criteria, provided the NEO provided services for at least 12 months during the performance period; all unvested service-based stock options will vest pro rata and remain exercisable until the earlier of 90 days (in the case of the NEO's retirement) or 12 months (in the case of the NEO's death or Disability) following the NEO's termination of employment or the expiration date of the stock options; and a pro rata portion of all unvested performance-based stock options will remain outstanding and vest subject to certification of the applicable performance criteria and will be exercisable until the earlier of 90 days (in the case of the NEO's retirement) or 12 months (in the case of the NEO's death or Disability) following the NEO's termination of employment or the expiration date of the stock options. None of our NEOs are currently retirement eligible.

If an NEO resigns with Good Reason or is terminated by the Company without Cause in connection with or during the 12-month period following a Change in Control (as defined in the 2021 Plan), all outstanding RSUs, PSUs and stock options will vest in full, and if performance has not yet been determined, in the case of the RSUs and PSUs, it will be deemed achieved at 100% of target.

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth the outstanding equity awards held by each of our NEOs as of December 31, 2023.

	Option Awards				Stock Awards			
Name	Number of securities underlying unexercised options (#) exercisable	Number of securities underlying unexercised options (#) unexercisable	Option exercise price ($)	Option expiration date	Number of shares or units of stock that have not vested (#)	Market value of shares of units of stock that have not vested ($)[1]	Equity incentive plan awards: Number of unearned shares, units or other rights that have not vested (#)	Equity incentive plan awards: Market or payout value of unearned shares, units or other rights that have not vested ($)[1]
Yang Wu	—	—	—	—	—	—	25,902[2]	36,263
	—	—	—	—	—	—	—	—
Zachariah Ward	—	1,000,000[3]	2.67	8/3/2033	—	—	—	—
	166,667	333,333[4]	2.42	7/7/2032	—	—	—	—
	—	—	—	—	8,424[5]	11,794	—	—
	—	—	—	—	75,000[6]	105,000	—	—
	—	—	—	—	—	—	37,500[7]	52,500
Craig Webster	333,333	666,667[8]	5.69	4/14/2032	—	—	—	—
	—	—	—	—	—	—	6,279[2]	8,791
	—	—	—	—	75,000[6]	105,000	—	—
	—	—	—	—	—	—	37,500[7]	52,500
Shane Smith[9]	—	—	—	—	—	—	—	—

(1) The value presented in the table is equal to the product of the number of RSUs and PSUs, as applicable, that had not vested as of December 31, 2023 and the closing price of our common stock on such date, which was $1.40.

(2) Represents PSUs granted pursuant to the Company's 2022 long-term incentive program at threshold performance. These PSUs will vest, subject to achievement of the applicable performance criteria and the NEO's continued employment with or services to us or one of our affiliates through the vesting date, following the end of the performance period on December 31, 2024.

(3) Represents stock options granted under the 2021 Plan. These stock options will vest in equal installments on each of August 3, 2024, 2025 and 2026, subject to achievement of the applicable performance criteria and the NEO's continued employment with or services to us or one of our affiliates through the vesting date.

(4) Represents stock options granted under the 2021 Plan. These stock options will vest in equal installments on each of July 7, 2024 and 2025, subject to the NEO's continued employment with or services to us or one of our affiliates through the vesting date.

(5) Represents RSUs granted under the 2021 Plan. 50% of these RSUs vested on January 31, 2024 and 50% of these RSUs will vest on January 31, 2025, subject to the NEO's continued employment with or services to us or one of our affiliates through the vesting date.

(6) Represents RSUs granted under the 2021 Plan. These RSUs will vest in equal installments on each of January 31, 2024, 2025 and 2026, subject to the NEO's continued employment with or services to us or one of our affiliates through the vesting date.

(7) Represents PSUs granted pursuant to the 2023 LTI at threshold performance. These PSUs will vest, subject to achievement of the applicable performance criteria and the NEO's continued employment with or services to us or one of our affiliates through the vesting date, following the end of the performance period on December 31, 2025.

(8) Represents stock options granted under the 2021 Plan. These stock options will vest in equal installments on each of April 14, 2024 and 2025.

(9) In connection with Mr. Smith's termination of employment with the Company, all outstanding equity awards granted to Mr. Smith under the 2021 Plan vested in full as of Mr. Smith's separation date, with all performance-based awards vesting at target performance and all stock options remaining exercisable for 90 days following Mr. Smith's

termination of employment. As a result, Mr. Smith did not hold any outstanding equity awards as of December 31, 2023.

Retirement Plans

We sponsor a 401(k) plan covering substantially all our employees, including our NEOs. Eligible employees may elect to make pre-tax contributions to the plan, subject to limitations set forth by the plan and the Code. All eligible employees, including our NEOs, may participate in the plan on substantially the same terms. We do not provide matching employer contributions to employees' accounts under the plan.

Director Compensation

The table below sets forth information regarding non-employee director compensation for the year ended December 31, 2023.

Name	Fees Earned or Paid in Cash ($)[1]	Stock Awards ($)[2]	Total ($)
Yanzhuan Zheng[3]	—	—	—
Arthur Wong	94,103	110,026	204,129
Stanley Whittingham[4]	56,103	110,026	166,129
Stephen Vogel	84,103	110,026	194,129
Ying Wei	74,103	110,026	184,129
Yeelong Tan Balladon	89,103	110,026	199,129

(1) Reflects changes to the Company's non-employee director compensation policy effective August 3, 2023, as summarized under "Non-Employee Director Compensation" below. Includes the portion of the non-employee director's annual cash retainer received as Elective RSUs, as summarized in "Non-Employee Director Compensation" below, computed in accordance with FASB Topic 718, as follows: Mr. Wong—7,788; Mr. Whittingham—4,842; Mr Vogel—18,018, and Mr. Ying—30,634.

(2) Represents the aggregate grant date fair value of the annual RSUs computed in accordance with FASB Topic 718. As summarized in "Non-Employee Director Compensation" below, in connection with changes to the Company's non-employee director compensation policy during 2023, the number of annual RSUs granted to our directors in 2023 was based on the portion of the award applicable to service during the third and fourth quarters of fiscal 2023 and all of fiscal 2024, multiplied by our closing stock price on the effective date of the Company's 2023 non-employee director compensation policy. For each non-employee director other than Mr. Zheng, represents 53,671 RSUs, which, together with the unvested Elective RSUs described below, represent all outstanding equity awards held by our non-employee directors other than Mr. Zheng as of December 31, 2023.

(3) Mr. Zheng does not receive any compensation for services provided to the Company as a director. Pursuant to the terms of a consulting agreement between Mr. Zheng and the Company, Mr. Zheng received the following as compensation for services provided to the Company as an advisor during 2023: salary and fees—$297,014; RSUs—$65,200; PSUs—$84,000 at target performance ($126,000 at maximum performance). As of December 31, 2023, Mr. Zheng had 1,122,100 stock options, 40,000 RSUs and 49,419 PSUs (at target performance) outstanding.

(4) Mr. Whittingham resigned as a Board member on October 9, 2023. In connection with his resignation, Mr. Whittingham forfeited all of his unvested RSUs.

Non-Employee Director Compensation

For 2023, our non-employee directors other than Mr. Zheng were compensated for services in accordance with our non-employee director compensation policy that was adopted by our Board on May 11, 2022 (the "2022 Director Compensation Policy") and the non-employee director compensation policy that was adopted by our Board on August 3, 2023 (the "2023 Director Compensation Policy"). The materials terms of each of the 2022 Director Compensation Policy and 2023 Director Compensation Policy are described below.

For their service to the Company during the first and second fiscal quarters of 2023 and the portion of the third fiscal quarter that preceded August 3, 2023, our non-employee directors other than Mr. Zheng received cash compensation in accordance with the 2022 Director Compensation Policy. For their service to the Company from August 3, 2023 through December 31, 2023, our non-employee directors other than Mr. Zheng received cash compensation in accordance with the 2023 Director Compensation Policy. Annual cash compensation amounts are payable in equal quarterly installments, in arrears on or about the last day of each fiscal quarter in which the service occurred.

For their service to the Company during 2023, each of our non-employee directors other than Mr. Zheng received an annual award of RSUs under the 2023 Director Compensation Policy, which will vest on December 31, 2024, subject to the director's continued service through such date. The Company does not expect to make another grant of annual RSUs to our non-employee directors during 2024. In addition, our non-employee directors other than Mr. Zheng may elect to receive all or a portion of their annual cash retainer in the form of RSUs (the "Elective RSUs"). The grant date of the Elective RSUs is the date the non-employee director makes the election to receive equity in lieu of his or her cash retainer and the value of the RSUs is equal to the amount of the non-employee director's annual cash retainer that is foregone. The Elective RSUs vest in quarterly installments on the last day of each fiscal quarter. The number of Elective RSUs each non-employee director received in 2023 are set forth in footnote 4 to the "Director Compensation" table above. Commencing with 2024, our non-employee directors must make elections to receive equity in lieu of his or her cash retainer prior to the start of the calendar year, which elective RSUs will vest on the last day of the calendar year for which the election was made.

	2022 Director Compensation Policy	2023 Director Compensation Policy
Board Member Retainer	$70,000	$80,000
Lead Independent Director Retainer	$25,000	$25,000
Audit Committee Chair Retainer	$20,000	$20,000
Compensation Committee Chair Retainer	$15,000	$15,000
N&GC Committee Chair Retainer	$10,000	$10,000
Annual Restricted Stock Units (GDFV)	$80,000	$95,000

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The following table sets forth information regarding the beneficial ownership of our common stock as of March 25, 2024, by:

- each person known by us to be the beneficial owner of more than 5% of our outstanding shares of common stock;

- each executive officer and director of the Company; and

- all of our executive officers and directors as a group.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, including restricted stock units and warrants that are currently exercisable or exercisable within 60 days.

Names and Addresses of Beneficial Owners[1]	Number of Shares	Percent Beneficially Owned[2]
Directors and Named Executive Officers:		
Yang Wu[3]	85,036,953	26.8
Arthur Wong	61,636	*
Stephen Vogel[4]	4,240,304	1.3

Wei Ying	99,768	*
Yanzhuan Zheng[5]	1,431,400	*
Yeelong Balladon	36,036	*
Craig Webster[6]	1,019,744	*
Zachariah Ward[7]	33,423	*
Shane Smith[8]	2,820,010	*
All directors and executive officers as a group (10 persons)	95,611,415	30.1
Five Percent Holders:		
Yang Wu[3]	85,036,953	26.8
CDH Griffin Holdings Company Limited[9]	40,435,753	12.7
BlackRock, Inc.[10]	16,668,819	5.3

* Less than one percent.

(1) Unless otherwise indicated, the business address of each of the individuals listed is c/o Microvast Holdings, Inc., 12603 Southwest Freeway, Suite 300, Stafford, Texas 77477.

(2) The percentage of beneficial ownership is calculated based on 317,206,095 shares of common stock currently issued and outstanding as of March 25, 2024. Shares issuable upon the exercise of warrants or stock options and restricted stock units scheduled to vest within 60 days are deemed outstanding in the denominator used for computing the percentage of the respective person or group holding such warrants, stock options or restricted stock units but are not outstanding for computing the percentage of any other person or group. Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all shares of common stock beneficially owned by them.

(3) Includes 2,000,000 shares held by Mr. Wu's children, for which Mr. Wu has sole voting and shared dispositive power.

(4) Includes 150,512 warrants.

(5) Includes 748,067 stock options exercisable within 60 days.

(6) Includes 666,667 stock options exercisable within 60 days.

(7) As of February 5, 2024, Mr. Ward's last day of employment with the Company.

(8) As of September 4, 2023, Mr. Smith's last day of employment with the Company.

(9) According to a Schedule 13G filed on February 15, 2022, Evergreen Ever Limited ("Evergreen") has sole voting and dispositive power over 31,446,469 shares of common stock and Aurora Sheen Limited ("Aurora") has sole voting and dispositive power over 5,734,018 shares of common stock. In addition, Hangzhou CDH New Trend Equity Investment Partnership (Limited Partnership) ("New Trend") has sole voting and dispositive power over 3,255,266 shares of common stock that were issued in the name of (and held on behalf of New Trend by) MVST SPV Inc., a wholly owned subsidiary of the Company, pursuant to a framework agreement dated February 1, 2021 by and among the Company, New Trend and other parties named therein. The sole shareholder of Evergreen is Piccadilly, L.P., ("Piccadilly") the sole general partner of which is CDH China HF Holdings Company Limited ("HF Holdings"). The sole shareholder of Aurora is Shanghai Dinghui Pingxun Investment Partnership (LLP) ("Shanghai Dinghui") , the sole general partner of which is CDH Shanghai Baifu Wealth Management Company ("Shanghai Baifu"). Dispositive and voting power of the securities held by Evergreen and Aurora is exercised by the members of the investment and risk committee (the "IR Committee"), comprising Wu Shangzhi, Ying Wei, Li Dan, Wei Bin and William Hsu. The IR Committee is appointed by HF Holdings and Shanghai Baifu, respectively. HF Holdings and Shanghai Baifu may be deemed to have beneficial ownership over the shares held by Evergreen and Aurora, respectively. The general partner of New Trend is Dinghui Equity Investment Management (Tianjin) Company Limited ("Dinghui Equity"). Dispositive and voting power of the securities beneficially owned by New Trend is exercised by the members of the investment committee (the "Investment Committee"), comprising Wu Shangzhi, Jiao Shuge, Wang Lin and Huang Yan. The Investment Committee is appointed by Dinghui Equity. Dinghui Equity may be deemed to have beneficial ownership over the shares beneficially owned by New Trend. HF Holdings, Shanghai Baifu and Dinghui Equity are controlled by CDH Investment Management Company Limited ("CDH Investment"), and CDH Griffin Holdings Company Limited ("Griffin Holdings") holds a majority of the equity interests in CDH Investment. The ultimate parent entity is Griffin Holdings. The address for each of the foregoing entities is 1503, Level 15, International Commerce Centre, 1 Austin Road West, Kowloon, Hong Kong, China.

(10) According to a Schedule 13G filed on February 2, 2024, BlackRock, Inc. has sole voting power over 16,303,656 shares of common stock and sole dispositive power over 16,668,819 shares of common stock. The address for BlackRock, Inc. is 50 Hudson Yards, New York, NY 10001.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Zheng Agreement

In connection with the termination of Mr. Zheng's employment with the Company, the Company and Mr. Zheng entered into a transition services agreement, dated April 14, 2022 (the "Zheng Agreement"), pursuant to which Mr. Zheng provided transition support and services as may be reasonably requested by the Chief Executive Officer, the Chief Financial Officer and the Board. Pursuant to the Zheng Agreement, Mr. Zheng provided transition services for an initial term of 18 months that commenced on the date his employment with the Company terminated, and which continued thereafter on an as-needed basis, unless terminated earlier as permitted in the Zheng Agreement. In exchange for Mr. Zheng's transition services, Mr. Zheng receives a consulting fee equal to $25,000 per month, which Mr. Zheng voluntarily reduced to $16,667 per month effective March 11, 2024. Mr. Zheng continues to serve as a member of the Board. The Zheng Agreement was terminated by mutual agreement on February 26, 2024.

Pursuant to the Zheng Agreement, all capped RSUs and stock options held by Mr. Zheng as of the date of employment termination vested in full, with the stock options remaining exercisable until three months following the termination of his transition services in accordance with the terms and conditions of the stock option award agreement. All RSUs and PSUs held by Mr. Zheng as of the date of employment termination remain outstanding and will continue to be subject to their terms and conditions under the 2021 Plan and the applicable award agreements. Mr. Zheng remains eligible to participate in the Company's long-term incentive and short-term incentive plans for each fiscal year of service.

Stockholders Agreement

In connection with the Business Combination, on July 23, 2021, the Company, Mr. Yang Wu and Tuscan Holdings Acquisition LLC entered into an agreement (the "Stockholders Agreement") which provides that Mr. Wu will have the right, but not the obligation, to nominate for election to the Board at every meeting of the stockholders of the Company at which directors are elected a number of individuals (rounded up to the nearest whole number) equal to (a) the total number of directors, multiplied by (b) the quotient obtained by dividing the shares of common stock beneficially owned by Mr. Wu by the total number of outstanding shares of common stock (each, a "Wu Director") less the number of Wu Directors then serving on the Board and whose terms in office are not expiring at such meeting. Mr. Wu, Yanzhuan Zheng, Stanley Whittingham and Arthur Wong were nominated by Mr. Wu as the initial Wu Directors. The Stockholders Agreement provides that any increase or decrease in the number of directors will require the affirmative vote of the Wu Directors. Under the terms of the Stockholders Agreement, there are currently four Wu Directors.

So long as Tuscan Holdings Acquisition LLC beneficially owns at least 5,175,000 shares of common stock, Tuscan Holdings Acquisition LLC will have the right, but not the obligation, to nominate for election to the Board at every meeting of the stockholders of the Company at which directors are elected, one individual (the "Tuscan Director") less the number of Tuscan Directors then serving on the Board and whose terms in office are not expiring at such meeting. Stephen Vogel was nominated by Tuscan Holdings Acquisition LLC as the initial Tuscan Director. Since Tuscan Holdings Acquisition LLC no longer beneficially owns 5,175,000 shares of common stock, Tuscan Holdings Acquisition LLC no longer has the right to nominate a Tuscan Director.

Registration Rights and Lock-Up Agreement

On July 23, 2021, the Company entered into the Registration Rights and Lockup Agreement with stockholders of Microvast, Inc. prior to the consummation of the Business Combination, the affiliates of certain former investors in our subsidiary Microvast Power System (Houzhou) Co. Ltd., the Tuscan Group and certain officers and directors of the Company, pursuant to which the Company was obligated to file a registration statement promptly following the closing of the Business Combination to register the resale of certain securities of the Company held by the parties to the Registration Rights and Lock-Up Agreement. The Registration Rights and Lock-Up Agreement provides the parties thereto with "piggy-back" registration rights, subject to certain requirements and customary conditions.

Subject to certain exceptions, the Registration Rights and Lock-Up Agreement further provides (1) Mr. Wu will be subject to a lock-up of two years for 75% of his shares of common stock, provided that, with respect to the 25% of his shares subject to the one-year lock-up, he can sell those shares if the shares trade at $15.00 or above for 20 days in any 30-day period, and (2) with respect to the shares of common stock owned by members of the Tuscan Group, certain officers

and officers of the Company and the Tuscan Group such shares are subject to the transfer restrictions provided in the Amendment to the Escrow Agreement (as defined below).

Indemnity Agreements

On July 23, 2021, we entered into indemnity agreements with Mr. Wu, Yanzhuan Zheng, Craig Webster, Wei Ying, Stanley Whittingham, Arthur Wong and Stephen Vogel, each of whom became a director following the Business Combination, and Wenjuan Mattis, Ph.D., Shane Smith, and Sascha Rene Kelterborn each of whom became executive officers of the Company following the Business Combination. Each indemnity agreement provides that, subject to limited exceptions, and among other things, we will indemnify the director or executive officer to the fullest extent permitted by law for claims arising in his or her capacity as our director or officer.

Share Issuances

In connection with our IPO, all of the 6,900,000 founder shares owned by the Tuscan Group (the "Founder Shares") were placed into an escrow account at Morgan Stanley, maintained in New York, New York by Continental Stock Transfer & Trust Company acting as escrow agent (the "Escrow Agent"). Subject to certain limited exceptions, the Escrow Agreement originally provided that these shares may not be transferred, assigned, sold or released from escrow (subject to certain limited exceptions), (i) with respect to 50% of such shares, for a period ending on the earlier of the one-year anniversary of the date of the Business Combination and the date on which the closing price of our common stock equals or exceeds $12.50 per share for any 20 trading days within a 30-trading day period following the consummation of the Business Combination and, (ii) with respect to the remaining 50% of such shares, for a period ending on the one-year anniversary of the date of the Business Combination, or earlier, if, subsequent to our Business Combination, we consummate a liquidation, merger, stock exchange or other similar transaction which results in all of our stockholders having the right to exchange their shares of common stock for cash, securities or other property. The limited exceptions include transfers, assignments or sales: (i) to our or Tuscan Holdings Acquisition LLC's officers, directors, consultants or their affiliates, (ii) to an entity's members upon its liquidation, (iii) to relatives and trusts for estate planning purposes, (iv) by virtue of the laws of descent and distribution upon death, (v) pursuant to a qualified domestic relations order, (vi) to us for no value for cancellation in connection with the consummation of our initial business combination, or (vii) in connection with the Business Combination at prices no greater than the price at which the shares were originally purchased, in each case (except for clause (vi) or with our prior consent) where the transferee agrees to the terms of the Escrow Agreement and to be bound by these transfer restrictions.

Parent Support Agreement

In connection with the Business Combination, Tuscan and certain related parties entered into an amendment to the Escrow Agreement between Tuscan, the Company, Continental Stock Transfer & Trust Company and the Tuscan Group ("Escrow Agreement") pursuant to which 6,750,000 shares held by Tuscan Holdings Acquisition LLC, and the 30,000 shares held by each of Stefan M. Selig, Richard O. Rieger and Amy Butte (together with Tuscan Holdings Acquisition LLC, the "Founders") are being held post-Business Combination. Pursuant to the amended Escrow Agreement:

- The Escrow Agent will hold 843,750 shares of common stock held by Tuscan Holdings Acquisition LLC until the date on which the last sale price of our common stock equals or exceeds $12.00 per share for any 20 trading days within any 30-trading day period following the closing of the Business Combination (the "First Earn-Out Target").
- The Escrow Agent will hold an additional 843,750 shares of common stock held by Tuscan Holdings Acquisition LLC until the date on which the last sale price of our common stock equals or exceeds $15.00 per share for any 20 trading days within any 30-trading day period following the closing of the Business Combination (the "Second Earn-Out Target").
- If neither the First Earn-Out Target nor the Second Earn-Out Target is satisfied on or prior to the fifth anniversary of the closing of the Business Combination, then the Escrow Agent will release all the shares held in escrow to the Company for cancellation for no consideration. If only the First Earn-Out Target has been satisfied on or prior to the fifth anniversary of the closing of the Business Combination, then the Escrow Agent will release 834,750 shares of common stock to the Company for cancellation for no consideration.

Independence of Directors

Under the listing rules of the Nasdaq Capital Market, we are required to have a majority of independent directors serving on our Board. Our Board has determined that five of our seven directors, namely, Yeelong Tan Balladon, Wei Ying, Stanley Whittingham, Stephen Vogel and Arthur Wong are independent within the meaning of NASDAQ Rule 5605(a)(2).

Policy Regarding Related Party Transactions

We have adopted a written policy on transactions with "related persons," defined in the policy as a director, executive officer, nominee for director, or greater than 5% beneficial owner of any class of the Company's voting securities, and their immediate family members. For purposes of this policy, a "related person transaction" is defined as any transaction, arrangement or relationship in which the Company is a participant, the aggregate amount involved exceeds or may be expected to exceed $120,000 and in which a related person had, has or will have a direct or indirect material interest. The Board, acting through those members of its audit committee who are not interested in the transaction in question, will review related person transactions to determine whether the related person transaction is in, or is not inconsistent with, the best interests of the Company and its stockholders. If, after any such review, a related person transaction is determined to be in, or not inconsistent with, the best interests of the Company, then the related person transaction may be approved or ratified according to the procedures in the policy. If advance audit committee approval of a related person transaction requiring the audit committee's approval is not practicable or desirable, then the chair of the audit committee may approve or ratify a related person transaction. In addition, the policy provides standing pre-approval for certain types of transactions that the audit committee has reviewed and determined will be deemed pre-approved.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte Touche Tohmatsu Certified Public Accountants LLP (PCAOB ID No. 1113) , an independent registered public accounting firm and our principal external auditors, for the periods indicated.

For the Year Ended December 31,	2022	2023
Audit fees[a]	$ 1.6 million	$ 1.8 million
Audit-related fees[b]		
Tax fees[c]	—	0.1 million
All other fees[d]	—	—
Total	**$ 1.6 million**	**$ 1.9 million**

(a) Audit fees represent fees for services provided in connection with the audit of our consolidated financial statements, review of our interim consolidated financial statements, and audit services provided in connection with other statutory or regulatory filings.

(b) Audit-related fees consist of assurance and related services rendered by the principal accountant related to the performance of the audit or review of our consolidated financial statements, which have not been reported under audit fees above.

(c) Tax fees represent fees for professional services rendered for tax compliance, tax advice and tax planning.

(d) All other fees include fees for services provided other than the services reported above.

Audit Committee Pre-Approval Policies and Procedures

At its regularly scheduled and special meetings, the Audit Committee of the Board considers and pre-approves any audit and non-audit services to be performed by the Company's independent accountants. On July 25, 2021, the Audit Committee adopted its pre-approval policies and procedures. Since that date, there have been no audit or non-audit services rendered by the Company's principal accountants that were not pre-approved.


PART IV


ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

1. Financial Statements—See "Index to Consolidated Financial Statements and Financial Statement Schedule" set forth on page F-1.

2. Financial Statement Schedule—See "Index to Consolidated Financial Statements and Financial Statement Schedule" set forth on page F-1.

3. Exhibits—See "Index to Exhibits" set forth on the following page.


INDEX TO EXHIBITS


Exhibit Number	Description
3.1	Second Amended and Restated Certificate of Incorporation of Microvast Holdings, Inc. (incorporated by reference from Exhibit 3.1 to the Company's Current Report on Form 8-K, filed with the SEC on July 28, 2021).
3.2	Amended and Restated Bylaws of Microvast Holdings, Inc. (incorporated by reference from Exhibit 3.2 to the Company's Current Report on Form 8-K, filed with the SEC on July 28, 2021).
4.1*	Description of Securities of the Registrant.
4.2	Specimen Common Stock Certificate (incorporated by reference from Exhibit 4.4 to the Company's Current Report on Form 8-K, filed with the SEC on July 28, 2021).
4.3	Specimen Warrant Certificate (incorporated by reference from Exhibit 4.5 to the Company's Current Report on Form 8-K, filed with the SEC on July 28, 2021).
4.4	Warrant Agreement (incorporated by reference from Exhibit 4.4 to the Company's Registration Statement on S-1, filed with the Company on February 26, 2019).
4.5	Registration Rights and Lock-Up Agreement dated as of July 26, 2021, by and among (a) Microvast Holdings, Inc., (b) the Microvast Equity Holders, (c) the CL Holders, (d) Tuscan Holdings Acquisition LLC, Stefan M. Selig, Richard O. Rieger and Amy Butte, and (e) EarlyBirdCapital, Inc. (incorporated by reference from Exhibit 4.1 to the Company's Current Report on Form 8-K, filed with the SEC on July 28, 2021).
4.6	Stockholders Agreement dated July 26, 2021 by and among (a) Microvast Holdings, Inc., (b) Yang Wu and (c) Tuscan Holdings Acquisition LLC. (incorporated by reference from Exhibit 4.2 to the Company's Current Report on Form 8-K, filed with the SEC on July 28, 2021).
10.1	Form of Indemnity Agreement (incorporated by reference from Exhibit 10.1 to the Company's Current Report on Form 8-K, filed with the SEC on July 28, 2021).
10.2	Employment Agreement, dated as of February 1, 2021, by and between Microvast, Inc. and Yang Wu (incorporated by reference from Exhibit 10.2 to the Company's Current Report on Form 8-K, filed with the SEC on July 28, 2021).
10.3	Employment Agreement, dated as of February 1, 2021, by and between Microvast, Inc. and Wenjuan Mattis, Ph.D. (incorporated by reference from Exhibit 10.4 to the Company's Current Report on Form 8-K, filed with the SEC on July 28, 2021).
10.4	Employment Agreement, dated as of June 1, 2017, by and between Microvast, Inc. and Sascha Rene Kelterborn (incorporated by reference from Exhibit 10.5 to the Company's Current Report on Form 8-K, filed with the SEC on July 28, 2021).
10.5	Microvast Holdings, Inc. 2021 Equity Incentive Plan (incorporated by reference from Exhibit 99.1 to the Company's Registration Statement on Form S-8, filed with the SEC on October 1, 2021).
10.6	Stock Escrow Agreement, between the Registrant, Continental Stock Transfer & Trust Company and the Company's Initial Stockholder (incorporated by reference from Exhibit 10.6 to the Company's Registration Statement on S-1, filed with the Company on February 26, 2019).
10.7	Amendment No. 1 to Stock Escrow Agreement, between the Registrant, Continental Stock Transfer & Trust Company and the Company's Initial Stockholder (incorporated by reference from Exhibit 10.13 to the Company's Current Report on Form 8-K, filed with the SEC on July 28, 2021).


95


Exhibit Number	Description
10.8	Form of Performance Stock Unit Award Agreement (incorporated by reference from Exhibit 99.1 to the Company's Current Report on Form 8-K, filed with the SEC on August 31, 2021).
10.9	Form of Restricted Stock Unit Award Agreement (Performance Condition) (incorporated by reference from Exhibit 99.2 to the Company's Current Report on Form 8-K, filed with the SEC on August 31, 2021).
10.10	Form of Restricted Stock Unit Award Agreement (without Performance Condition) (incorporated by reference from Exhibit 99.3 to the Company's Current Report on Form 8-K, filed with the SEC on August 31, 2021).
10.11	Form of Restricted Stock Unit Award Agreement (Directors) (incorporated by reference from Exhibit 10.15 to the Company's Annual Report on Form 10-K, filed with the SEC on March 29, 2022).
10.12	Employment Agreement, dated as of March 29, 2022, by and between Microvast, Inc. and Shane Smith (incorporated by reference from Exhibit 10.16 to the Company's Annual Report on Form 10-K, filed with the SEC on March 29, 2022).
10.13	Transition Services Agreement, dated April 14, 2022, by and between Microvast, Inc. and Yanzhuan (Leon) Zheng (incorporated by reference from Exhibit 10.1 to the Company's Current Report on Form 8-K, filed with the SEC on April 19, 2022).
10.14	Employment Agreement, dated April 14, 2022, by and between Microvast, Inc. and Craig Webster (incorporated by reference from Exhibit 10.2 to the Company's Current Report on Form 8-K, filed with the SEC on April 19, 2022).
10.15	Letter Agreement, dated April 14, 2022, by and between Microvast Holdings, Inc. and Sascha Rene Kelterborn (incorporated by reference from Exhibit 10.3 to the Company's Current Report on Form 8-K, filed with the SEC on April 19, 2022).
10.16	Form of Stock Option Award Agreement (incorporated by reference from Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q, filed with the SEC on May 16, 2022).
10.17	English Translation of Syndicated Loan Agreement, dated September 27, 2022, by and among Microvast Power Systems Co., Ltd. and Lenders listed thereto (incorporated by reference from Exhibit 10.1 to the Company's Current Report on Form 8-K, filed with the SEC on September 29, 2022).
10.18	Amended and Restated Employment Agreement, dated August 5, 2023, by and between Microvast Holdings, Inc. and Zachariah Ward (incorporated by reference from Exhibit 10.1 to the Company's Current Report on Form 8-K, filed with the SEC on August 8, 2023).
10.19+	Form of Performance Stock Option Award Agreement (incorporated by reference from Exhibit 10.2 to the Company's Current Report on Form 8-K, filed with the SEC on August 8, 2023).
10.20	Separation Agreement, dated August 23, 2023, by and between Microvast Holdings, Inc. and Shane Smith (incorporated by reference from Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q, filed with the SEC on November 9, 2023).
21.1*	Subsidiaries of the Registrant.
23.1*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP.
24*	Power of Attorney
31.1*	Certification of Principal Executive Officer Pursuant to Securities Exchange Act Rules 13a-14(a) and 15(d)-14(a), as adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2*	Certification of Principal Financial Officer Pursuant to Securities Exchange Act Rules 13a-14(a) and 15(d)-14(a), as adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1**	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2**	Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
97.1*+	Microvast Holdings, Inc. Amended and Restated Clawback Policy
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

Exhibit Number	Description
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

---

*	Filed herewith.
**	Furnished.
+	Certain schedules to this Exhibit have been omitted in accordance with Item 601(b)(2) of Regulation S-K. The Company hereby agrees to furnish supplementally a copy of all omitted schedules to the SEC upon request.

ITEM 16. FORM 10-K SUMMARY.

None.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on April 1, 2024.

MICROVAST HOLDINGS, INC.

By: /s/ Craig Webster
Name: Craig Webster
Title: Chief Financial Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Yang Wu and Craig Webster and each of them, as his or her true and lawful attorney-in-fact and agent with full power of substitution and resubstitution, for such individual in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-K, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully for all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or the individual's substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the date indicated.

Signature	Title	Date
/s/ Yang Wu **Yang Wu**	Chief Executive Officer, President and Chairman of the Board (principal executive officer)	April 1, 2024
/s/ Craig Webster **Craig Webster**	Chief Financial Officer (principal financial officer)	April 1, 2024
/s/ Lu Gao **Lu Gao**	Chief Accounting Officer (principal accounting officer)	April 1, 2024
/s/ Yanzhuan Zheng **Yanzhuan Zheng**	Director	April 1, 2024
/s/ Arthur Wong **Arthur Wong**	Director	April 1, 2024
/s/ Stephen Vogel **Stephen Vogel**	Director	April 1, 2024
/s/ Yeelong Balladon **Yeelong Balladon**	Director	April 1, 2024
/s/ Wei Ying **Wei Ying**	Director	April 1, 2024